
03025165

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

Senior Vice President and
Chief Financial Officer

OR

______ TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) FOR THE TRANSACTION PERIOD FROM ____________ TO ____________.

Commission file number: ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The UnitedTrust Bank Profit Sharing and 401(k) Plan
c/o 401(k) Administrative Committee
UnitedTrust Bank and PFPC, Inc.
1111 East Main Street – 5th Floor
Richmond, VA 23219

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United National Bancorp
1130 Route 22 East
P. O. Box 6000
Bridgewater, New Jersey 08807

EXHIBIT 99.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report for the UnitedTrust Bank Profit Sharing and 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Charles E. Nunn, Jr., as plan administrator for the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003

Charles E. Nunn, Jr.
Plan Administrator

This certification is made solely for the purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.

Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for: **(1)** ☐ a multiemployer plan; **(2)** ☒ a single-employer plan (other than a multiple-employer plan); **(3)** ☐ a multiple-employer plan; or **(4)** ☐ a DFE (specify) ______

B This return/report is: **(1)** ☐ the first return/report filed for the plan; **(2)** ☐ an amended return/report; **(3)** ☐ the final return/report filed for the plan; **(4)** ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information -- enter all requested information.

1a Name of plan
UNITEDTRUST BANK
PROFIT SHARING AND 401(K) PLAN

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.) 01/01/1987

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
UNITEDTRUST BANK
1130 ROUTE 22 EAST
P.O. BOX 6000
BRIDGEWATER NJ 08807-0010

2b Employer Identification Number (EIN) 22-1622175

2c Sponsor's telephone number 908-429-2200

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6/18/03 Charles E. Nunn, Jr.
Signature of plan administrator — Date — Type or print name of individual signing as plan administrator

SIGN HERE [signature] 6/18/03 Thomas C. Gregor
Signature of employer/plan sponsor/DFE — Date — Type or print name of individual signing as employer, plan sponsor or DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v5.0 Form **5500** (2002)



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below: **a** Sponsor's name	**b** EIN **c** PN
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN **c** Telephone number

6	Total number of participants at the beginning of the plan year	**6**	505
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	614
b	Retired or separated participants receiving benefits	**7b**	2
c	Other retired or separated participants entitled to future benefits	**7c**	60
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	676
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	676
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	495
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	15
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	7

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	**(1)** [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	**(2)** [ ] Code section 412(i) insurance contracts
(3) [X] Trust	**(3)** [X] Trust
(4) [ ] General assets of the sponsor	**(4)** [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [X] 1 **T** (Qualified Pension Plan Coverage Information)

  If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year ▶ ______
- **(3)** [ ] **B** (Actuarial Information)
- **(4)** [ ] **E** (ESOP Annual Information)
- **(5)** [X] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [X] **H** (Financial Information)
- **(2)** [ ] **I** (Financial Information -- Small Plan)
- **(3)** [ ] ____ **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)
- **(7)** [X] 1 **P** (Trust Fiduciary Information)



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D Employer Identification Number 22-1622175

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EMPLOYEE BENEFIT BOND FUND

(b) Name of sponsor of entity listed in **(a)** UNITEDTRUST BANK

(c) EIN-PN 22-6405260-005 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1210983

(a) Name of MTIA, CCT, PSA, or 103-12IE ____

(b) Name of sponsor of entity listed in **(a)** ____

(c) EIN-PN ____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____

(a) Name of MTIA, CCT, PSA, or 103-12IE ____

(b) Name of sponsor of entity listed in **(a)** ____

(c) EIN-PN ____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____

(a) Name of MTIA, CCT, PSA, or 103-12IE ____

(b) Name of sponsor of entity listed in **(a)** ____

(c) EIN-PN ____ **(d)** Entity code ____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ______ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______



Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN



SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2002
This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D **Employer Identification Number**
22-1622175

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	266820	127
(2) Participant contributions	b(2)		347
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	896456	6151559
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)	617914	0
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)	4645837	0
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)		
(9) Value of interest in common/collective trusts	c(9)	969000	1210983
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	360496	0
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		



Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	3860760	4250397
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	11617283	11613413
Liabilities			
g Benefit claims payable	g		338
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		18121
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	18459
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	11617283	11594954

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	353948	
(B) Participants	a(1)(B)	1194352	
(C) Others (including rollovers)	a(1)(C)	111376	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1659676
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	17405	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)	52932	
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		70337
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	189576	
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		189576
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	11179694	
(B) Aggregate carrying amount (see instructions)	b(4)(B)	12471888	
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		-1292194



Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	-105436	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		-105436
(6) Net investment gain (loss) from common/collective trusts	b(6)		75669
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		6950
c Other income	c		206
d Total income. Add all **income** amounts in column (b) and enter total	d		604784
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	608744	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)	248	
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		608992
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	18121	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		18121
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		627113
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		-22329
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

MAX BUSSEL & COMPANY 22-1468945





Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		7000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j			
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT
ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

ASSET STATEMENT AS OF DECEMBER 31, 2002

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- CASH EQUIVALENTS --		
-- MASTER NOTES & MONEY MKT FUNDS --		
6,151,558.840 PRIME OBLIGATIONS FUND FEDERATED - FD 10	6,151,558.84 100.0000	6,151,558.84
-- FIXED INCOME --		
-- BONDS --		
-- COMMON TRUST FUNDS --		
48,067 EMPLOYEE BENEFIT BOND FUND	1,167,676.54 24.29268	1,208,135.07 25.13439
-- COMMON STOCK --		
-- FINANCIALS --		
-- BANKS --		
184,399 UNITED NATIONAL BANCORP	3,225,814.95 17.493	4,250,396.95 23.050
TOTAL FINANCIALS	3,225,814.95	4,250,396.95
TOTAL COMMON STOCK	3,225,814.95	4,250,396.95
-- MISCELLANEOUS ASSETS --		
1 ORIGINAL ACCOUNT DOCUMENT		
TOTAL ASSETS	10,545,050.33	11,610,090.86
CASH		
GRAND TOTAL ASSETS	10,545,050.33	11,610,090.86

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

UNITEDTRUST BANK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1130 ROUTE 22 EAST

c City or town, state, and ZIP code

BRIDGEWATER NJ 08807-0010

2a Name of trust

UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

b Trust's employer identification number 22-1622175

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ **Yes** ☐ **No**

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 22-1622175

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ ______ **Date** ▶ ______



Official Use Only

SCHEDULE R (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D **Employer Identification Number** 22-1622175

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 22-1622175 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . . ☐ Yes ☒ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . . ☐ Yes ☐ No





SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D **Employer Identification Number** 22-1622175

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶

Phone number of plan administrator ▶ 908-429-2200 Date ▶



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	149668204	DAN		BADEA	A	A	
A	151727979	DEBORAH		CHERICHELLA	A	A	
A	150322904	JUNE ANN		DONOVAN	A	A	
A	136728614	JOHN		FITZGERALD	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	299.27300	S	16582.00		
	21.33240	S	3084.00		
	132.33910	S	25519.00		
	663.97490	S	56665.00		





Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	143404578	SUSANNE		SAWYER	A	A	
A	137580545	ROBERT		SOLOWAY	A	A	
A	140603867	ROSALIA		TAVARES	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	254.93230	S	15170.00		
	1234.86230	S	33221.00		
	216.27520	S	12008.00		





Official Use Only

SCHEDULE T
(Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D Employer Identification Number** 22-1622175

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**
UNITEDTRUST BANK	22-1622175

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).





Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2002

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	1128
(2) Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	423
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	705
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	0
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	705
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	0

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ▶ 401(M) **d** 100.0 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)	100.0	
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test



Form **5500**
Department of the Treasury
Internal Revenue Service
Department of Labor
Pension and Welfare Benefits Administration
Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2002

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For the calendar plan year 2002 or fiscal plan year beginning , and ending ,

A This return/report is for: (1) ☐ a multiemployer plan; (2) ☒ a single-employer plan (other than a multiple-employer plan); (3) ☐ a multiple-employer plan; or (4) ☐ a DFE (specify) ______

B This return/report is: (1) ☐ the first return/report filed for the plan; (2) ☐ an amended return/report; (3) ☐ the final return/report filed for the plan; (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
UNITEDTRUST BANK
PROFIT SHARING AND 401(K) PLAN

1b Three-digit plan number (PN) ▶ 002

1c Effective date of plan (mo., day, yr.) 01/01/1987

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
UNITEDTRUST BANK
1130 ROUTE 22 EAST
P.O. BOX 6000
BRIDGEWATER NJ 08807-0010

2b Employer Identification Number (EIN) 22-1622175

2c Sponsor's telephone number 908-429-2200

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE [signature] 6/18/03 Charles E. Nunn, Jr.
Signature of plan administrator Date Type or print name of individual signing as plan administrator

SIGN HERE [signature] 6/18/03 Thomas C. Gregor
Signature of employer/plan sponsor/DFE Date Type or print name of individual signing as employer, plan sponsor or DFE



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	505
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	614
b	Retired or separated participants receiving benefits	**7b**	2
c	Other retired or separated participants entitled to future benefits	**7c**	60
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	676
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f	Total. Add lines **7d** and **7e**	**7f**	676
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	495
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	15
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	7

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2H 2J

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)

(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust
(4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

(1)	[X]		**R**	(Retirement Plan Information)
(2)	[X]	1	**T**	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______

(3)	[ ]		**B**	(Actuarial Information)
(4)	[ ]		**E**	(ESOP Annual Information)
(5)	[X]		**SSA**	(Separated Vested Participant Information)

b Financial Schedules

(1)	[X]		**H**	(Financial Information)
(2)	[ ]		**I**	(Financial Information -- Small Plan)
(3)	[ ]	____	**A**	(Insurance Information)
(4)	[ ]		**C**	(Service Provider Information)
(5)	[X]		**D**	(DFE/Participating Plan Information)
(6)	[ ]		**G**	(Financial Transaction Schedules)
(7)	[X]	1	**P**	(Trust Fiduciary Information)



SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection

For calendar plan year 2002 or fiscal plan year beginning , and ending ,

A Name of plan or DFE UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	B Three-digit plan number ▶ 002
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D Employer Identification Number** 22-1622175

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE EMPLOYEE BENEFIT BOND FUND

(b) Name of sponsor of entity listed in **(a)** UNITEDTRUST BANK

(c) EIN-PN 22-6405260-005 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1210983

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______

(a) Name of MTIA, CCT, PSA, or 103-12IE ______

(b) Name of sponsor of entity listed in **(a)** ______

(c) EIN-PN ______ **(d)** Entity code ___ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ______________________

(b) Name of sponsor of entity listed in **(a)** ______________________

(c) EIN-PN ______________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______________

(a) Name of MTIA, CCT, PSA, or 103-12IE ______________________

(b) Name of sponsor of entity listed in **(a)** ______________________

(c) EIN-PN ______________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______________

(a) Name of MTIA, CCT, PSA, or 103-12IE ______________________

(b) Name of sponsor of entity listed in **(a)** ______________________

(c) EIN-PN ______________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______________

(a) Name of MTIA, CCT, PSA, or 103-12IE ______________________

(b) Name of sponsor of entity listed in **(a)** ______________________

(c) EIN-PN ______________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______________

(a) Name of MTIA, CCT, PSA, or 103-12IE ______________________

(b) Name of sponsor of entity listed in **(a)** ______________________

(c) EIN-PN ______________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______________

(a) Name of MTIA, CCT, PSA, or 103-12IE ______________________

(b) Name of sponsor of entity listed in **(a)** ______________________

(c) EIN-PN ______________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ______________





Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______





SCHEDULE H (Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D **Employer Identification Number**
22-1622175

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	266820	127
(2) Participant contributions	b(2)		347
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)	896456	6151559
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)	617914	0
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)	4645837	0
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)		
(9) Value of interest in common/collective trusts	c(9)	969000	1210983
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	360496	0
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		



Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	3860760	4250397
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	11617283	11613413
Liabilities			
g Benefit claims payable	g		338
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		18121
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	18459
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	11617283	11594954

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	353948	
(B) Participants	a(1)(B)	1194352	
(C) Others (including rollovers)	a(1)(C)	111376	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		1659676
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	17405	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)	52932	
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		70337
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	189576	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		189576
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	11179694	
(B) Aggregate carrying amount (see instructions)	b(4)(B)	12471888	
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		-1292194



Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)	-105436	
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		-105436
(6) Net investment gain (loss) from common/collective trusts	b(6)		75669
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		6950
c Other income	c		206
d Total income. Add all **income** amounts in column (b) and enter total	d		604784
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	608744	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)	248	
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		608992
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)	18121	
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		18121
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		627113
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		-22329
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.

(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d) ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

MAX BUSSEL & COMPANY 22-1468945



Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		7000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j			
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ **Yes** ☒ **No** **Amount** ________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT
ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

ASSET STATEMENT AS OF DECEMBER 31, 2002

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- CASH EQUIVALENTS --		
-- MASTER NOTES & MONEY MKT FUNDS --		
6,151,558.840 PRIME OBLIGATIONS FUND FEDERATED - FD 10	6,151,558.84 100.0000	6,151,558.84
-- FIXED INCOME --		
-- BONDS --		
-- COMMON TRUST FUNDS --		
48,067 EMPLOYEE BENEFIT BOND FUND	1,167,676.54 24.29268	1,208,135.07 25.13439
-- COMMON STOCK --		
-- FINANCIALS --		
-- BANKS --		
184,399 UNITED NATIONAL BANCORP	3,225,814.95 17.493	4,250,396.95 23.050
TOTAL FINANCIALS	3,225,814.95	4,250,396.95
TOTAL COMMON STOCK	3,225,814.95	4,250,396.95
-- MISCELLANEOUS ASSETS --		
1 ORIGINAL ACCOUNT DOCUMENT		
TOTAL ASSETS	10,545,050.33	11,610,090.86
CASH		
GRAND TOTAL ASSETS	10,545,050.33	11,610,090.86

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For trust calendar year 2002 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

UNITEDTRUST BANK

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

1130 ROUTE 22 EAST

c City or town, state, and ZIP code

BRIDGEWATER NJ 08807-0010

2a Name of trust

UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

b Trust's employer identification number 22-1622175

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ .... ▶ 22-1622175

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE **Signature of fiduciary** ▶ ______ **Date** ▶ ______





Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
UNITEDTRUST BANK

D Employer Identification Number
22-1622175

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 22-1622175 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☒ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶ Month______Day______Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) .... ☐ Yes ☐ No



SCHEDULE SSA (Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1b is checked.**

Official Use Only

OMB No. 1210-0110

2002

This Form is NOT Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	**B** Three-digit plan number ▶ 002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	**D** Employer Identification Number 22-1622175

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE **Signature of plan administrator** ▶

Phone number of plan administrator ▶ 908-429-2200 Date ▶



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan -- periodic payment
A	149668204	DAN		BADEA	A	A	
A	151727979	DEBORAH		CHERICHELLA	A	A	
A	150322904	JUNE ANN		DONOVAN	A	A	
A	136728614	JOHN		FITZGERALD	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit				
	Defined contribution plan				
(a) Entry Code	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
	299.27300	S	16582.00		
	21.33240	S	3084.00		
	132.33910	S	25519.00		
	663.97490	S	56665.00		



Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
					Enter code for nature and form of benefit		Amount of vested benefit
(a) Entry Code	**(b)** Social Security Number	**(c)** Name of Participant (First)	(M.I.)	(Last)	**(d)** Type of annuity	**(e)** Payment frequency	**(f)** Defined benefit plan -- periodic payment
A	143404578	SUSANNE		SAWYER	A	A	
A	137580545	ROBERT		SOLOWAY	A	A	
A	140603867	ROSALIA		TAVARES	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
	Amount of vested benefit — Defined contribution plan				
(a) Entry Code	**(g)** Units or shares	Share indicator	**(h)** Total value of account	**(i)** Previous sponsor's employer identification number	**(j)** Previous plan number
	254.93230	S	15170.00		
	1234.86230	S	33221.00		
	216.27520	S	12008.00		



SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN	B Three-digit plan number ▶	002
C Plan sponsor's name as shown on line 2a of Form 5500 UNITEDTRUST BANK	D **Employer Identification Number** 22-1622175	

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	1b **Employer identification number**
UNITEDTRUST BANK	22-1622175

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ **Yes** ☐ **No**

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
▶

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).



Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2002

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☒ No

c Complete the following:

(1)	Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	1128
(2)	Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	423
(3)	Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	705
(4)	Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	0
(5)	Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	705
(6)	Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	0

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ► 401(M) | **d** | 100.0 %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)	401(K)	100.0	
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☒ the ratio percentage test **(2)** ☐ average benefit test



J.H. COHN LLP

ACCOUNTANTS & CONSULTANTS

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2002

INDEX

	PAGE
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS	2
STATEMENTS OF ASSETS AND LIABILITIES DECEMBER 31, 2002	3
SCHEDULES OF INVESTMENTS DECEMBER 31, 2002	4-9
STATEMENTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2002	10
STATEMENTS OF CHANGES IN NET ASSETS YEAR ENDED DECEMBER 31, 2002	11
STATEMENTS OF DISTRIBUTIONS YEAR ENDED DECEMBER 31, 2002	12
NOTES TO FINANCIAL STATEMENTS	13-15
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION	16
SCHEDULE OF INVESTMENTS PURCHASED YEAR ENDED DECEMBER 31, 2002	17-19
SCHEDULE OF INVESTMENTS SOLD OR REDEEMED YEAR ENDED DECEMBER 31, 2002	20-22
SCHEDULE OF INVESTMENT CHANGES OTHER THAN PURCHASES AND SALES YEAR ENDED DECEMBER 31, 2002	23
SCHEDULES OF NET ASSET VALUE PER UNIT YEAR ENDED DECEMBER 31, 2002	24

* * *


J.H. COHN
LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Bronxville, NY • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
United Trust

We have audited the accompanying statements of assets and liabilities of the EMPLOYEE BENEFIT BOND FUND and EMPLOYEE BENEFIT EQUITY FUND of UNITED TRUST as of December 31, 2002, including the schedules of investments as of December 31, 2002, and the related statements of operations, changes in net assets and distributions for the year then ended. These financial statements are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefit Bond Fund and Employee Benefit Equity Fund of United Trust as of December 31, 2002, and their results of operations and changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Roseland, New Jersey
January 7, 2003



EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2002

ASSETS	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Investments in securities, at value (cost $5,903,846 and $5,293,008)	$6,175,932	$4,996,811
Cash and cash equivalents	1,254,208	739,724
Accrued interest and dividends receivable	114,447	3,581
Total assets	7,544,587	5,740,116
LIABILITIES		
Income distribution payable	32,380	4,429
Accrued expenses	365	593
Total liabilities	32,745	5,022
Net assets	$7,511,842	$5,735,094
Net asset value per unit	$25.1344	$19.4438
Units outstanding	298,867	294,958

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2002

	Principal Amount	Cost	Value
Debt securities (61.4%*):			
Capital goods and construction (1.5%*):			
Ingersoll-Rand, 6.51%, due 12/1/04	$100,000	$ 100,000	$ 107,365
Consumer staple (4.2%*):			
General Foods, 7%, due 6/15/11	100,000	99,265	100,521
Philip Morris, 7.125%, due 10/1/04	100,000	100,000	106,177
RJ Reynolds Tobacco, 8.75%, due 8/15/05	100,000	97,500	110,150
Totals		296,765	316,848
Healthcare (.7%*):			
Merck, 5.25%, due 7/1/06	50,000	49,600	54,025
Interest sensitive - financial (42.8%*):			
Allstate, 7.875%, due 5/1/05	100,000	100,000	111,786
Bank One, 6%, due 8/1/08	50,000	50,000	55,170
BankBoston, 6.5%, due 12/19/07	50,000	50,000	55,739
Bear Stearns, 6.625%, due 10/1/04	100,000	100,000	107,349
CIT Group:			
7.125%, due 10/15/04	100,000	98,765	105,677
7.625%, due 8/16/05	50,000	50,334	53,793
5.75%, due 9/25/07	115,000	115,000	119,126
Citigroup:			
7.25%, due 8/15/05	50,000	49,202	53,016
6.375%, due 11/15/08	50,000	50,000	55,950
First Bank Systems, 8%, due 7/2/04	100,000	103,000	109,019
First Union, 6.40%, due 4/1/08	100,000	99,500	112,103
Ford Motor Credit, 6.875%, due 2/1/06	50,000	50,073	50,088
General Electric Capital:			
5.35%, due 3/30/06	50,000	50,204	53,601
4.625%, due 9/15/09	250,000	251,745	256,120
General Motors Acceptance:			
6.15%, due 4/5/07	100,000	99,253	101,740
7.75%, due 1/19/10	100,000	99,876	104,689
7%, due 7/15/13, callable 7/15/03	100,000	99,500	99,593
Household Finance, 7%, due 8/1/03	100,000	100,000	102,670
JP Morgan Chase:			
7.875%, due 7/15/06	250,000	254,370	280,643
8%, due 2/22/10	50,000	50,000	50,326
8%, due 8/18/15	50,000	50,000	51,594

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2002

	Principal Amount	Cost	Value
Debt securities (61.4%*) (continued):			
Interest sensitive - financial (42.8%*) (concluded):			
Lehman Bros.:			
7.25%, due 10/15/03	$100,000	$ 100,000	$ 104,228
6.625%, due 2/5/06	100,000	100,000	108,945
8.25%, due 6/15/07	100,000	100,000	117,539
Merrill Lynch:			
5.46%, due 5/7/04	100,000	100,000	104,366
6%, due 2/17/09	200,000	198,785	217,308
MetLife, 6.125%, due 12/1/11	100,000	99,624	107,936
Morgan Stanley Dean Witter, 6.10%, due 4/15/06	50,000	50,000	54,468
Salomon Smith Barney Holdings:			
6.5%, due 2/15/08	50,000	49,980	55,929
8%, due 2/11/10	100,000	100,000	100,539
Sears, Roebuck Acceptance, 6.9%, due 8/1/03	100,000	100,250	100,886
Texaco Capital, 5.7%, due 12/1/08	50,000	49,700	52,837
Totals		3,019,161	3,214,773
Interest sensitive - utilities (2.8%*):			
Citizens Utilities, 7.6%, due 6/1/06	100,000	100,000	108,952
Halliburton, 5.625%, due 12/1/08	50,000	49,845	48,000
Questar Pipeline, 6%, due 10/6/08	50,000	49,425	53,879
Totals		199,270	210,831
Miscellaneous and diversified (2.7%*):			
Alltel, 7.25%, due 4/1/04	100,000	97,000	105,665
Hanson Overseas, 7.375%, due 1/15/03	100,000	99,500	100,124
Totals		196,500	205,789
Retailing (1.3%*):			
GAP, 6.9%, due 9/15/07	100,000	94,235	97,500
Technology (2.7%*):			
Avnet, 7.875%, due 2/15/05	100,000	99,533	97,044
International Business Machines, 5.375%, due 2/1/09	100,000	99,858	108,020
Totals		199,391	205,064
Telecommunications (1.7%*):			
Verizon New England Telephone, 6.5%, due 9/15/11	100,000	101,097	110,416
WorldCom, 8%, due 5/15/06	50,000	49,629	11,750
Totals		150,726	122,166

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT BOND FUND
DECEMBER 31, 2002

	Principal Amount	Cost	Value
Debt securities (61.4%*) (concluded):			
Transportation (1.0%*):			
United Air Lines:			
6.201%, due 9/1/08	$ 50,000	$ 50,284	$ 38,886
6.602%, due 9/1/13	50,000	50,419	38,169
Totals		100,703	77,055
Total debt securities		4,406,351	4,611,416
U.S. Government and agency obligations (20.8%*):			
Federal Home Loan Bank, 6.37%, due 8/8/11	50,000	50,000	52,622
Federal Home Loan Mortgage Corp.:			
5.5%, due 7/15/06	100,000	103,140	109,938
4.875%, due 3/15/07	150,000	149,625	162,095
6.5%, due 8/24/16	50,000	50,000	51,359
Federal National Mortgage Association:			
4.375%, due 10/15/05	100,000	103,681	104,469
4.375%, due 10/15/06	250,000	261,605	265,235
5%, due 1/15/07	100,000	101,403	108,406
U.S. Treasury Notes:			
4.625%, due 5/15/06	250,000	262,743	269,610
6.125%, due 2/15/07	100,000	109,438	114,719
3.25%, due 8/15/07	100,000	101,125	102,469
6.125%, due 8/15/07	100,000	107,328	115,000
4.875%, due 2/15/12	100,000	97,407	108,594
Totals		1,497,495	1,564,516
Totals (82.2%*)		$5,903,846	$6,175,932

* Percent of net assets.

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT EQUITY FUND
DECEMBER 31, 2002

	Number of Shares	Cost	Value
Common stocks:			
Aerospace (2.5%*):			
Lockheed Martin	2,511	$ 130,723	$ 145,010
Auto and auto related (3.2%*):			
Danaher	1,185	83,703	77,855
Johnson Controls	1,279	113,018	102,537
Totals		196,721	180,392
Basic materials (2.9%*):			
International Paper	3,044	125,474	106,449
Sherwin Williams	2,089	58,592	59,014
Totals		184,066	165,463
Biotechnology (2.7%*):			
Amgen	2,088	81,079	100,934
Applied Biosystems	2,958	59,333	51,883
Totals		140,412	152,817
Capital goods and construction (8.2%*):			
Boeing	3,070	111,437	101,279
duPont E.I. deNemours	3,125	139,671	132,500
Illinois Tool Works	1,461	104,894	94,760
Lennar	1,040	57,323	53,664
Newell Rubbermaid	2,986	92,935	90,565
Totals		506,260	472,768
Consumer staple (4.5%*):			
Archer-Daniels	4,242	59,149	52,601
Colgate Palmolive	1,617	86,242	84,779
Masco	5,778	154,934	121,627
Totals		300,325	259,007
Energy (7.7%*):			
Baker Hughes	2,828	101,694	91,033
BP Amoco	3,064	150,022	124,552
Union Pacific Resource Group	2,476	144,688	148,238
Valero Energy	2,106	91,237	77,796
Totals		487,641	441,619
Healthcare (9.4%*):			
Cardinal Health	1,439	91,049	85,174
Johnson & Johnson	2,932	153,759	157,478
Pfizer	7,311	207,672	223,497
Tenet Healthcare	3,296	71,539	73,171
Totals		524,019	539,320

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT EQUITY FUND
DECEMBER 31, 2002

	Number of Shares	Cost	Value
Common stocks (continued):			
Interest sensitive - financial (18.6%*):			
American International Group	1,824	$ 8,996	$ 105,519
Bank America	1,858	116,915	129,261
Cendant	8,759	158,263	91,794
Citigroup	5,980	134,021	210,436
Household International	2,494	144,557	69,358
JP Morgan Chase	1,923	52,327	46,152
Morgan Stanley Dean Witter	3,032	152,565	121,037
Travelers Property Casualty - Class A	3,764	56,817	55,143
Washington Mutual	3,147	106,545	108,666
XL Capital	1,690	154,016	130,553
Totals		1,085,022	1,067,919
Media/entertainment (3.0%):			
Viacom	2,092	96,003	85,270
Comcast	3,764	73,951	88,718
Totals		169,954	173,988
Miscellaneous diversified (2.8%*):			
Amazon	2,650	49,242	108,987
eBay	1,607	84,590	50,059
Totals		133,832	159,046
Retailing (2.7%*):			
Avon Products	2,191	111,552	118,029
Kohl's	698	38,355	39,053
Totals		149,907	157,082
Technology (16.2%*):			
Cisco Systems	5,772	65,690	74,958
Dell Computer	3,830	100,754	102,414
Intel	4,093	119,917	63,728
International Business Machines	1,701	165,931	131,828
Intuit	1,463	56,310	68,644
Maxim Integrated Products	1,634	70,766	53,988
Micron Technology	2,991	89,331	29,132
Microsoft	2,906	210,596	150,240
Peoplesoft	4,845	107,485	88,664
Qualcomm	3,332	102,098	121,251
Yahoo	2,565	43,430	41,938
Totals		1,132,308	926,785

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS - EMPLOYEE BENEFIT EQUITY FUND
DECEMBER 31, 2002

	Number of Shares	Cost	Value
Common stocks (concluded):			
Telecommunications (2.7%*):			
AT&T	2,327	$ 44,181	$ 60,758
Sprint PCS	10,098	53,802	44,229
Verizon Communications	1,306	53,835	50,608
Totals		151,818	155,595
Totals (87.1%*)		$5,293,008	$4,996,811

* Percent of net assets.

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Investment income and expenses:		
Interest and dividends	$485,054	$ 109,003
Less audit expense	1,948	2,919
Net investment income	483,106	106,084
Realized and unrealized gain (loss) on investments:		
Net realized gain (loss) from investment transactions	100,584	(580,677)
Net unrealized appreciation (depreciation) of investments:		
Net unrealized appreciation, beginning of year	169,176	1,453,991
Net unrealized appreciation (depreciation), end of year	272,086	(296,197)
Net unrealized appreciation (depreciation)	102,910	(1,750,188)
Net realized and unrealized gain (loss) on investments	203,494	(2,330,865)
Net increase (decrease) in net assets from operations	$686,600	$(2,224,781)

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 2002

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Increase (decrease) in net assets from operations:		
Net investment income	$ 483,106	$ 106,084
Net realized income (loss) from investment transactions	100,584	(580,677)
Net unrealized appreciation (depreciation) of investments	102,910	(1,750,188)
Net increase (decrease) in net assets from operations	686,600	(2,224,781)
Distributions to unitholders from net investment income	(483,106)	(106,084)
Increase (decrease) from unit transactions:		
Amount received to admit 57,734 and 121,731 units	1,420,115	1,201,144
Amount paid to redeem 54,233 and 268,000 units	(3,000,815)	(5,915,025)
Net decrease in net assets from unit transactions	(1,580,700)	(4,713,881)
Decrease in net assets	(1,377,206)	(7,044,746)
Net assets, beginning of year	8,889,048	12,779,840
Net assets, end of year	$7,511,842	$ 5,735,094

See Notes to Financial Statements.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

STATEMENTS OF DISTRIBUTIONS
YEAR ENDED DECEMBER 31, 2002

	Employee Benefit Bond Fund		Employee Benefit Equity Fund	
	Per Unit	Amount	Per Unit	Amount
Month ended:				
January 31	$ .1357	$ 49,067	$.0103	$ 5,252
February 28	.1343	44,682	.0328	16,901
March 31	.1209	40,913	.0207	9,624
April 30	.1237	42,605	.0088	3,949
May 31	.1246	43,565	.0359	16,143
June 30	.1237	43,920	.0235	9,183
July 31	.1279	43,470	.0116	4,312
August 31	.1284	42,707	.0339	12,674
September 30	.1059	33,210	.0215	7,374
October 31	.1041	33,441	.0163	5,694
November 30	.1033	33,146	.0304	10,549
December 31	.1083	32,380	.0150	4,429
Totals	$1.4408	$483,106	$.2607	$106,084

See Notes to Financial Statements.

Note 1 - Organization:

The Employee Benefit Funds (the "Funds") were organized pursuant to the Master Plan for Exempt Collective Investments Funds of United Trust, formerly United National Bank, in October 1985. The Funds are comprised of the Employee Benefit Bond Fund and Employee Benefit Equity Fund. United Trust is the trustee (the "Trustee") and the administrator of the Funds.

The Funds provide common trust funds exclusively for the collective investment and reinvestment of contributions by the Trustee (or its affiliates) as an administrator or trustee of accounts under Section 501 of the Internal Revenue Code. The Funds are also maintained in conformity with the rules and regulations for common trust funds of the Comptroller of the Currency, and any other applicable laws of the United States and the State of New Jersey.

The investment policy of the Employee Benefit Bond Fund is to select securities with the primary emphasis on current income while preserving principal values. The assets of the fund may be invested by the Trustee in corporate preferred stocks, bonds or other obligations yielding a definite income return, including convertible securities. Assets may be temporarily invested in commercial paper, certificates of deposit, short-term United States Government obligations or other similar short-term taxable cash equivalents.

The investment policy of the Employee Benefit Equity Fund is to select securities for capital appreciation. The assets of this fund may be invested by the Trustee in common or other capital stocks or securities convertible into common or other classes of capital stock. Assets may be temporarily invested in commercial paper, certificates of deposit and short-term United States Government obligations or other similar short-term cash equivalents.

The Trustee is entitled to reimbursement for any reasonable expense it incurs in administering the Funds. However, the Trustee has elected to charge the Funds for the cost of the annual audit and to absorb all other costs of administration.

Note 2 - Significant accounting policies:

Securities transactions and investment income:

Securities transactions are recorded on the trade date (the date purchased or sold). Gains and losses are based on the specific identification method. Interest income is accounted for on the accrual basis; dividend income is recorded on the ex-dividend date.

Note 2 - Significant accounting policies (concluded):

Valuation of investments:

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the last business day of the year or any other valuation date. Securities traded in the over-the-counter market, and listed securities for which no sale was reported, are stated at the mean between the last available bid and asked prices or on the basis of quotes obtained from one or more brokers and dealers. If quotes cannot be obtained readily, the value of the security is estimated through matrix pricing, which takes into consideration such factors as coupon interest rates, maturity, credit rating, market indices and other market data as they relate to the security being valued and to similar securities for which quoted prices are available. Other investments are stated at cost plus accrued interest or amortized cost, which approximates market.

Cash and cash equivalents:

Investments in money market funds are classified as cash equivalents. The Funds maintain cash and cash equivalents in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits.

Income taxes:

Each fund is administered on a basis that makes it exempt from Federal income tax and New Jersey income tax. All of the income or losses of each fund is reportable on the tax returns of its unitholders.

Valuation of units:

Net asset value per unit is determined at the end of each month by dividing each fund's net assets by the total number of units outstanding. The total number of units outstanding is adjusted at the beginning of each month based on requests for admissions and withdrawals of units received before the beginning of the month. Units are admitted or withdrawn based on the net asset value per unit at the end of the preceding month, and amounts due in connection with admissions and withdrawals are settled during the first ten business days of the month.

Distributions to participants:

Each fund is required to distribute during the first ten days of each month its net investment income (generally accrual basis income derived from interest and dividends net of expenses) for the preceding month. Accordingly, distributions are recognized as of the end of the month for which income is being distributed. Net realized gains from investment transactions are generally retained and reinvested by the Funds.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Unit splits:

Effective May 9, 2002, the Funds declared unit splits in the following ratios:

Employee Benefit Bond Fund	4 for 1
Employee Benefit Equity Fund	15 for 1

All net asset value and unit amounts prior to the splits have been retroactively adjusted.

Note 4 - Financial highlights:

Financial highlights consist of the following:

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Per share operating performance:		
Net asset value, beginning of year	$24.50	$ 25.12
Income (loss) from investment operations:		
Net investment income	1.44	.26
Net realized and unrealized gain (loss) on investment transactions	.63	(5.68)
Total from investment operations	2.07	(5.42)
Less distributions	(1.44)	(.26)
Net asset value, end of year	$25.13	$ 19.44
Total return	8.48%	(21.56)%
Ratio to average net assets:		
Expenses	.02%	.03%
Net investment income	5.85%	1.20%

* * *


J.H. COHN
LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Bronxville, NY • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON SUPPLEMENTARY INFORMATION

To the Board of Directors
United Trust

Our audits of the financial statements of the EMPLOYEE BENEFIT BOND FUND and EMPLOYEE BENEFIT EQUITY FUND of UNITED TRUST were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of investments purchased, investments sold or redeemed, investment changes other than purchases and sales and net asset value per unit that follow are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
January 7, 2003



EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS PURCHASED
YEAR ENDED DECEMBER 31, 2002

	Principal Amount or Number of Shares	Cost
Employee Benefit Bond Fund:		
CIT Group, 5.75%, due 9/25/07	$115,000	$ 115,000
Credit Suisse First Boston, 6.125%, due 11/15/11	100,000	99,441
Duke Energy, 5.375%, due 1/1/09	100,000	97,872
Federal Home Loan Mortgage Corp.:		
5.5%, due 7/15/06	100,000	103,140
4.875%, due 3/15/07	150,000	149,625
5.75%, due 1/15/12	100,000	101,839
Federal National Mortgage Association:		
4.375%, due 10/15/05	100,000	103,681
4.375%, due 10/15/06	450,000	457,765
5%, due 1/15/07	100,000	101,402
4.25%, due 7/15/07	100,000	101,473
General Electric Capital, 4.625%, due 9/15/09	250,000	251,745
International Business Machines, 5.375%, due 2/1/09	100,000	99,858
MetLife, 6.125%, due 12/1/11	100,000	99,624
U.S. Treasury Notes:		
5.5%, due 2/15/08	100,000	105,250
5.25%, due 5/15/04	100,000	104,688
5.75%, due 11/15/05	100,000	106,273
4.625%, due 5/15/06	250,000	262,743
3.5%, due 11/15/06	200,000	194,109
6.125%, due 2/15/07	100,000	109,438
3.25%, due 8/15/07	100,000	101,125
6.125%, due 8/15/07	100,000	107,328
4.875%, due 2/15/12	100,000	97,407
Total		$3,070,826
Employee Benefit Equity Fund:		
Alcoa	1,000	$ 38,034
Amazon.com	3,591	66,728
Amgen	3,147	126,072
Apache	2,434	139,190
Applied Biosystems	4,593	95,486
Archer-Daniels Midland	4,404	61,407
AT&T	12,176	123,773
Avon Products	2,650	147,217

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS PURCHASED
YEAR ENDED DECEMBER 31, 2002

	Number of Shares	Cost
Employee Benefit Equity Fund (continued):		
Baker Hughes	4,670	$ 171,338
Bank America	3,000	188,776
Boeing	4,247	162,403
BP Amoco	3,802	195,344
Cardinal Healthcare	1,000	62,610
Cendant	8,409	153,499
Chevron Texaco	900	81,450
Cisco Systems	3,024	41,372
Colgate Palmolive	1,851	98,722
Danaher	2,181	156,177
Dell Computer	6,196	163,769
duPont E.I. deNemours	4,675	216,434
eBay	2,397	129,682
Electronic Data Systems	801	42,025
Freddie Mac	300	20,229
General Dynamics	1,448	133,718
Home Depot	75	2,302
Household International	1,079	62,185
Illinois Tool Works	2,462	180,433
Intel	7,815	234,540
International Business Machines	600	48,948
International Paper	4,741	198,862
Intuit	2,387	92,569
Johnson Controls	2,123	191,227
JP Morgan Chase	3,000	81,634
Lennar	1,659	91,441
Lockheed Martin	3,384	196,161
Masco	7,178	197,397
Maxim Integrated Products	2,966	132,331
MBNA	1,000	36,160
Mircon Technology	4,579	141,539
Morgan Stanley Dean Witter	5,783	309,495
Newell Rubbermaid	5,094	160,506
Peoplesoft	7,633	199,303
Pfizer	2,071	59,583
Philip Morris	1,157	62,002
Qualcomm	6,100	226,747
Schering Plough	3,715	80,633
Sherwin Williams	2,089	58,592
Sprint PCS	10,098	53,802

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS PURCHASED
YEAR ENDED DECEMBER 31, 2002

	Number of Shares	Cost
Employee Benefit Equity Fund (concluded):		
Travelers Property Casualty - Class A	4,598	$ 70,587
Union Pacific Resource Group	4,036	241,016
Valero Energy	3,069	138,246
Verizon Communications	1,306	53,835
Viacom	3,052	143,299
Washington Mutual	5,926	207,820
Wyeth	4,969	325,432
XL Capital	2,234	235,936
Yahoo!	3,656	61,903
Total		$7,391,921

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS SOLD OR REDEEMED
YEAR ENDED DECEMBER 31, 2002

	Principal Amount or Number of Shares	Cost	Proceeds	Net Realized Gain (Loss)
Employee Benefit Bond Fund:				
Anheuser-Busch, 5.125%, due 10/1/08	$ 50,000	$ 49,300	$ 48,450	$ (850)
Bank America, 7.2%, due 4/15/06	250,000	239,092	267,037	27,945
Bank America Trust, 8.125%, due 2/1/02	100,000	99,375	100,000	625
BankBoston, 6.375%, due 3/25/08	50,000	50,068	50,610	542
Bear Stearns, 6.25%, due 7/15/05	100,000	100,350	103,090	2,740
Bristol Myers Squibb, 5.75%, due 10/1/11	100,000	99,924	103,526	3,602
Chase Manhattan, 6%, due 12/15/09	50,000	49,378	47,925	(1,453)
Chubb, 6%, due 11/15/11	100,000	100,150	100,208	58
Citigroup, 6.2%, due 3/15/09	150,000	151,660	158,775	7,115
CNA Financial, 6.6%, due 12/15/08	150,000	150,350	136,950	(13,400)
Compaq Computer, 7.25%, due 3/15/04	150,000	152,053	152,250	197
Computer Sciences, 6.25%, due 3/15/09	200,000	200,000	200,362	362
Credit Suisse First Boston:				
6.125%, due 11/15/11	150,000	149,441	148,412	(1,029)
6.125%, due 11/15/11	100,000	99,441	95,750	(3,691)
Deere, 7.85%, due 5/15/10	150,000	149,930	166,586	16,656
Dole Food, 7%, due 5/15/03	300,000	294,750	303,300	8,550
Duke Energy, 5.375%, due 1/1/09	100,000	97,872	99,312	1,440
Federal Home Loan Bank, 6.135%, due 9/12/11	100,000	100,000	102,000	2,000
Federal Home Loan Mortgage Corp., 5.75%, due 1/15/12	100,000	101,839	107,914	6,075
Federal National Mortgage Association:				
4.375%, due 10/15/06	200,000	196,160	207,953	11,793
6.94%, due 3/19/07; callable 3/19/02 @ 100	100,000	99,652	100,000	348
4.25%, due 7/15/07	100,000	101,473	102,867	1,394
First Union, 6.625%, due 7/15/05	100,000	100,000	104,624	4,624
Ford Motor Credit:				
5.75%, due 2/23/04	50,000	49,864	49,741	(123)
6.25%, due 12/08/05	100,000	100,995	98,181	(2,814)
6.375%, due 11/05/08	100,000	97,458	95,277	(2,181)
General Electric Capital, 6.5%, due 7/18/16	50,000	50,000	50,000	
General Motors Acceptance:				
6.875%, due 9/15/11	100,000	97,416	97,040	(376)
7%, due 9/15/02	100,000	96,272	100,000	3,728
Johnson & Johnson, 7.375%, due 6/29/02	100,000	100,500	100,000	(500)
JP Morgan & Chase, 5.625%, due 8/15/06	50,000	50,182	50,523	341
Motorola:				
6.75%, due 2/1/06	150,000	151,500	145,650	(5,850)
7.6%, due 1/1/07	200,000	200,000	195,200	(4,800)
Paramount Comm., 7.5% due 1/15/02	100,000	101,139	100,000	(1,139)
Philip Morris, 7.125%, due 8/15/02	75,000	74,782	75,000	218
PPG Industries, 6.75%, due 8/15/04	150,000	150,000	156,491	6,491
Public Service Electric & Gas, 7.19%, due 9/6/02	100,000	100,000	100,000	
Salomon Smith Barney, 7.25%, due 6/29/09	100,000	100,000	100,000	
Southern New England Telecom, 7%, due 8/15/05	150,000	149,477	161,820	12,343
Toyota Motor, 4.05%, due 11/30/04	100,000	100,177	100,250	73
US Treasury Notes:				
5.5%, due 2/15/08	100,000	105,250	110,281	5,031
5.25%, due 5/15/04	100,000	104,688	105,453	765
5.75%, due 11/15/05	100,000	106,273	109,937	3,664
3.5%, due 11/15/06	200,000	194,109	203,609	9,500
Wal-Mart Stores, 4.375%, due 8/1/03	50,000	50,235	50,805	570
Totals		$5,262,575	$5,363,159	$100,584

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENTS SOLD OR REDEEMED
YEAR ENDED DECEMBER 31, 2002

	Number of Shares	Cost	Proceeds	Net Realized Gain (Loss)
Employee Benefit Equity Fund:				
AES	4,000	$ 160,933	$ 69,297	$ (91,636)
Alcoa	4,000	154,149	141,557	(12,592)
Amazon.com	941	17,486	22,395	4,909
American International Group	7,176	242,944	515,105	272,161
Amgen	1,059	44,993	50,189	5,196
AOL Time Warner	6,000	279,442	193,494	(85,948)
Apache	2,434	139,190	133,938	(5,252)
Applied Biosystems	1,635	36,153	32,681	(3,472)
Archer-Daniels Midland	162	2,258	2,155	(103)
AT&T	539	5,623	5,749	126
Avon Products	1,459	82,075	74,902	(7,173)
Baker Hughes	1,842	69,644	60,598	(9,046)
Bank America	1,142	71,861	82,609	10,748
Boeing	1,177	50,966	41,466	(9,500)
BP Amoco	1,738	92,152	78,547	(13,605)
Cardinal Healthcare	2,561	182,801	175,194	(7,607)
Cendant	4,650	86,543	66,253	(20,290)
Chevron Texaco	4,000	353,734	355,361	1,627
Cisco Systems	16,302	190,118	258,162	68,044
Citigroup	10,020	404,599	450,542	45,943
Colgate Palmolive	234	12,480	12,124	(356)
Comcast	1	18	23	5
Danaher	996	72,474	63,982	(8,492)
Dell Computer	2,366	63,015	65,436	2,421
duPont E.I. deNemours	2,550	119,953	112,083	(7,870)
eBay	1,290	79,132	81,507	2,375
Electronic Data Systems	2,801	158,513	108,339	(50,174)
Freddie Mac	4,300	274,439	281,579	7,140
General Dynamics	1,948	173,403	172,967	(436)
General Electric	19,000	513,533	672,329	158,796
Home Depot	12,275	364,654	513,449	148,795
Household International	2,585	154,120	96,773	(57,347)
Illinois Tool Works	1,001	75,539	66,401	(9,138)
Intel	3,722	114,623	84,018	(30,605)
International Business Machines	1,899	214,847	162,619	(52,228)
International Paper	2,697	114,338	107,668	(6,670)
Intuit	924	36,259	44,694	8,435
Johnson & Johnson	4,568	248,930	283,119	34,189
Johnson Controls	844	78,209	70,745	(7,464)
JP Morgan Chase	1,077	29,307	26,763	(2,544)
Juniper Networks	3,000	169,591	34,513	(135,078)
Kohl's	1,302	72,555	92,989	20,434
Lennar	619	34,118	32,373	(1,745)
Lockheed Martin	1,873	112,426	116,302	3,876
Masco	3,400	94,183	79,278	(14,905)
Maxim Integrated Products	1,332	61,565	56,535	(5,030)
MBNA	8,000	192,033	304,834	112,801
Micron Technology	1,588	52,208	29,816	(22,392)
Microsoft	4,994	366,661	276,937	(89,724)
Morgan Stanley Dean Witter	2,751	156,930	121,435	(35,495)

SCHEDULE OF INVESTMENTS SOLD OR REDEEMED
YEAR ENDED DECEMBER 31, 2002

	Number of Shares	Cost	Proceeds	Net Realized Gain (Loss)
Employee Benefit Equity Fund (concluded):				
Network Appliances	26,000	$ 501,868	$ 485,753	$ (16,115)
Newell Rubbermaid	2,108	67,571	68,838	1,267
Nokia	5,000	181,710	98,263	(83,447)
Peoplesoft	2,788	91,818	53,262	(38,556)
Pepsico	4,000	194,829	168,515	(26,314)
Pfizer	7,760	298,589	285,034	(13,555)
Philip Morris	4,657	229,922	191,158	(38,764)
Qualcomm	2,768	124,649	101,521	(23,128)
Schering Plough	419	9,094	9,355	261
Sprint PCS	2,000	57,100	21,700	(35,400)
Target	11,300	288,011	427,947	139,936
Tenet Healthcare	11,237	439,560	624,142	184,582
Travelers Property Casualty - Class A	1,185	18,256	17,825	(431)
Travelers Property Casualty - Class B	722	9,959	11,040	1,081
TXU	3,000	144,480	155,999	11,519
Tyco International	12,000	442,273	248,742	(193,531)
Union Pacific Resource Group	1,560	96,328	94,263	(2,065)
United Health Group	5,000	305,253	404,573	99,320
Valero Energy	963	47,009	34,441	(12,568)
Veritas Software	7,000	755,595	265,060	(490,535)
Viacom	960	47,296	43,514	(3,782)
Washington Mutual	3,779	136,845	141,528	4,683
Wyeth	4,969	325,432	187,731	(137,701)
XL Capital	844	81,920	68,879	(13,041)
Yahoo!	1,091	18,473	19,976	1,503
Totals		$11,791,560	$11,210,883	$(580,677)

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULE OF INVESTMENT CHANGES OTHER THAN PURCHASES AND SALES
YEAR ENDED DECEMBER 31, 2002

		Number of Shares	
Stock split:			
Employee Benefit Equity Fund:			
AT&T		(9,310)	.2 to 1
Tenet Healthcare		1,236.5	1.5 to 1
Stock distributions:			
Employee Benefit Equity Fund:			
Travelers Property Casualty - Class A	352	Received .0432 shares of Travelers Property Casualty - Class A for each share of Citigroup (basis adjustment of $4,486).	
Travelers Property Casualty - Class B	721	Received .0888 shares of Travelers Property Casualty - Class B for each share of Citigroup (basis adjustment of $9,959).	
Comcast	3,765	Received .3235 shares of Comcast for each share of AT&T (basis adjustment of $73,969).	

See Report of Independent Public Accountants on Supplementary Information.

EMPLOYEE BENEFIT FUNDS OF UNITED TRUST

SCHEDULES OF NET ASSET VALUE PER UNIT
YEAR ENDED DECEMBER 31, 2002

	Employee Benefit Bond Fund	Employee Benefit Equity Fund
Month ended:		
January 31	$24.4883	$24.0737
February 28	24.5496	23.1016
March 31	24.1613	24.4406
April 30	24.3995	23.0451
May 31	24.5196	22.8727
June 30	24.5586	21.5031
July 31	24.6708	19.8896
August 31	24.8135	20.1545
September 30	25.0208	18.0054
October 31	24.7621	19.4841
November 30	24.8040	20.5324
December 31	25.1344	19.4438

See Report of Independent Public Accountants on Supplementary Information.

UNITEDTRUST BANK
PROFIT SHARING AND 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002 AND 2001

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3
NOTES TO FINANCIAL STATEMENTS	4 - 9
SCHEDULE OF ASSETS HELD AT END OF YEAR	10
SCHEDULE OF ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR	11-12
SCHEDULE OF REPORTABLE TRANSACTIONS	13

MAX BUSSEL AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
2700 SOUTH CLINTON AVENUE
SOUTH PLAINFIELD, N. J. 07080-1428
TEL: (908) 753-1717
FAX: (908) 753-0095
EMAIL: maxbussel@aol.com

ALBERT S. MEVORAH, C. P. A.
KALMAN SZABO, C. P. A.
JAY A. MEVORAH, C. P. A.
CARL A. ALSTON, C. P. A.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW JERSEY SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
COMMONWEALTH OF MASSACHUSETTS BOARD OF ACCOUNTANCY
STATE OF CONNECTICUT BOARD OF ACCOUNTANCY

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees of
UnitedTrust Bank
Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN, as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year, assets acquired and disposed of within the plan year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's managment. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Max Bussel and Company

MAX BUSSEL AND COMPANY

South Plainfield, New Jersey
June 20, 2003

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Investments, at fair value		
Interest-bearing cash	$ 6,151,559	$ 896,456
Corporate bonds and debentures	-0-	617,914
Common stock	-0-	4,645,837
UnitedTrust Bank common stock	4,250,397	3,860,760
Registered investment companies	-0-	360,496
Common trust funds	1,210,983	969,000
Total investments	11,612,939	11,350,463
Receivables:		
Employer's contribution	127	266,820
Participant's contribution	347	-0-
Total receivables	474	266,820
Total assets	11,613,413	11,617,283

LIABILITIES

	2002	2001
Accrued expenses	18,121	-0-
Total liabilities	18,121	-0-
Net assets available for benefits	$ 11,595,292	$ 11,617,283

See accompanying notes to the financial statements.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

Additions	
Additions to net assets attributed to:	
Investment income	
Net depreciation in fair value of investments	$(1,315,011)
Interest	70,337
Dividends	189,782
	(1,054,892)
Contributions:	
Participant	1,194,352
Employer	353,948
Rollovers	111,376
	1,659,676
Total additions	604,784
Deductions	
Deductions from net assets attributed to:	
Benefits paid to participants	608,406
Administrative expenses	18,121
Miscellaneous taxes	248
Total deductions	626,775
Net decrease	(21,991)
Net assets available for benefits:	
Beginning of year	11,617,283
End of year	$ 11,595,292

See accompanying notes to the financial statements.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A- Description of Plan

The following description of the UnitedTrust Bank ("Company/Sponsor") Profit Sharing and 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. Employee contributions may not exceed $11,000 or $12,000 for employees 50 years of age or older. The Company contributes 50 percent of the first 5 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. For December 31, 2001, the Company contributed an additional 50 percent of the first 5 percent of base compensation that each participant contributed to the Plan. For December 31, 2002, the Company did not make an additional contribution. For December 31, 2002, all employer contributions were made to the participant directed investment funds. Contributions are subject to certain limitations. The Plan still permits a profit sharing contribution, but it is expected that allocated profits will go toward increasing the matching contribution rather than a profit-sharing contribution.

3. Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of *(a)* the Company's contribution and *(b)* Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A- Description of Plan (continued)

5. Investment Options

Beginning January 1, 2003, upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of the following investment options.

UTB Stock Fund - This fund will hold one-half of the participants' matching contribution and any additional matching contribution or the participants' contributions that the participants chose to invest. This fund will credit the participants with actual Company shares and dividends will be used to purchase additional shares, which will then be added to the participants' account.

Janus Adviser Capital Appreciation Fund - an equity fund that seeks long-term growth of capital investing in common stocks selected for their growth potential.

Federated Kaufmann Fund - an equity fund that seeks capital appreciation. To achieve its objective, the Fund invests primarily in the stocks of small and medium-sized companies that are traded on national security exchanges, NASDAQ and on the over-the-counter market.

Baron Growth Fund - an equity fund that seeks capital appreciation by investing in smaller companies that may have a significant impact on the Fund's performance.

Federated Max-Cap Index Fund - an equity fund that seeks to provide performance that tracks that of the Standard & Poor 500 Composite Stock Index.

Federated Capital Appreciation Fund - an equity fund seeks long-term capital appreciation by investing primarily in common stocks.

Federated Mid-Cap Index Fund - an equity fund that seeks to provide performance that tracks that of the Standard & Poor's MidCap 400 Index.

Federated Mini-Cap Index Fund - an equity fund that seeks to provide performance that tracks that of the Russell 2000 Small Stock Index.

MFS Value Fund - an equity fund that seeks to provide reasonable income by investing mainly in income producing securities; and its secondary investment objective is capital appreciation. The Fund invests, under normal market conditions, at least 65% of its total assets in income-producing equity securities. The Fund seeks to achieve a gross yield that exceeds that of the S&P 500.

Lord Abbett MidCap Value Fund - an equity fund that seeks capital appreciation. The Fund invests primarily in common stocks and other equity securities of companies with good prospects for improvement in earnings trends or assets that are not fully recognized in the investment community. Under normal circumstances, the Fund invests at least 65% of its total assets in middle capitalization companies having an aggregate market value between $200 million and $5 billion.

Turner Small Cap Value Fund - this fund, formerly Clover Small Cap Value Fund, is an equity fund that seeks attractive returns through investment in a diversified portfolio of common stocks with small market capitalizations. The Fund invests primarily in common stocks and other equities of U.S. companies with small market capitalizations.

Federated Stock and Bond Fund, Inc. - an equity fund that seeks to provide relative safety of capital with the possibility of long-term growth of capital and income by investing common and preferred stocks, bonds, notes and short-term obligations.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A- Description of Plan (continued)

Oppenheimer Global Fund - an equity fund that seeks capital appreciation. The Fund invests mainly in common stocks in the U.S. and foreign countries.

Federated Total Return Government Bond Fund - a fixed income fund that seeks total return consistent with current income by investing U.S. government and government agency securities, including mortgage securities.

Federated Income Trust - a fixed income fund that seeks current income through a high-quality, professionally managed portfolio of U.S. government securities.

Federated Total Return Bond Fund - a fixed income fund that seeks total return by investing primarily in investment-grade securities, mortgage-backed securities, asset-backed securities and U.S. government obligations.

Automated Cash Management Trust - a money market fund that seeks income and principal stability by investing in high-quality money market securities.

Investment earnings are credited to the participants' accounts quarterly. Contributions are assumed to be added to the participants' accounts every two weeks, except for the profit sharing contribution which is added to each account as of December 31st. Disbursements are considered to have been made as of the date of payment based on the value of the participants' accounts on the last day of the preceding quarter. Participants may change their investment options quarterly.

6. Payment of Benefits

On retirement, death, disability, or termination of service, a participant (or participant's beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant's vested account balance.

7. Forfeited Accounts

At December 31, 2002, forfeited nonvested accounts totaled $18,121. These accounts will be used to reduce future administrative expenses.

NOTE B- Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in conformity with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common trust funds are valued at the net asset value of shares held by the Plan at year end. Many factors are considered in arriving at fair value. In general, corporate bonds are valued on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE B- Summary of Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

NOTE C- Related Party Transactions

Certain Plan investments are units in UnitedTrust Bank's Common Trust Funds and UnitedTrust Bank's common stock. During 2002, the Plan received $138,252 in common stock dividends.

NOTE D- Interest-Bearing Cash

The Plan maintains its cash in a Money Market Fund which at times may exceed federally insured limits. The Plan has not experienced any losses in such accounts. The Plan believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE E- Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE F- Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE G- Investments

The Plan's investments are held in a bank-administered trust fund. The following table presents investments that represent 5 percent or more of the Plan's net assets:

	2002	2001
Prime Obligations Money Market fund, 6,151,559 and 896,456 shares, respectively	$ 6,151,559	$ 896,456
UnitedTrust Bancorp Employee Benefit Bond Fund, 48,067 and 39,556 shares, respectively	1,210,983	969,000
UnitedTrust Bancorp common stock, 184,399 and 160,798 shares, respectively	4,250,397	3,860,760
Network Appliance, Inc., common stock, -0- and 9,400 shares, respectively	-0-	205,578
Cisco Systems, Inc. common stock, -0- and 8,000 shares, respectively	-0-	144,880

During 2002, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $1,315,011 as follows:

Investments at Fair Value as Determined by Quoted Market Price:	
Registered investment companies	$ 6,950
Interest-bearing cash	-0-
Common stock	(1,302,256)
UTB common stock	(127,082)
	(1,422,388)
Investments at Estimated Fair Value:	
Corporate bonds an debentures	12,828
Common trust fund	94,549
	107,377
Net depreciation in fair value	$ (1,315,011)

NOTE H - Plan Administration Costs

As permitted by Amendment #3 dated December 20, 2002, administration costs will be paid by the Plan up to the amount of accumulated forfeitures, which is currently $18,121, with any excess to be absorbed by the Plan's sponsor.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE I - Nonparticipant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2002	December 31, 2001
Net assets		
Interest-bearing cash	$ 1,658,225	$ 4,895
Corporate bonds	-0-	617,914
Common stock	-0-	1,366,992
UTB common stock	-0-	25,451
	$ 1,658,225	$ 2,015,252

	Year Ended December 31, 2002
Changes in net assets	
Dividends	$ 14,239
Interest	52,933
Net depreciation	(346,007)
Benefits paid to participants	(78,124)
Miscellaneous taxes	(68)
	$ (357,027)

In December, 2002, the Plan liquidated its debt and equity investments in anticipation of offering new investment options to participants.

NOTE J - Reconciliation of Financial Statements to Schedule H of Form 5500

At December 31, 2002, the Plan had $338 of pending distributions to participants. The amount was recorded as a liability in the Plan's Form 5500, however, the amount was not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS HELD AT END OF YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	No. of Units	(d) Cost	(e) Current Value
*	United National Bancorp	United National Bancorp Employee Ben Bond Fd	48,067	1,167,677	1,210,983
	Total Common Trust Funds			$ 1,167,677	$ 1,210,983
*	United National Bancorp	Common Stock	184,399	$ 3,225,815	$ 4,250,397
	Total Common Stock - United National Bancorp			3,225,815	4,250,397
	Federated Investors	Prime Obligations Fund	6,151,559	6,151,559	6,151,559
	Total Investments			**$ 10,545,051**	**$ 11,612,939**

* Represents a Party in Interest

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2002

(a) Identity of Issuer, Borrower, Lessor or Similar Party	(b) Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	(c) Cost of Acquisitions	(d) Proceeds of Acquisitions
AT&T Corp.	Common Stock	$ 25,424	$ 36,706
Alcoa, Inc.		72,490	70,781
Amazon.com		45,340	54,288
Amgen, Inc.		69,156	92,001
Apache Corp.		48,392	51,234
Applied Biosystems		41,112	40,835
Archer-Daniels Midland Co.		41,733	36,932
Avon Products, Inc.		120,821	141,848
BP Amoco PLC		109,811	89,204
Baker Hughes, Inc.		76,662	71,528
Bank of America Corporation		85,204	83,069
Boeing Co.		103,629	89,039
Cardinal Health, Inc.		58,661	57,182
Cendant Corporation		57,788	34,528
Cisco Systems		25,256	26,560
Citigroup, Inc.		21,700	20,058
Colgate Palmolive Co.		60,535	59,277
Comcast Corp.		42,554	52,522
Danaher Corp.		63,820	61,637
Dell Computer Co.		90,459	87,786
DuPont E I De Nemours & Co.		113,454	112,442
Ebay, Inc.		80,504	92,270
Electronic Data Systems Corp.		69,060	35,882
General Dynamics		80,126	78,592
Household International, Inc.		62,660	33,507
Illinois Tool Works		79,366	75,950
Intel Corp.		75,648	60,248
IBM		5,890	6,177
International Paper Co.		89,359	75,277
Intuit, Inc.		55,211	62,776
JP Morgan Chase & Co.		46,259	41,456
Johnson Controls		82,532	77,768
Kohls Corporation		35,945	33,765
Lennar Corp.		62,174	60,039
Lockheed Martin Corp.		125,648	120,251
Masco Corp.		99,297	79,778
Maxim Integrated Products		61,032	51,083
Microsoft Corp.		105,592	94,486
Micron Technology		48,870	25,041
Morgan Stanley		115,769	109,795
Newell Rubbermaid, Inc.		78,128	73,928

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(k) PLAN
SCHEDULE OF ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
FORM 5500, SCHEDULE H, ITEM 4i
EIN 22-1622175 PLAN NO. 002
DECEMBER 31, 2002

(a) Identity of Issuer, Borrower, Lessor or Similar Party	(b) Description of Inv. Incl. Mat. Date, Rate of Int., Collateral	(c) Cost of Acquisitions	(d) Proceeds of Acquisitions
Peoplesoft Incorporation	Common Stock	75,722	73,110
Pepsico, Inc.		50,394	40,735
Pfizer, Inc.		65,560	70,782
Altria Group (formerly Philip Morris)		91,169	68,355
Qualcomm, Inc.		97,774	101,214
Schering Plough Corp.		54,804	56,028
Sherwin Williams Co.		39,828	40,388
Sprint Corp. PCS Com Ser 1		71,000	55,758
TXU Corp.		75,504	82,062
Target Corp.		8,640	4,778
Tenet Healthcare Corp.		34,430	25,197
Travelers Property Casualty Corp.		18,987	26,920
Union Pacific Corp.		117,247	114,001
United Health Group, Inc.		45,903	43,923
Valero Energy Corp.		108,541	89,298
Verizon Communications Co.		43,735	41,480
Viacom, Inc. - Class B		51,486	43,811
Washington Mutual Incorporated		95,427	93,078
Wyeth, Inc.		126,465	81,162
Yahoo!, Inc.		41,161	41,836
XL Capital Ltd.		91,088	83,500
Goldman Sachs Intl Equity Inst.	Registered Investment Company	85,000	73,122
Janus Worldwide Fund		65,000	57,085
		$ 4,387,936	$ 4,065,149

See auditor's report.

UNITEDTRUST BANK PROFIT SHARING AND 401(K) PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FORM 5500, SCHEDULE H, ITEM 4j
EIN 22-1622175 PLAN NO. 002
FOR THE YEAR ENDED DECEMBER 31, 2002

Transactions involving an amount in excess of 5% of current value of plan assets at the beginning of 2002 are as follows:

		Purchase		Sales			
Identity of Party Involved	Description of Asset	Purchase Price	Current Value of Asset on Trans. Date	Selling Price	Cost of Assets	Current Value of Asset on Trans. Date	Net Gain or (Loss)
Federated Investors	Prime Obligations Fund	$ 7,661,059	$ 7,661,059				
Federated Investors	Prime Obligations Fund			$ 2,405,956	$2,405,956	$ 2,405,956	$ -0-

See auditor's report.


UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

TRUSTEE UNDER AGREEMENT

WITH

UNITEDTRUST BANK

PROFIT SHARING

AND 401(k) PLAN

CONSOLIDATED ANNUAL STATEMENT

AS OF

December 31, 2002

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT
ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

ASSET STATEMENT AS OF DECEMBER 31, 2002

UNITS/ DESCRIPTION	BOOK VALUE AVG UNIT COST	MARKET VALUE/ UNIT PRICE
-- CASH EQUIVALENTS --		
-- MASTER NOTES & MONEY MKT FUNDS --		
6,151,558.840 PRIME OBLIGATIONS FUND FEDERATED - FD 10	6,151,558.84 100.0000	6,151,558.84
-- FIXED INCOME --		
-- BONDS --		
-- COMMON TRUST FUNDS --		
48,067 EMPLOYEE BENEFIT BOND FUND	1,167,676.54 24.29268	1,208,135.07 25.13439
-- COMMON STOCK --		
-- FINANCIALS --		
-- BANKS --		
184,399 UNITED NATIONAL BANCORP	3,225,814.95 17.493	4,250,396.95 23.050
TOTAL FINANCIALS	3,225,814.95	4,250,396.95
TOTAL COMMON STOCK	3,225,814.95	4,250,396.95
-- MISCELLANEOUS ASSETS --		
1 ORIGINAL ACCOUNT DOCUMENT		
TOTAL ASSETS	10,545,050.33	11,610,090.86
CASH		
GRAND TOTAL ASSETS	10,545,050.33	11,610,090.86

UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

RELATED ACCOUNT SUMMARY

ACCOUNT	SHORT TITLE	UNITS	COST BASIS/ % OF ACCOUNT	MARKET VALUE/ % OF ACCOUNT
62-0093-00	TUA/IM UNITEDTRUST 401K PROFIT SHARE	1,658,225.690	1,658,224.69 15.73 %	1,658,224.69 14.28 %
62-0093-02	TUA/IM UNITEDTRUST 401K EQUITY FUND	3,181,880.970	3,181,880.97 30.17 %	3,181,880.97 27.41 %
62-0093-03	TUA/IM UNITEDTRUST 401K FIXED FUND	208,167.410	1,327,776.95 12.59 %	1,368,235.48 11.78 %
62-0093-04	TUA/IM UNITEDTRUST 401K MONEY MARKET	678,779.760	678,779.76 6.44 %	678,779.76 5.85 %
62-0093-05	TUA/IM UNITEDTRUST 401K UNB STOCK	239,259.840	3,280,675.79 31.11 %	4,305,257.79 37.08 %
62-0093-06	TUA/IM UNITEDTRUST 401K GLOBAL ASSET	417,712.170	417,712.17 3.96 %	417,712.17 3.60 %
	TOTAL CONSOLIDATED ASSETS	6,384,025.840	10,545,050.33 100.00 %	11,610,090.86 100.00 %

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

	BEGINNING MARKET VALUE	ENDING MARKET VALUE
-- CASH EQUIVALENTS --		
MASTER NOTES & MONEY MKT FUNDS	896,455.91	6,151,558.84
TOTAL CASH EQUIVALENTS	896,455.91	6,151,558.84
-- FIXED INCOME --		
BONDS	1,586,913.46	1,208,135.07
TOTAL FIXED INCOME	1,586,913.46	1,208,135.07
-- COMMON STOCK --		
MATERIALS	55,725.00	.00
INDUSTRIALS	755,454.00	.00
TELECOMMUNICATION SERVICES	7,323.00	.00
CONSUMER STAPLES	75,632.00	.00
CONSUMER DISCRETIONARY	555,569.00	.00
ENERGY	224,025.00	.00
FINANCIALS	4,827,554.78	4,250,396.95
HEALTHCARE	1,136,178.00	.00
INFORMATION TECHNOLOGY	869,136.00	.00
EQUITY MUTUAL FUNDS	360,496.50	.00
TOTAL COMMON STOCK	8,867,093.28	4,250,396.95
TOTAL ASSETS	11,350,462.65	11,610,090.86
CASH	.00	.00
GRAND TOTAL ASSETS	11,350,462.65	11,610,090.86



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

SUMMARY OF ACCOUNT ACTIVITY

BEGINNING MARKET VALUE PLUS ACCRUED INCOME		11,350,462.65 **
-- RECEIPTS --		
CONTRIBUTIONS		
COMPANY CONTRIBUTIONS		620,640.95
EMPLOYEE CONTRIBUTIONS		1,194,004.84
ROLLOVER CONTRIBUTIONS - CASH		111,375.72
DEPOSITS		
CASH DEPOSITS		397,112.23
INVESTMENT INCOME		
NET INTEREST INCOME		52,933.35
NET DIVIDEND INCOME		191,396.63
FUND INCOME		22,534.13
COMMON FUND INCOME DISTRIBUTION		62,513.74
GAIN/LOSS ALLOCATION		13,154.80
OTHER MISCELLANEOUS INCOME		206.78
-- TOTAL RECEIPTS --		2,665,873.17
-- DISBURSEMENTS --		
DISTRIBUTIONS AND WITHDRAWALS		
PAYMENTS TO PARTICIPANTS		60,878.68-
LUMP SUM DISTRIBUTIONS		522,856.10-
WITHDRAWALS		15,187.49-
TRANSFERS		397,112.23-
FEES AND EXPENSES		
TAXES AND OTHER EXPENSES		9,732.47-
-- TOTAL DISBURSEMENTS --		1,005,766.97-
-- INVESTMENT CHANGES --		
SALES AND CAPITAL CHANGES	*.00*	
CHANGE IN MARKET VALUE	*1,400,477.99-*	
-- TOTAL INVESTMENT CHANGES --		1,400,477.99-
ENDING MARKET VALUE PLUS ACCRUED INCOME		11,610,090.86 **



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SUMMARY OF ACCOUNT ACTIVITY (CONTINUED)

SUPPLEMENTARY INFORMATION	*BEGINNING OF PERIOD*	*END OF PERIOD*
MARKET VALUE	11,350,462.65	11,610,090.86
UNREALIZED GAIN/LOSS ON MARKET VALUE		108,283.92-
REALIZED GAIN/LOSS ON MARKET VALUE		1,292,193.80-


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS	COST OF ACQUISITION	COST BASIS
EMPLOYEE BENEFIT BOND FUND		
PURCHASED 03/31/02 517 UNITS	49,965.47-	49,965.47
PURCHASED 05/31/02 2,447 UNITS	59,999.35-	59,999.35
PURCHASED 09/30/02 3,996 UNITS	99,983.14-	99,983.14
AT&T CORP		
PURCHASED 07/16/02 731 SHS @ 10.38	7,624.33-	7,624.33
PURCHASED 07/16/02 3,123 SHS @ 10.38	32,572.89-	32,572.89
PURCHASED 08/14/02 901 SHS @ 9.66	8,748.71-	8,748.71
PURCHASED 08/14/02 1,960 SHS @ 9.66	19,031.60-	19,031.60
ALCOA INC		
PURCHASED 12/31/01 1,000 SHS @ 36.18	36,240.00-	36,240.00
PURCHASED 12/31/01 1,000 SHS @ 36.19	36,250.00-	36,250.00
AMAZON.COM INC		
PURCHASED 11/06/02 583 SHS @ 18.5819	10,833.25-	10,833.25
PURCHASED 11/06/02 1,857 SHS @ 18.5819	34,506.59-	34,506.59
AMGEN INC		
PURCHASED 06/24/02 264 SHS @ 42.4873	11,216.65-	11,216.65
PURCHASED 06/24/02 793 SHS @ 42.4873	33,692.43-	33,692.43
PURCHASED 07/16/02 177 SHS @ 33.0334	5,846.91-	5,846.91
PURCHASED 07/16/02 557 SHS @ 33.0334	18,399.60-	18,399.60
APACHE CORP		
PURCHASED 12/31/01 500 SHS @ 50.60	25,330.00-	25,330.00
PURCHASED 06/04/02 200 SHS @ 54.46	10,922.00-	10,922.00
PURCHASED 06/12/02 227 SHS @ 53.35	12,140.45-	12,140.45
APPLIED BIOSYSTEMS		
PURCHASED 06/12/02 364 SHS @ 17.90	6,537.44-	6,537.44
PURCHASED 06/12/02 1,089 SHS @ 17.90	19,558.44-	19,558.44
PURCHASED 08/20/02 182 SHS @ 18.91	3,450.72-	3,450.72



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
PURCHASED 08/20/02 610 SHS @ 18.91	11,565.60-	11,565.60
ARCHER-DANIELS MIDLAND CO.		
PURCHASED 11/06/02 715 SHS @ 13.8936	9,969.67-	9,969.67
PURCHASED 11/06/02 2,278 SHS @ 13.8936	31,763.53-	31,763.53
AVON PRODS INC		
PURCHASED 12/31/01 600 SHS @ 46.475	27,921.00-	27,921.00
PURCHASED 12/31/01 2,000 SHS @ 46.39	92,900.00-	92,900.00
BP AMOCO PLC		
PURCHASED 12/31/01 200 SHS @ 46.94	9,418.00-	9,418.00
PURCHASED 12/31/01 500 SHS @ 46.84	23,450.00-	23,450.00
PURCHASED 03/22/02 200 SHS @ 52.35	10,482.00-	10,482.00
PURCHASED 03/25/02 200 SHS @ 51.96	10,422.00-	10,422.00
PURCHASED 06/04/02 500 SHS @ 49.788	24,924.00-	24,924.00
PURCHASED 06/12/02 160 SHS @ 48.71	7,803.20-	7,803.20
PURCHASED 06/12/02 478 SHS @ 48.71	23,312.06-	23,312.06
BAKER HUGHES INC		
PURCHASED 06/04/02 550 SHS @ 35.53	19,574.50-	19,574.50
PURCHASED 06/12/02 552 SHS @ 34.4338	19,040.58-	19,040.58
PURCHASED 06/12/02 1,103 SHS @ 34.4338	38,046.66-	38,046.66
BANK OF AMERICA CORPORATION		
PURCHASED 03/22/02 300 SHS @ 67.988	20,414.40-	20,414.40
PURCHASED 03/25/02 400 SHS @ 68.45	27,410.00-	27,410.00
PURCHASED 06/04/02 300 SHS @ 73.86	22,188.00-	22,188.00
PURCHASED 06/12/02 54 SHS @ 71.24	3,851.42-	3,851.42
PURCHASED 06/12/02 159 SHS @ 71.24	11,340.30-	11,340.30



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
BOEING CO.		
PURCHASED 06/24/02 248 SHS @ 43.2516	10,738.81-	10,738.81
PURCHASED 06/24/02 746 SHS @ 43.2516	32,302.99-	32,302.99
PURCHASED 11/06/02 423 SHS @ 33.35	14,128.20-	14,128.20
PURCHASED 11/06/02 1,391 SHS @ 33.35	46,459.40-	46,459.40
CARDINAL HEALTH INC		
PURCHASED 12/31/01 400 SHS @ 65.115	26,076.00-	26,076.00
PURCHASED 12/31/01 500 SHS @ 65.11	32,585.00-	32,585.00
CENDANT CORPORATION		
PURCHASED 12/31/01 300 SHS @ 19.91	6,003.00-	6,003.00
PURCHASED 01/09/02 2,000 SHS @ 19.137	38,394.00-	38,394.00
PURCHASED 03/22/02 300 SHS @ 19.5129	5,871.87-	5,871.87
PURCHASED 06/12/02 402 SHS @ 15.87	6,403.86-	6,403.86
PURCHASED 06/12/02 70 SHS @ 15.87	1,115.10-	1,115.10
CISCO SYSTEMS		
PURCHASED 08/14/02 424 SHS @ 13.6813	5,800.87-	5,800.87
PURCHASED 08/14/02 1,422 SHS @ 13.6813	19,454.81-	19,454.81
CITIGROUP INC		
PURCHASED 01/31/02 200 SHS @ 46.95	9,410.00-	9,410.00
PURCHASED 06/12/02 201 SHS @ 41.18	8,289.24-	8,289.24
PURCHASED 06/12/02 97 SHS @ 41.18	4,000.28-	4,000.28
COLGATE PALMOLIVE CO		
PURCHASED 09/03/02 275 SHS @ 53.2843	14,666.93-	14,666.93
PURCHASED 09/03/02 860 SHS @ 53.2843	45,867.50-	45,867.50
DANAHER CORP.		
PURCHASED 06/12/02 248 SHS @ 64.47	16,003.44-	16,003.44



UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
PURCHASED 06/12/02 741 SHS @ 64.47	47,816.73-	47,816.73
DELL COMPUTER CO.		
PURCHASED 12/31/01 2,000 SHS @ 27.869	55,738.00-	55,738.00
PURCHASED 02/14/02 700 SHS @ 26.43	18,501.00-	18,501.00
PURCHASED 04/01/02 300 SHS @ 27.089	8,126.70-	8,126.70
PURCHASED 04/16/02 300 SHS @ 26.979	8,093.70-	8,093.70
DU PONT E I DE NEMOURS & CO		
PURCHASED 12/31/01 700 SHS @ 43.14	30,240.00-	30,240.00
PURCHASED 12/31/01 1,000 SHS @ 43.14	43,200.00-	43,200.00
PURCHASED 01/09/02 900 SHS @ 44.40	40,014.00-	40,014.00
EBAY INC		
PURCHASED 12/31/01 500 SHS @ 67.699	33,849.50-	33,849.50
PURCHASED 05/21/02 300 SHS @ 55.239	16,571.70-	16,571.70
PURCHASED 06/12/02 332 SHS @ 57.30	19,023.60-	19,023.60
PURCHASED 06/12/02 193 SHS @ 57.30	11,058.90-	11,058.90
ELECTRONIC DATA SYSTEMS CORP NEW		
PURCHASED 12/31/01 1,000 SHS @ 69.00	69,060.00-	69,060.00
GENERAL DYNAMICS		
PURCHASED 12/31/01 300 SHS @ 79.44	23,862.00-	23,862.00
PURCHASED 01/09/02 200 SHS @ 81.26	16,282.00-	16,282.00
PURCHASED 05/28/02 250 SHS @ 98.912	24,758.00-	24,758.00
PURCHASED 06/12/02 147 SHS @ 103.50	15,224.37-	15,224.37
GOLDMAN SACHS INTL EQTY INST FD 867		
PURCHASED 12/31/01 1,626.545 SHS @ 15.37	25,000.00-	25,000.00
PURCHASED 03/25/02 982.318 SHS @ 15.27	15,000.00-	15,000.00

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
PURCHASED 07/16/02 1,843.658 SHS @ 13.56	25,000.00-	25,000.00
PURCHASED 10/25/02 1,620.746 SHS @ 12.34	20,000.00-	20,000.00
HOUSEHOLD INTNL INC		
PURCHASED 06/12/02 75 SHS @ 52.3755	3,932.66-	3,932.66
PURCHASED 06/12/02 1,120 SHS @ 52.3755	58,727.76-	58,727.76
ILLINOIS TOOL WORKS		
PURCHASED 06/04/02 300 SHS @ 68.23	20,499.00-	20,499.00
PURCHASED 06/12/02 290 SHS @ 68.55	19,896.90-	19,896.90
PURCHASED 06/12/02 568 SHS @ 68.55	38,970.48-	38,970.48
INTEL CORP		
PURCHASED 03/25/02 300 SHS @ 30.099	9,029.70-	9,029.70
PURCHASED 06/12/02 860 SHS @ 21.2497	18,274.74-	18,274.74
PURCHASED 06/12/02 2,275 SHS @ 21.2497	48,343.07-	48,343.07
IBM		
PURCHASED 06/12/02 78 SHS @ 75.40	5,889.62-	5,889.62
INTERNATIONAL PAPER CO		
PURCHASED 12/31/01 600 SHS @ 40.91	24,582.00-	24,582.00
PURCHASED 12/31/01 500 SHS @ 41.09	20,575.00-	20,575.00
PURCHASED 01/09/02 1,000 SHS @ 41.67	41,730.00-	41,730.00
PURCHASED 06/12/02 57 SHS @ 43.30	2,471.84-	2,471.84
INTUIT INC.		
PURCHASED 03/25/02 300 SHS @ 37.8198	11,363.94-	11,363.94
PURCHASED 05/28/02 500 SHS @ 42.0598	21,059.90-	21,059.90
PURCHASED 06/04/02 300 SHS @ 43.1686	12,968.58-	12,968.58
PURCHASED 06/12/02 222 SHS @ 44.1686	9,818.75-	9,818.75

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	COST OF ACQUISITION	COST BASIS
J P MORGAN CHASE & CO COM		
PURCHASED 08/27/02 400 SHS @ 27.1614	10,884.56-	10,884.56
PURCHASED 08/27/02 1,300 SHS @ 27.1614	35,374.82-	35,374.82
JANUS WORLDWIDE FUND #41		
PURCHASED 12/31/01 228.102 SHS @ 43.84	10,000.00-	10,000.00
PURCHASED 03/25/02 348.594 SHS @ 43.03	15,000.00-	15,000.00
PURCHASED 07/16/02 574.878 SHS @ 34.79	20,000.00-	20,000.00
PURCHASED 10/25/02 609.013 SHS @ 32.84	20,000.00-	20,000.00
JOHNSON CONTROLS		
PURCHASED 06/04/02 200 SHS @ 85.30	17,090.00-	17,090.00
PURCHASED 06/12/02 247 SHS @ 83.20	20,565.22-	20,565.22
PURCHASED 06/12/02 539 SHS @ 83.20	44,877.14-	44,877.14
KOHLS CORPORATION		
PURCHASED 12/31/01 200 SHS @ 71.44	14,318.00-	14,318.00
PURCHASED 06/04/02 300 SHS @ 71.99	21,627.00-	21,627.00
LENNAR CORP		
PURCHASED 11/06/02 270 SHS @ 55.0684	14,881.97-	14,881.97
PURCHASED 11/06/02 858 SHS @ 55.0684	47,291.59-	47,291.59
LOCKHEED MARTIN CORP		
PURCHASED 12/31/01 500 SHS @ 46.78	23,420.00-	23,420.00
PURCHASED 01/09/02 500 SHS @ 47.26	23,660.00-	23,660.00
PURCHASED 06/12/02 463 SHS @ 65.71	30,451.51-	30,451.51
PURCHASED 06/12/02 385 SHS @ 65.71	25,321.45-	25,321.45
PURCHASED 11/06/02 83 SHS @ 55.00	4,569.98-	4,569.98
PURCHASED 11/06/02 331 SHS @ 55.00	18,224.86-	18,224.86

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
MASCO CORP.		
PURCHASED 01/09/02 3,000 SHS @ 25.9493	78,027.90-	78,027.90
PURCHASED 03/22/02 300 SHS @ 25.82	7,764.00-	7,764.00
PURCHASED 05/28/02 500 SHS @ 26.95	13,505.00-	13,505.00
MAXIM INTEGRATED PRODUCTS		
PURCHASED 06/05/02 300 SHS @ 43.439	13,031.70-	13,031.70
PURCHASED 06/12/02 240 SHS @ 43.379	10,410.96-	10,410.96
PURCHASED 06/12/02 418 SHS @ 43.379	18,132.42-	18,132.42
PURCHASED 07/16/02 50 SHS @ 40.45	2,022.50-	2,022.50
PURCHASED 07/16/02 431 SHS @ 40.45	17,433.95-	17,433.95
MICROSOFT CORP		
PURCHASED 12/31/01 800 SHS @ 67.459	53,967.20-	53,967.20
PURCHASED 06/12/02 186 SHS @ 54.979	10,226.09-	10,226.09
PURCHASED 06/12/02 753 SHS @ 54.979	41,399.19-	41,399.19
MICRON TECHNOLOGY INC		
PURCHASED 06/12/02 573 SHS @ 21.29	12,233.55-	12,233.55
PURCHASED 06/12/02 1,716 SHS @ 21.29	36,636.60-	36,636.60
MORGAN STANLEY		
PURCHASED 05/28/02 250 SHS @ 46.62	11,685.00-	11,685.00
PURCHASED 06/12/02 404 SHS @ 43.9872	17,795.07-	17,795.07
PURCHASED 06/12/02 1,959 SHS @ 43.9872	86,288.46-	86,288.46
NEWELL RUBBERMAID INC		
PURCHASED 03/22/02 300 SHS @ 32.3417	9,720.51-	9,720.51
PURCHASED 03/25/02 500 SHS @ 31.78	15,920.00-	15,920.00
PURCHASED 06/04/02 500 SHS @ 34.32	17,190.00-	17,190.00
PURCHASED 06/12/02 287 SHS @ 33.75	9,703.47-	9,703.47


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
PURCHASED 06/12/02 757 SHS @ 33.75	25,594.17-	25,594.17
PEOPLESOFT INCORPORA		
PURCHASED 06/12/02 988 SHS @ 19.0256	18,797.29-	18,797.29
PURCHASED 06/12/02 2,992 SHS @ 19.0256	56,924.60-	56,924.60
PEPSICO INC		
PURCHASED 12/31/01 300 SHS @ 48.81	14,673.00-	14,673.00
PURCHASED 12/31/01 500 SHS @ 49.02	24,540.00-	24,540.00
PURCHASED 06/12/02 215 SHS @ 51.94	11,180.97-	11,180.97
PFIZER INC		
PURCHASED 06/12/02 238 SHS @ 35.22	8,396.64-	8,396.64
PURCHASED 06/12/02 457 SHS @ 35.22	16,122.96-	16,122.96
PURCHASED 07/16/02 336 SHS @ 28.51	9,596.16-	9,596.16
PURCHASED 07/16/02 1,101 SHS @ 28.51	31,444.56-	31,444.56
PHILIP MORRIS COMPANIES		
PURCHASED 12/31/01 300 SHS @ 46.19	13,887.00-	13,887.00
PURCHASED 12/31/01 500 SHS @ 46.24	23,150.00-	23,150.00
PURCHASED 06/12/02 341 SHS @ 56.3273	19,228.07-	19,228.07
PURCHASED 06/12/02 619 SHS @ 56.3273	34,903.74-	34,903.74
QUALCOMM INC		
PURCHASED 01/24/02 500 SHS @ 44.059	22,029.50-	22,029.50
PURCHASED 01/24/02 500 SHS @ 44.069	22,034.50-	22,034.50
PURCHASED 03/25/02 200 SHS @ 40.159	8,031.80-	8,031.80
PURCHASED 05/21/02 700 SHS @ 32.639	22,847.30-	22,847.30
PURCHASED 05/28/02 250 SHS @ 30.869	7,717.25-	7,717.25
PURCHASED 06/12/02 471 SHS @ 32.089	15,113.92-	15,113.92



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
SCHERING PLOUGH CORP		
PURCHASED 11/06/02 603 SHS @ 21.6547	13,087.93-	13,087.93
PURCHASED 11/06/02 1,922 SHS @ 21.6547	41,716.44-	41,716.44
SHERWIN WILLIAMS CO		
PURCHASED 11/06/02 339 SHS @ 27.998	9,508.27-	9,508.27
PURCHASED 11/06/02 1,081 SHS @ 27.998	30,319.89-	30,319.89
SPRINT CORP PCS COM SER 1		
PURCHASED 12/31/01 300 SHS @ 24.90	7,500.00-	7,500.00
PURCHASED 01/09/02 1,000 SHS @ 19.75	19,810.00-	19,810.00
PURCHASED 11/27/02 1,947 SHS @ 5.2781	10,373.81-	10,373.81
PURCHASED 11/27/02 6,253 SHS @ 5.2781	33,316.61-	33,316.61
TXU CORP COM		
PURCHASED 12/31/01 600 SHS @ 47.23	28,374.00-	28,374.00
PURCHASED 12/31/01 1,000 SHS @ 47.07	47,130.00-	47,130.00
TARGET CORP		
PURCHASED 01/31/02 200 SHS @ 43.10	8,640.00-	8,640.00
TENET HEALTHCARE CORP		
PURCHASED 04/01/02 200 SHS @ 67.29	13,488.00-	13,488.00
PURCHASED 04/16/02 300 SHS @ 69.72	20,942.47-	20,942.47
TRAVELERS PROPERTY CASUALTY CORP NEW CL A		
PURCHASED 08/21/02 290 SHS @ 16.46	4,787.90-	4,787.90
PURCHASED 08/21/02 860 SHS @ 16.46	14,198.60-	14,198.60
UNION PAC CORP		
PURCHASED 05/28/02 500 SHS @ 60.78	30,420.00-	30,420.00
PURCHASED 06/04/02 500 SHS @ 60.80	30,430.00-	30,430.00
PURCHASED 06/12/02 888 SHS @ 63.45	56,396.88-	56,396.88



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
UNITED NATIONAL BANCORP		
PURCHASED 01/24/02 3,000 SHS @ 22.69	68,070.00-	68,070.00
PURCHASED 03/25/02 7,000 SHS @ 21.80	152,600.00-	152,600.00
PURCHASED 04/16/02 4,500 SHS @ 22.81778	102,680.01-	102,680.01
PURCHASED 04/17/02 2,000 SHS @ 22.90	45,800.00-	45,800.00
PURCHASED 08/02/02 6,500 SHS @ 21.34	138,710.00-	138,710.00
PURCHASED 08/15/02 1,500 SHS @ 21.82	32,730.00-	32,730.00
PURCHASED 10/25/02 2,000 SHS @ 21.15	42,300.00-	42,300.00
UNITED HEALTH GROUP INC COM		
PURCHASED 04/16/02 300 SHS @ 76.4447	22,951.41-	22,951.41
PURCHASED 04/16/02 300 SHS @ 76.4447	22,951.41-	22,951.41
VALERO ENERGY CORP		
PURCHASED 03/22/02 300 SHS @ 48.11	14,451.00-	14,451.00
PURCHASED 03/25/02 500 SHS @ 47.50	23,780.00-	23,780.00
PURCHASED 04/16/02 700 SHS @ 47.2344	33,106.08-	33,106.08
PURCHASED 04/16/02 500 SHS @ 47.2344	23,647.20-	23,647.20
PURCHASED 08/20/02 89 SHS @ 34.0884	3,039.21-	3,039.21
PURCHASED 08/20/02 308 SHS @ 34.0884	10,517.71-	10,517.71
VERIZON COMMUNICATIONS COM		
PURCHASED 11/27/02 252 SHS @ 41.1709	10,387.67-	10,387.67
PURCHASED 11/27/02 809 SHS @ 41.1709	33,347.71-	33,347.71
VIACOM INC-CLASS B		
PURCHASED 03/22/02 200 SHS @ 49.77	9,966.00-	9,966.00
PURCHASED 03/25/02 500 SHS @ 49.25	24,655.00-	24,655.00
PURCHASED 06/04/02 300 SHS @ 49.08	14,754.00-	14,754.00
PURCHASED 06/12/02 45 SHS @ 46.84	2,110.50-	2,110.50

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACQUISITIONS (CONTINUED)	*COST OF ACQUISITION*	*COST BASIS*
WASHINGTON MUTUAL INCORPORATED		
PURCHASED 03/25/02 400 SHS @ 32.62	13,078.00-	13,078.00
PURCHASED 05/21/02 400 SHS @ 38.97	15,618.00-	15,618.00
PURCHASED 05/28/02 500 SHS @ 38.18	19,120.00-	19,120.00
PURCHASED 06/04/02 600 SHS @ 37.24	22,380.00-	22,380.00
PURCHASED 06/12/02 144 SHS @ 37.4861	5,406.64-	5,406.64
PURCHASED 06/12/02 528 SHS @ 37.4861	19,824.34-	19,824.34
WYETH		
PURCHASED 03/25/02 300 SHS @ 65.23	19,599.00-	19,599.00
PURCHASED 04/16/02 200 SHS @ 64.67	12,964.00-	12,964.00
PURCHASED 06/12/02 590 SHS @ 50.5337	29,850.28-	29,850.28
PURCHASED 06/12/02 1,266 SHS @ 50.5337	64,051.62-	64,051.62
YAHOO! INC		
PURCHASED 11/06/02 584 SHS @ 16.9319	9,888.23-	9,888.23
PURCHASED 11/06/02 1,847 SHS @ 16.9319	31,273.21-	31,273.21
XL CAPITAL LTD		
PURCHASED 06/12/02 263 SHS @ 86.69	22,815.25-	22,815.25
PURCHASED 06/12/02 787 SHS @ 86.69	68,272.25-	68,272.25
NET CASH MANAGEMENT (382 TRANS)	7,661,058.87-	7,661,058.87
-- TOTAL ACQUISITIONS --	12,841,832.83-	12,841,832.83

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
AOL TIME WARNER INC COM				
SOLD 01/09/02 600 SHS @ 32.30	19,349.35	24,045.00-	19,260.00-	89.35
SOLD 01/09/02 1,500 SHS @ 31.78	47,579.28	72,705.00-	48,150.00-	570.72-
AT & T CORPORATION COM NEW				
SOLD 11/26/02 .4 SHS @ 27.88	10.76	7.50-	7.57-	3.19
SOLD 11/26/02 .6 SHS @ 27.88	16.14	11.39-	11.36-	4.78
SOLD 12/18/02 326 SHS @ 27.40	8,902.13	6,116.02-	6,171.33-	2,730.80
SOLD 12/18/02 1,016 SHS @ 27.40	27,776.60	19,288.69-	19,233.34-	8,543.26
ALCOA INC				
SOLD 01/09/02 300 SHS @ 37.44	11,201.83	11,130.00-	10,804.00-	397.83
SOLD 01/24/02 1,000 SHS @ 35.24	35,179.47	36,240.00-	36,013.33-	833.86-
SOLD 01/24/02 1,700 SHS @ 35.2312	59,790.14	63,070.00-	61,222.66-	1,432.52-
AMAZON.COM INC				
SOLD 12/18/02 583 SHS @ 22.25	12,971.35	10,833.25-	10,833.25-	2,138.10
SOLD 12/18/02 1,857 SHS @ 22.25	41,317.00	34,506.59-	34,506.59-	6,810.41
AMERICAN INTL GROUP INC				
SOLD 12/31/01 150 SHS @ 79.80	11,939.82	9,274.64-	11,910.00-	29.82
SOLD 12/31/01 400 SHS @ 79.77	31,877.52	28,980.43-	31,760.00-	117.52
SOLD 03/26/02 200 SHS @ 71.75	14,319.78	12,366.18-	15,880.00-	1,560.22-
SOLD 06/12/02 73 SHS @ 64.69	4,717.85	4,513.66-	5,796.20-	1,078.35-
SOLD 06/12/02 1,619 SHS @ 64.69	104,632.81	117,298.31-	128,548.60-	23,915.79-
SOLD 12/18/02 327 SHS @ 59.90	19,556.71	20,218.70-	25,963.80-	6,407.09-
SOLD 12/18/02 981 SHS @ 59.90	58,701.27	71,074.52-	77,891.40-	19,190.13-
AMGEN INC				
SOLD 12/18/02 441 SHS @ 51.37	22,653.48	17,063.56-	17,028.26-	5,625.22
SOLD 12/18/02 1,350 SHS @ 51.37	69,347.41	52,092.03-	52,127.32-	17,220.09

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
APACHE CORP				
SOLD 08/20/02 227 SHS @ 55.32	12,545.91	12,140.45-	11,850.15-	695.76
SOLD 08/20/02 700 SHS @ 55.32	38,687.83	36,252.00-	36,542.30-	2,145.53
APPLIED BIOSYSTEMS				
SOLD 12/18/02 546 SHS @ 18.25	9,931.44	9,988.16-	9,998.78-	67.34-
SOLD 12/18/02 1,699 SHS @ 18.25	30,903.87	31,124.04-	31,113.42-	209.55-
ARCHER-DANIELS MIDLAND CO.				
SOLD 12/18/02 715 SHS @ 12.40	8,822.83	9,969.67-	9,969.68-	1,146.85-
SOLD 12/18/02 2,278 SHS @ 12.40	28,109.66	31,763.53-	31,763.52-	3,653.86-
AVON PRODS INC				
SOLD 06/12/02 162 SHS @ 55.28	8,945.37	7,538.67-	7,528.08-	1,417.29
SOLD 06/12/02 687 SHS @ 55.28	37,934.99	31,911.15-	31,924.63-	6,010.36
SOLD 12/18/02 438 SHS @ 54.30	23,752.68	20,382.33-	20,353.69-	3,398.99
SOLD 12/18/02 1,313 SHS @ 54.30	71,214.97	60,988.85-	61,014.60-	10,200.37
BP AMOCO PLC				
SOLD 12/18/02 560 SHS @ 39.92	22,320.92	27,703.20-	27,477.35-	5,156.43-
SOLD 12/18/02 1,678 SHS @ 39.92	66,883.06	82,108.06-	82,333.91-	15,450.85-
BAKER HUGHES INC				
SOLD 12/18/02 552 SHS @ 32.50	17,906.34	19,040.58-	19,191.51-	1,285.17-
SOLD 12/18/02 1,653 SHS @ 32.50	53,621.70	57,621.16-	57,470.22-	3,848.52-
BANK OF AMERICA CORPORATION				
SOLD 12/18/02 354 SHS @ 68.55	24,235.96	24,265.82-	24,500.44-	264.48-
SOLD 12/18/02 1,059 SHS @ 68.55	72,528.72	73,523.30-	73,293.68-	764.96-
BOEING CO.				
SOLD 12/18/02 671 SHS @ 31.77	21,276.76	24,867.01-	24,763.29-	3,486.53-
SOLD 12/18/02 2,137 SHS @ 31.77	67,762.22	78,762.39-	78,866.10-	11,103.88-



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP				
SOLD 12/18/02 50,000 P V @ 103.50	51,750.00	50,000.00-	49,528.50-	2,221.50
CARDINAL HEALTH INC				
SOLD 06/12/02 315 SHS @ 62.32	19,611.31	21,992.85-	20,434.77-	823.46-
SOLD 06/12/02 346 SHS @ 62.32	21,541.31	23,874.00-	22,445.81-	904.50-
SOLD 11/06/02 147 SHS @ 69.98	10,277.93	10,263.33-	9,536.22-	741.71
SOLD 11/06/02 394 SHS @ 69.98	27,547.65	27,186.00-	25,559.68-	1,987.97
SOLD 12/18/02 238 SHS @ 61.00	14,487.56	16,616.82-	15,439.60-	952.04-
SOLD 12/18/02 760 SHS @ 61.00	46,313.00	52,440.00-	49,302.92-	2,989.92-
CENDANT CORPORATION				
SOLD 12/18/02 1,402 SHS @ 11.30	15,758.00	26,480.73-	26,864.45-	11,106.45-
SOLD 12/18/02 4,070 SHS @ 11.30	45,745.41	71,039.10-	77,987.38-	32,241.97-
CHEVRON TEXACO CORP COMM				
SOLD 12/31/01 1,000 SHS @ 89.93	89,868.65	84,983.58-	89,610.00-	258.65
SOLD 03/26/02 100 SHS @ 89.06	8,875.86	8,990.19-	8,961.00-	85.14-
SOLD 04/16/02 400 SHS @ 86.49	34,570.95	35,960.78-	35,844.00-	1,273.05-
SOLD 06/04/02 1,000 SHS @ 86.50	86,437.39	84,983.57-	89,610.00-	3,172.61-
CISCO SYSTEMS				
SOLD 12/31/01 300 SHS @ 18.851	5,655.21	2,953.00-	5,433.00-	222.21
SOLD 05/28/02 500 SHS @ 16.331	8,165.25	4,921.67-	9,055.00-	889.75-
SOLD 06/12/02 1,331 SHS @ 15.151	20,165.37	13,101.47-	24,104.41-	3,939.04-
SOLD 06/12/02 2,396 SHS @ 15.151	36,300.70	33,662.92-	43,391.56-	7,090.86-
SOLD 12/18/02 1,293 SHS @ 13.42	17,351.53	14,354.73-	21,428.87-	4,077.34-
SOLD 12/18/02 4,026 SHS @ 13.42	54,027.29	56,040.05-	66,722.83-	12,695.54-



Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
CITIGROUP INC				
SOLD 12/31/01 110 SHS @ 50.6691	5,543.51	4,805.42-	5,552.80-	9.29-
SOLD 12/31/01 1,000 SHS @ 50.832	50,771.23	47,582.23-	50,480.00-	291.23
SOLD 05/21/02 500 SHS @ 45.77	22,854.31	19,225.16-	25,180.86-	2,326.55-
SOLD 05/28/02 300 SHS @ 44.20	13,229.60	13,105.69-	15,108.52-	1,878.92-
SOLD 06/04/02 500 SHS @ 41.90	20,919.36	18,301.12-	25,180.86-	4,261.50-
SOLD 12/18/02 1,201 SHS @ 36.95	44,303.55	50,673.05-	56,044.78-	11,741.23-
SOLD 12/18/02 3,597 SHS @ 36.95	132,689.32	123,688.08-	167,854.34-	35,165.02-
COLGATE PALMOLIVE CO				
SOLD 12/18/02 275 SHS @ 52.30	14,352.06	14,666.93-	14,666.93-	314.87-
SOLD 12/18/02 860 SHS @ 52.30	44,925.04	45,867.50-	45,867.49-	942.45-
COMCAST CORP NEW CLASS A				
SOLD 11/26/02 .952 SHS @ 25.74	24.50	18.48-	18.65-	5.85
SOLD 11/26/02 .35 SHS @ 25.74	9.01	6.88-	6.86-	2.15
SOLD 12/18/02 527 SHS @ 24.1708	12,737.62	10,231.04-	10,323.57-	2,414.05
SOLD 12/18/02 1,644 SHS @ 24.18	39,750.72	32,297.53-	32,204.84-	7,545.88
CONSOLIDATED EDISON OF NEW YORK DTD 05/03/00 8.125% DUE 05/01/2010				
SOLD 12/18/02 50,000 P V @ 118.00	59,000.00	49,916.50-	54,769.00-	4,231.00
CORESTATES CAPITAL CORP DTD 10/19/93 5.875% DUE 10/15/2003				
SOLD 12/18/02 50,000 P V @ 102.06	51,030.00	49,500.00-	51,845.00-	815.00-
DANAHER CORP.				
SOLD 12/18/02 248 SHS @ 62.40	15,444.73	16,003.44-	16,003.44-	558.71-
SOLD 12/18/02 741 SHS @ 62.40	46,192.54	47,816.73-	47,816.73-	1,624.19-
DELL COMPUTER CO.				
SOLD 06/12/02 288 SHS @ 26.231	7,554.30	7,668.78-	7,894.64-	340.34-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
SOLD 06/12/02 165 SHS @ 26.231	4,327.99	4,598.39-	4,522.97-	194.98-
SOLD 12/18/02 712 SHS @ 26.66	18,981.34	18,958.92-	19,517.30-	535.96-
SOLD 12/18/02 2,135 SHS @ 26.6623	56,922.29	59,233.31-	58,524.49-	1,602.20-
DU PONT E I DE NEMOURS & CO				
SOLD 06/12/02 52 SHS @ 44.23	2,269.89	2,246.40-	2,269.08-	.81
SOLD 12/18/02 648 SHS @ 43.30	28,018.67	27,993.60-	28,276.23-	257.56-
SOLD 12/18/02 1,900 SHS @ 43.30	82,153.52	83,214.00-	82,908.69-	755.17-
EMC CORP				
SOLD 12/31/01 3,000 SHS @ 13.59	40,589.38	44,435.50-	40,320.00-	269.38
SOLD 12/31/01 4,000 SHS @ 13.5253	53,860.38	67,894.01-	53,760.00-	100.38
EBAY INC				
SOLD 12/18/02 332 SHS @ 69.64	23,119.78	19,023.60-	20,171.49-	2,948.29
SOLD 12/18/02 993 SHS @ 69.64	69,150.43	61,480.10-	60,332.20-	8,818.23
ELECTRONIC DATA SYSTEMS CORP NEW				
SOLD 06/12/02 107 SHS @ 49.35	5,250.29	7,389.42-	7,376.83-	2,126.54-
SOLD 07/16/02 300 SHS @ 34.75	10,409.69	18,645.00-	20,682.69-	10,273.00-
SOLD 07/16/02 893 SHS @ 34.75	30,986.17	61,670.58-	61,565.48-	30,579.31-
FREDDIE MAC				
SOLD 12/31/01 100 SHS @ 65.27	6,496.90	6,719.00-	6,540.00-	43.10-
SOLD 03/22/02 700 SHS @ 63.76	44,589.33	46,451.00-	45,780.00-	1,190.67-
SOLD 03/25/02 1,200 SHS @ 63.19	75,754.86	78,054.00-	78,480.00-	2,725.14-
GENERAL DYNAMICS				
SOLD 06/12/02 35 SHS @ 103.46	3,590.99	3,466.12-	3,028.76-	562.23
SOLD 06/24/02 42 SHS @ 110.00	4,617.34	4,159.34-	3,756.50-	860.84
SOLD 06/24/02 126 SHS @ 110.00	13,852.02	10,782.71-	11,269.49-	2,582.53
SOLD 11/06/02 173 SHS @ 81.52	14,092.16	17,132.54-	15,473.19-	1,381.03-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
SOLD 11/06/02 521 SHS @ 81.52	42,439.38	44,585.66-	46,598.43-	4,159.05-
GENERAL ELEC CO				
SOLD 04/01/02 600 SHS @ 37.12	22,235.32	3,854.25-	24,048.00-	1,812.68-
SOLD 05/28/02 250 SHS @ 32.408	8,071.75	1,605.94-	10,020.00-	1,948.25-
SOLD 06/12/02 1,133 SHS @ 30.00	33,932.33	7,278.11-	45,410.64-	11,478.31-
SOLD 06/12/02 2,951 SHS @ 30.00	88,379.78	58,691.49-	118,276.08-	29,896.30-
SOLD 08/27/02 517 SHS @ 31.9781	16,506.33	3,321.08-	20,721.36-	4,215.03-
SOLD 08/27/02 1,549 SHS @ 31.9781	49,455.14	24,888.10-	62,083.92-	12,628.78-
GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011				
SOLD 12/18/02 50,000 P V @ 99.523	49,761.50	49,755.00-	50,205.00-	443.50-
GOLDMAN SACHS INTL EQTY INST FD 867				
SOLD 12/20/02 17,070.179 SHS @ 12.04	205,524.96	337,000.00-	254,022.54-	48,497.58-
HOME DEPOT INC				
SOLD 05/28/02 200 SHS @ 41.73	8,315.74	3,123.89-	10,202.00-	1,886.26-
SOLD 06/04/02 800 SHS @ 40.60	32,431.02	12,573.99-	40,808.00-	8,376.98-
SOLD 06/12/02 473 SHS @ 38.30	18,086.97	7,388.00-	24,127.73-	6,040.76-
SOLD 06/12/02 622 SHS @ 38.30	23,784.56	9,776.28-	31,728.22-	7,943.66-
SOLD 11/06/02 527 SHS @ 28.01	14,734.48	8,231.46-	26,882.27-	12,147.79-
SOLD 11/06/02 1,578 SHS @ 28.01	44,119.54	24,802.21-	80,493.78-	36,374.24-
HOUSEHOLD INTNL INC				
SOLD 12/18/02 575 SHS @ 28.10	16,122.51	35,162.66-	31,667.45-	15,544.94-
SOLD 12/18/02 1,720 SHS @ 28.10	48,227.34	92,081.76-	94,726.97-	46,499.63-
ILLINOIS TOOL WORKS				
SOLD 12/18/02 290 SHS @ 65.66	19,010.82	19,896.90-	19,875.86-	865.04-
SOLD 12/18/02 868 SHS @ 65.66	56,939.08	59,469.48-	59,490.51-	2,551.43-

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
INTEL CORP				
SOLD 12/18/02 860 SHS @ 17.54	15,083.94	18,274.74-	18,939.41-	3,855.47-
SOLD 12/18/02 2,575 SHS @ 17.54	45,164.14	57,372.77-	56,708.10-	11,543.96-
IBM				
SOLD 06/12/02 41 SHS @ 74.99	3,044.49	4,490.32-	4,959.36-	1,914.87-
SOLD 12/18/02 359 SHS @ 79.25	28,419.89	39,317.68-	42,538.94-	14,119.05-
SOLD 12/18/02 1,078 SHS @ 79.25	85,364.24	115,325.62-	127,735.31-	42,371.07-
INTERNATIONAL PAPER CO				
SOLD 12/18/02 657 SHS @ 34.96	22,928.60	27,053.84-	27,084.58-	4,155.98-
SOLD 12/18/02 2,000 SHS @ 34.96	69,797.89	82,335.00-	82,449.25-	12,651.36-
INTUIT INC.				
SOLD 06/12/02 226 SHS @ 43.8906	9,905.42	9,519.07-	9,326.08-	579.34
SOLD 12/18/02 274 SHS @ 48.24	13,217.36	11,540.83-	11,471.27-	1,746.09
SOLD 12/18/02 822 SHS @ 48.2416	39,653.40	34,151.27-	34,413.81-	5,239.59
J P MORGAN CHASE & CO COM				
SOLD 12/18/02 400 SHS @ 24.45	9,749.70	10,884.56-	10,884.56-	1,134.86-
SOLD 12/18/02 1,300 SHS @ 24.45	31,706.04	35,374.82-	35,374.82-	3,668.78-
JANUS WORLDWIDE FUND #41				
SOLD 11/27/02 100 SHS @ 33.88	3,388.00	4,413.48-	4,185.18-	797.18-
SOLD 12/12/02 100 SHS @ 32.98	3,298.00	4,413.48-	4,185.18-	887.18-
SOLD 12/20/02 5,928.15 SHS @ 32.39	192,012.78	261,637.61-	248,103.60-	56,090.82-
JOHNSON & JOHNSON				
SOLD 12/31/01 300 SHS @ 59.12	17,705.73	16,377.00-	17,730.00-	24.27-
SOLD 12/31/01 500 SHS @ 59.14	29,539.55	27,448.46-	29,550.00-	10.45-
SOLD 01/09/02 500 SHS @ 57.26	28,599.57	27,448.46-	29,550.00-	950.43-
SOLD 05/28/02 250 SHS @ 61.43	15,327.03	13,647.50-	14,775.00-	552.03

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
SOLD 06/04/02 300 SHS @ 59.35	17,774.46	16,469.07-	17,730.00-	44.46
SOLD 06/12/02 240 SHS @ 57.29	13,734.79	13,101.60-	14,184.00-	449.21-
SOLD 06/12/02 672 SHS @ 57.29	38,457.40	36,890.73-	39,715.20-	1,257.80-
SOLD 12/18/02 510 SHS @ 54.24	27,630.96	27,840.90-	30,141.00-	2,510.04-
SOLD 12/18/02 1,528 SHS @ 54.24	82,784.54	83,882.48-	90,304.80-	7,520.26-
JOHNSON CONTROLS				
SOLD 12/18/02 247 SHS @ 78.95	19,470.06	20,565.22-	20,674.94-	1,204.88-
SOLD 12/18/02 739 SHS @ 78.95	58,297.95	61,967.14-	61,857.41-	3,559.46-
JUNIPER NETWORKS INCORPORATED				
SOLD 03/25/02 1,000 SHS @ 12.311	12,310.81	55,968.25-	18,950.00-	6,639.19-
SOLD 03/26/02 400 SHS @ 11.531	4,612.33	23,061.60-	7,580.00-	2,967.67-
KOHLS CORPORATION				
SOLD 06/12/02 354 SHS @ 74.75	26,439.46	22,258.81-	25,133.18-	1,306.28
SOLD 06/12/02 362 SHS @ 74.75	27,036.96	22,582.92-	25,701.16-	1,335.80
SOLD 12/18/02 146 SHS @ 58.85	8,561.84	9,180.19-	10,365.66-	1,803.82-
SOLD 12/18/02 438 SHS @ 58.85	25,749.24	27,324.08-	31,096.98-	5,347.74-
LENNAR CORP				
SOLD 12/18/02 270 SHS @ 53.30	14,360.56	14,881.97-	14,881.97-	521.41-
SOLD 12/18/02 858 SHS @ 53.30	45,678.54	47,291.59-	47,291.59-	1,613.05-
LOCKHEED MARTIN CORP				
SOLD 06/24/02 70 SHS @ 70.00	4,895.65	4,603.90-	3,895.95-	999.70
SOLD 06/24/02 201 SHS @ 70.00	14,057.52	10,507.36-	11,186.93-	2,870.59
SOLD 12/18/02 476 SHS @ 50.94	24,216.71	30,417.59-	26,433.40-	2,216.69-
SOLD 12/18/02 1,515 SHS @ 50.94	77,080.87	80,118.95-	84,131.52-	7,050.65-
MBNA CORP				
SOLD 12/31/01 200 SHS @ 35.50	7,069.89	4,541.33-	7,040.00-	29.89


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
SOLD 05/28/02 300 SHS @ 36.28	10,853.67	6,812.00-	10,560.00-	293.67
SOLD 06/12/02 1,000 SHS @ 33.06	33,009.00	22,706.67-	35,200.00-	2,191.00-
SOLD 06/12/02 2,000 SHS @ 33.06	66,018.01	41,535.45-	70,400.00-	4,381.99-
MASCO CORP.				
SOLD 06/12/02 168 SHS @ 26.09	4,352.98	4,446.54-	4,363.88-	10.90-
SOLD 12/18/02 1,032 SHS @ 20.85	21,454.63	27,314.46-	26,806.67-	5,352.04-
SOLD 12/18/02 3,000 SHS @ 20.85	62,368.11	78,027.90-	77,926.35-	15,558.24-
MAXIM INTEGRATED PRODUCTS				
SOLD 12/18/02 290 SHS @ 35.50	10,294.69	12,433.46-	12,299.61-	2,004.92-
SOLD 12/18/02 1,149 SHS @ 35.50	40,788.27	48,598.07-	48,731.91-	7,943.64-
MERCANTILE BANK ST LOUIS NA DTD 01/25/94 6.375% DUE 01/15/2004				
SOLD 12/18/02 100,000 P V @ 104.00	104,000.00	101,641.00-	104,707.00-	707.00-
MERCK & CO INC				
SOLD 12/31/01 600 SHS @ 59.36	35,579.46	35,755.50-	35,280.00-	299.46
SOLD 12/31/01 2,500 SHS @ 59.42	148,397.77	153,062.60-	147,000.00-	1,397.77
MICROSOFT CORP				
SOLD 11/06/02 202 SHS @ 56.09	11,329.85	8,227.42-	12,763.68-	1,433.83-
SOLD 11/06/02 489 SHS @ 56.09	27,427.18	31,014.49-	30,898.21-	3,471.03-
SOLD 12/18/02 584 SHS @ 53.84	31,441.61	23,786.21-	36,900.93-	5,459.32-
SOLD 12/18/02 1,864 SHS @ 53.84	100,354.73	118,222.90-	117,779.66-	17,424.93-
MICRON TECHNOLOGY INC				
SOLD 12/18/02 573 SHS @ 11.00	6,268.43	12,233.55-	12,233.55-	5,965.12-
SOLD 12/18/02 1,716 SHS @ 11.00	18,772.47	36,636.60-	36,636.60-	17,864.13-
MORGAN STANLEY				
SOLD 12/18/02 654 SHS @ 42.08	27,480.25	29,480.07-	28,975.36-	1,495.11-

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
SOLD 12/18/02 1,959 SHS @ 42.08	82,314.69	86,288.46-	86,793.16-	4,478.47-
NETWORK APPLIANCE INC				
SOLD 12/31/01 600 SHS @ 22.841	13,704.39	9,417.71-	13,122.00-	582.39
SOLD 03/26/02 2,500 SHS @ 18.881	47,201.79	39,240.45-	54,675.00-	7,473.21-
SOLD 06/12/02 6,300 SHS @ 13.0505	82,215.67	125,558.85-	137,781.00-	55,565.33-
NEWELL RUBBERMAID INC				
SOLD 12/18/02 587 SHS @ 31.60	18,513.42	19,423.98-	19,565.37-	1,051.95-
SOLD 12/18/02 1,757 SHS @ 31.60	55,414.10	58,704.17-	58,562.78-	3,148.68-
ORANGE & ROCKLAND UTILITIES DTD 06/16/00 7.50% DUE 06/15/10				
SOLD 12/18/02 100,000 P V @ 112.00	112,000.00	99,500.00-	101,783.00-	10,217.00
PEOPLESOFT INCORPORA				
SOLD 12/18/02 988 SHS @ 18.37	18,149.01	18,797.29-	18,797.29-	648.28-
SOLD 12/18/02 2,992 SHS @ 18.37	54,961.38	56,924.60-	56,924.59-	1,963.21-
PEPSICO INC				
SOLD 06/12/02 195 SHS @ 51.95	10,099.94	9,323.92-	9,526.36-	573.58
SOLD 09/03/02 405 SHS @ 38.78	15,685.18	19,365.08-	19,954.90-	4,269.72-
SOLD 09/03/02 1,215 SHS @ 38.78	47,055.53	59,750.97-	59,864.70-	12,809.17-
PFIZER INC				
SOLD 12/31/01 700 SHS @ 40.08	28,013.57	29,787.45-	27,895.00-	118.57
SOLD 12/31/01 1,500 SHS @ 40.126	60,098.09	65,511.81-	59,775.00-	323.09
SOLD 04/16/02 300 SHS @ 39.74	11,903.64	12,766.05-	11,955.00-	51.36-
SOLD 05/28/02 250 SHS @ 35.46	8,834.73	10,638.38-	9,962.50-	1,127.77-
SOLD 12/18/02 1,324 SHS @ 30.00	39,639.36	49,907.92-	47,988.93-	8,349.57-
SOLD 12/18/02 4,058 SHS @ 30.00	121,492.85	155,989.34-	147,083.89-	25,591.04-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
PHILIP MORRIS COMPANIES				
SOLD 01/07/02 400 SHS @ 46.09	18,405.72	18,736.00-	18,429.25-	23.53-
SOLD 11/27/02 541 SHS @ 37.56	20,292.30	28,596.07-	27,405.55-	7,113.25-
SOLD 11/27/02 1,619 SHS @ 37.56	60,726.86	83,333.74-	82,014.01-	21,287.15-
QUALCOMM INC				
SOLD 06/12/02 126 SHS @ 32.041	4,037.04	5,551.43-	4,844.28-	807.24-
SOLD 12/18/02 624 SHS @ 38.95	24,304.06	24,195.32-	23,241.81-	1,062.25
SOLD 12/18/02 1,871 SHS @ 38.95	72,873.25	68,027.52-	69,688.18-	3,185.07
SCHERING PLOUGH CORP				
SOLD 12/18/02 603 SHS @ 22.25	13,380.16	13,087.93-	13,087.93-	292.23
SOLD 12/18/02 1,922 SHS @ 22.25	42,647.89	41,716.44-	41,716.44-	931.45
SHERWIN WILLIAMS CO				
SOLD 12/18/02 339 SHS @ 28.51	9,634.59	9,508.27-	9,508.27-	126.32
SOLD 12/18/02 1,081 SHS @ 28.51	30,753.52	30,319.89-	30,319.88-	433.64
SPRINT CORP PCS COM SER 1				
SOLD 02/06/02 600 SHS @ 10.90	6,509.90	14,940.00-	12,987.38-	6,477.48-
SOLD 02/06/02 1,000 SHS @ 10.90	10,849.84	19,810.00-	21,645.62-	10,795.78-
SOLD 12/18/02 1,947 SHS @ 4.95	9,520.53	10,373.81-	10,373.81-	853.28-
SOLD 12/18/02 6,253 SHS @ 4.95	30,638.76	33,316.61-	33,316.60-	2,677.84-
SUN MICROSYSTEM INC				
SOLD 12/31/01 500 SHS @ 12.621	6,310.40	30,718.75-	6,150.00-	160.40
SOLD 03/26/02 500 SHS @ 8.551	4,275.43	30,718.75-	6,150.00-	1,874.57-
TXU CORP COM				
SOLD 05/30/02 600 SHS @ 51.45	30,833.06	28,374.00-	28,314.00-	2,519.06
SOLD 06/04/02 1,000 SHS @ 51.29	51,228.45	47,130.00-	47,190.00-	4,038.45

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
TARGET CORP				
SOLD 05/28/02 250 SHS @ 40.74	10,154.69	7,581.72-	10,282.05-	127.36-
SOLD 06/04/02 500 SHS @ 39.30	19,619.40	16,150.00-	20,564.09-	944.69-
SOLD 06/12/02 611 SHS @ 40.1391	24,487.59	18,529.72-	25,129.32-	641.73-
SOLD 06/12/02 1,585 SHS @ 40.1391	63,523.45	30,409.29-	65,188.17-	1,664.72-
SOLD 11/06/02 639 SHS @ 30.62	19,533.64	23,685.43-	26,280.91-	6,747.27-
SOLD 11/06/02 1,915 SHS @ 30.62	58,539.78	35,049.39-	78,760.46-	20,220.68-
TENET HEALTHCARE CORP				
SOLD 12/31/01 300 SHS @ 58.95	17,654.73	14,654.40-	17,616.00-	38.73
SOLD 12/31/01 500 SHS @ 58.91	29,424.55	26,712.01-	29,360.00-	64.55
SOLD 01/09/02 300 SHS @ 62.81	18,812.71	16,027.20-	17,616.00-	1,196.71
SOLD 05/28/02 200 SHS @ 71.24	14,217.57	10,595.91-	12,093.69-	2,123.88
SOLD 06/04/02 300 SHS @ 72.45	21,704.34	16,764.49-	18,140.53-	3,563.81
SOLD 06/12/02 301 SHS @ 75.83	22,806.08	15,946.85-	18,201.00-	4,605.08
SOLD 06/12/02 505 SHS @ 75.83	38,262.69	28,220.23-	30,536.56-	7,726.13
SOLD 06/24/02 72 SHS @ 71.5784	5,149.17	3,814.53-	4,353.73-	795.44
SOLD 06/24/02 209 SHS @ 71.5784	14,946.90	11,679.26-	12,637.90-	2,309.00
SOLD 07/09/02 .5 SHS @ 48.83	22.75	17.66-	20.16-	2.59
SOLD 11/06/02 490 SHS @ 26.30	12,862.11	17,306.65-	19,753.02-	6,890.91-
SOLD 11/06/02 1,479 SHS @ 26.30	38,822.58	55,099.31-	59,621.87-	20,799.29-
TRAVELERS PROPERTY CASUALTY CORP NEW CL A				
SOLD 08/29/02 .888 SHS @ 15.20	13.36	17.77-	15.51-	2.15-
SOLD 08/29/02 .406 SHS @ 15.20	6.10	6.72-	7.09-	.99-
SOLD 12/18/02 341 SHS @ 15.10	5,118.94	5,841.43-	5,957.82-	838.88-
SOLD 12/18/02 1,015 SHS @ 15.10	15,265.13	16,806.82-	17,733.67-	2,468.54-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
TRAVELERS PROPERTY CASUALTY CORP NEW CL B				
SOLD 08/29/02 106 SHS @ 15.35	1,621.75	2,364.37-	2,561.18-	939.43-
SOLD 08/29/02 .608 SHS @ 15.71	9.45	13.88-	14.69-	5.24-
SOLD 08/29/02 319 SHS @ 15.35	4,880.55	5,799.82-	7,707.69-	2,827.14-
SOLD 08/29/02 .29 SHS @ 15.71	4.51	5.27-	7.00-	2.49-
TYCO INTERNATIONAL LTD				
SOLD 02/14/02 700 SHS @ 26.59	18,570.72	25,850.62-	41,230.00-	22,659.28-
SOLD 06/07/02 1,300 SHS @ 10.05	12,999.61	48,008.29-	76,570.00-	63,570.39-
SOLD 06/07/02 4,000 SHS @ 10.32	41,078.75	138,655.00-	235,600.00-	194,521.25-
UNION PAC CORP				
SOLD 06/12/02 37 SHS @ 63.45	2,317.57	2,251.08-	2,251.45-	66.12
SOLD 12/18/02 463 SHS @ 60.40	27,934.35	28,168.92-	28,764.39-	830.04-
SOLD 12/18/02 1,388 SHS @ 60.40	83,749.39	86,826.88-	86,231.04-	2,481.65-
UNITED NATIONAL BANCORP				
SOLD 03/26/02 800 SHS @ 21.96	17,567.73	21,257.14-	19,112.00-	1,544.27-
SOLD 11/27/02 400 SHS @ 22.30	8,919.73	7,000.36-	9,489.66-	569.93-
SOLD 12/18/02 1,060 SHS @ 23.11	24,495.86	21,187.50-	25,147.62-	651.76-
US CELLULAR CORP DTD 08/21/97 7.25% DUE 08/15/07 CALLABLE ON 08/15/04 @ PAR				
SOLD 12/18/02 200,000 P V @ 101.60	203,200.00	194,000.00-	205,076.00-	1,876.00-
UNITED TECHNOLOGIES CORP				
SOLD 12/31/01 1,000 SHS @ 65.16	65,099.02	66,180.00-	64,630.00-	469.02
UNITED HEALTH GROUP INC COM				
SOLD 12/31/01 200 SHS @ 71.32	14,233.78	13,672.00-	14,154.00-	79.78
SOLD 01/09/02 300 SHS @ 69.6967	20,878.69	18,616.20-	21,231.00-	352.31-
SOLD 05/28/02 100 SHS @ 88.41	8,810.73	7,243.23-	7,240.85-	1,569.88



UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	PROCEEDS OF DISPOSITION	COST BASIS	MARKET VALUE BASIS	REALIZED G/L ON MARKET
SOLD 06/04/02 200 SHS @ 89.96	17,961.45	12,988.83-	14,481.70-	3,479.75
SOLD 06/12/02 322 SHS @ 97.14	31,258.82	23,323.22-	23,315.53-	7,943.29
SOLD 06/12/02 765 SHS @ 97.14	74,263.96	49,682.27-	55,392.49-	18,871.47
SOLD 06/24/02 53 SHS @ 89.9913	4,766.20	3,838.92-	3,837.65-	928.55
SOLD 06/24/02 159 SHS @ 89.9913	14,298.65	10,326.12-	11,512.95-	2,785.70
SOLD 08/14/02 125 SHS @ 88.0176	10,995.62	9,054.04-	9,051.06-	1,944.56
SOLD 08/14/02 376 SHS @ 88.0176	33,074.82	24,418.99-	27,225.58-	5,849.24
VALERO ENERGY CORP				
SOLD 06/12/02 730 SHS @ 36.5154	26,611.63	34,716.67-	34,669.26-	8,057.63-
SOLD 06/12/02 191 SHS @ 36.5154	6,962.77	9,058.60-	9,071.00-	2,108.23-
SOLD 12/18/02 359 SHS @ 37.82	13,546.97	15,879.62-	15,761.20-	2,214.23-
SOLD 12/18/02 1,117 SHS @ 37.82	42,176.64	48,886.31-	49,039.73-	6,863.09-
VERITAS SOFTWARE CORPORATION				
SOLD 12/31/01 200 SHS @ 45.851	9,170.06	22,171.61-	8,966.00-	204.06
SOLD 05/28/02 800 SHS @ 23.021	18,416.24	88,686.43-	35,864.00-	17,447.76-
SOLD 06/12/02 1,300 SHS @ 20.84	27,091.18	141,248.29-	58,279.00-	31,187.82-
VERIZON COMMUNICATIONS COM				
SOLD 12/18/02 252 SHS @ 39.17	9,840.54	10,387.67-	10,387.67-	547.13-
SOLD 12/18/02 809 SHS @ 39.17	31,639.03	33,347.71-	33,347.71-	1,708.68-
VIACOM INC-CLASS B				
SOLD 12/18/02 245 SHS @ 42.00	10,259.69	12,076.50-	12,070.76-	1,811.07-
SOLD 12/18/02 800 SHS @ 42.00	33,550.98	39,409.00-	39,414.73-	5,863.75-
WASHINGTON MUTUAL INCORPORATED				
SOLD 12/18/02 644 SHS @ 36.25	23,305.65	24,526.64-	23,893.85-	588.20-
SOLD 12/18/02 1,928 SHS @ 36.25	69,772.21	70,900.34-	71,533.13-	1,760.92-


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISPOSITIONS (CONTINUED)	*PROCEEDS OF DISPOSITION*	*COST BASIS*	*MARKET VALUE BASIS*	*REALIZED G/L ON MARKET*
WYETH				
SOLD 07/16/02 590 SHS @ 34.50	20,324.89	29,850.28-	31,669.90-	11,345.01-
SOLD 07/16/02 1,766 SHS @ 34.50	60,836.87	96,614.62-	94,794.99-	33,958.12-
YAHOO! INC				
SOLD 12/18/02 584 SHS @ 17.21	10,050.33	9,888.23-	9,888.23-	162.10
SOLD 12/18/02 1,847 SHS @ 17.21	31,785.91	31,273.21-	31,273.21-	512.70
XL CAPITAL LTD				
SOLD 12/18/02 263 SHS @ 79.60	20,904.16	22,815.25-	22,815.25-	1,911.09-
SOLD 12/18/02 787 SHS @ 79.60	62,596.09	68,272.25-	68,272.25-	5,676.16-
NET CASH MANAGEMENT (120 TRANS)	2,405,955.94	2,405,955.94-	2,405,955.94-	
-- TOTAL DISPOSITIONS --	11,179,693.94	11,968,421.94-	12,471,887.74-	1,292,193.80-

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

MARKET TO MARKET STATEMENT FOR PERIOD
JANUARY 01, 2002 TO DECEMBER 31, 2002

UNITS DESCRIPTION	COST BASIS	MARKET VALUE BASIS	MARKET VALUE	UNREALIZED G/L ON MARKET
-- CASH EQUIVALENTS --				
6,151,558.840 PRIME OBLIGATIONS FUND FEDERATED - FD 10	6,151,558.84	6,151,558.84	6,151,558.84	
-- FIXED INCOME --				
48,067 EMPLOYEE BENEFIT BOND FUND	1,167,676.54	1,192,102.72	1,208,135.07	16,032.35
-- COMMON STOCK --				
184,399 UNITED NATIONAL BANCORP	3,225,814.95	4,374,713.22	4,250,396.95	124,316.27-
-- MISCELLANEOUS ASSETS --				
1 ORIGINAL ACCOUNT DOCUMENT				
TOTAL CASH EQUIVALENTS	6,151,558.84	6,151,558.84	6,151,558.84	
TOTAL FIXED INCOME	1,167,676.54	1,192,102.72	1,208,135.07	16,032.35
TOTAL COMMON STOCK	3,225,814.95	4,374,713.22	4,250,396.95	124,316.27-
TOTAL MISCELLANEOUS ASSETS				
TOTAL ASSETS	10,545,050.33	11,718,374.78	11,610,090.86	108,283.92-
TOTAL CASH				
GRAND TOTAL ASSETS	10,545,050.33	11,718,374.78	11,610,090.86	108,283.92-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

TRANSACTIONS BY ISSUE EXCEEDING 5.00 PERCENT
JANUARY 01, 2002 TO DECEMBER 31, 2002

BEGINNING MARKET VALUE *11,350,462.65*

	NO OF PURCH	NO OF SALES	COST	PROCEEDS/ COMMISSIONS	NET GAIN/LOSS ON COST
PRIME OBLIGATIONS FUND FEDERATED - FD 10	382		7,661,058.87	7,661,058.87	
		120	2,405,955.94	2,405,955.94	
TOTAL TRADES		502	10,067,014.81 *	10,067,014.81 *	
UNITED NATIONAL BANCORP	7		582,890.01	582,890.01	
		3	49,445.00	50,983.32	1,538.32
TOTAL TRADES		10	632,335.01 *	633,873.33 *	1,538.32 *

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS --		
01/04/02	COMPANY CONTRIBUTION CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	3,716.63	
01/04/02	COMPANY CONTRIBUTION CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	710.49	
01/04/02	COMPANY CONTRIBUTION CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	418.28	
01/04/02	COMPANY CONTRIBUTION CK#296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	8,215.83	
01/04/02	COMPANY CONTRIBUTION CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	613.71	
01/22/02	COMPANY CONTRIBUTION CK #296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	3,694.43	
01/22/02	COMPANY CONTRIBUTION CK #296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	721.46	
01/22/02	COMPANY CONTRIBUTION CK #296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	419.57	
01/22/02	COMPANY CONTRIBUTION CK #296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	8,281.25	
01/22/02	COMPANY CONTRIBUTION CK #296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	722.11	
02/04/02	COMPANY CONTRIBUTION CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	3,818.32	

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
02/04/02	COMPANY CONTRIBUTION CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	738.77	
02/04/02	COMPANY CONTRIBUTION CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	420.39	
02/04/02	COMPANY CONTRIBUTION CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	8,315.29	
02/04/02	COMPANY CONTRIBUTION CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	602.75	
02/15/02	COMPANY CONTRIBUTION CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	3,786.28	
02/15/02	COMPANY CONTRIBUTION CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	719.91	
02/15/02	COMPANY CONTRIBUTION CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	415.00	
02/15/02	COMPANY CONTRIBUTION CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	8,259.56	
02/15/02	COMPANY CONTRIBUTION CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	591.96	
03/04/02	COMPANY CONTRIBUTION CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	3,766.82	
03/04/02	COMPANY CONTRIBUTION CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	742.53	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
03/04/02	COMPANY CONTRIBUTION CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	416.07	
03/04/02	COMPANY CONTRIBUTION CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	7,924.86	
03/04/02	COMPANY CONTRIBUTION CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	621.39	
03/19/02	COMPANY CONTRIBUTION CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	3,713.56	
03/19/02	COMPANY CONTRIBUTION CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	731.89	
03/19/02	COMPANY CONTRIBUTION CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	419.15	
03/19/02	COMPANY CONTRIBUTION CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	7,850.61	
03/19/02	COMPANY CONTRIBUTION CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	600.23	
04/01/02	COMPANY CONTRIBUTION CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	3,808.06	
04/01/02	COMPANY CONTRIBUTION ADDITIONAL MATCH CONTRIBUTION 2001 CHECK #296382135 DTD 3/28/02	93,674.99	
04/01/02	COMPANY CONTRIBUTION CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	790.57	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
04/01/02	COMPANY CONTRIBUTION ADDITIONAL MATCH CONTRIBUTION 2001 CHECK #296382135 DTD 3/28/02	16,090.65	
04/01/02	COMPANY CONTRIBUTION CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	438.64	
04/01/02	COMPANY CONTRIBUTION ADDITIONAL MATCH CONTRIBUTION 2001 CHECK #296382135 DTD 3/28/02	9,390.09	
04/01/02	COMPANY CONTRIBUTION CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	8,054.27	
04/01/02	COMPANY CONTRIBUTION ADDITIONAL MATCH CONTRIBUTION 2001 CHECK #296382135 DTD 3/28/02	133,045.31	
04/01/02	COMPANY CONTRIBUTION CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	626.47	
04/01/02	COMPANY CONTRIBUTION ADDITIONAL MATCH CONTRIBUTION 2001 CHECK #296382135 DTD 3/28/02	14,619.20	
04/12/02	COMPANY CONTRIBUTION CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	3,785.03	
04/12/02	COMPANY CONTRIBUTION CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	672.45	
04/12/02	COMPANY CONTRIBUTION CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	421.40	
04/12/02	COMPANY CONTRIBUTION CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	7,787.49	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- COMPANY CONTRIBUTIONS (CONTINUED) --			
04/12/02	COMPANY CONTRIBUTION CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	607.50	
04/29/02	COMPANY CONTRIBUTION CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	3,965.57	
04/29/02	COMPANY CONTRIBUTION CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	690.87	
04/29/02	COMPANY CONTRIBUTION CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	418.89	
04/29/02	COMPANY CONTRIBUTION CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	8,493.22	
04/29/02	COMPANY CONTRIBUTION CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	652.89	
05/15/02	COMPANY CONTRIBUTION CK # 296382738 DTD 5/14/02 FOR YEAR ENDING 12/31/02	3,757.32	
05/15/02	COMPANY CONTRIBUTION CK # 296382738 DTD 5/14/02 FOR YEAR ENDING 12/31/02	692.28	
05/15/02	COMPANY CONTRIBUTION CK # 296382738 DTD 5/14/02 FOR YEAR ENDING 12/31/02	429.80	
05/15/02	COMPANY CONTRIBUTION CK # 296382738 DTD 5/14/02 FOR YEAR ENDING 12/31/02	8,197.16	
05/15/02	COMPANY CONTRIBUTION CK # 296382738 DTD 5/14/02 FOR YEAR ENDING 12/31/02	677.69	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
05/24/02	COMPANY CONTRIBUTION CK # 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	4,081.12	
05/24/02	COMPANY CONTRIBUTION CK # 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	771.28	
05/24/02	COMPANY CONTRIBUTION CK # 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	413.61	
05/24/02	COMPANY CONTRIBUTION CK # 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	8,616.07	
05/24/02	COMPANY CONTRIBUTION CK # 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	702.15	
06/07/02	COMPANY CONTRIBUTION CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	3,813.21	
06/07/02	COMPANY CONTRIBUTION CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	705.04	
06/07/02	COMPANY CONTRIBUTION CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	438.76	
06/07/02	COMPANY CONTRIBUTION CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	8,164.93	
06/07/02	COMPANY CONTRIBUTION CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	626.40	
06/21/02	COMPANY CONTRIBUTION CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	3,955.07	


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
06/21/02	COMPANY CONTRIBUTION CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	733.50	
06/21/02	COMPANY CONTRIBUTION CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	435.84	
06/21/02	COMPANY CONTRIBUTION CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	8,255.97	
06/21/02	COMPANY CONTRIBUTION CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	635.72	
07/05/02	COMPANY CONTRIBUTION CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	3,786.40	
07/05/02	COMPANY CONTRIBUTION CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	753.13	
07/05/02	COMPANY CONTRIBUTION CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	501.94	
07/05/02	COMPANY CONTRIBUTION CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	8,325.16	
07/05/02	COMPANY CONTRIBUTION CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	657.40	
07/19/02	COMPANY CONTRIBUTION CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	3,749.71	
07/19/02	COMPANY CONTRIBUTION CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	764.86	

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
07/19/02	COMPANY CONTRIBUTION CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	485.77	
07/19/02	COMPANY CONTRIBUTION CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	8,134.53	
07/19/02	COMPANY CONTRIBUTION CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	655.96	
08/02/02	COMPANY CONTRIBUTION CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	3,696.37	
08/02/02	COMPANY CONTRIBUTION CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	743.55	
08/02/02	COMPANY CONTRIBUTION CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	518.90	
08/02/02	COMPANY CONTRIBUTION CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	8,083.20	
08/02/02	COMPANY CONTRIBUTION CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	633.16	
08/16/02	COMPANY CONTRIBUTION CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	3,757.47	
08/16/02	COMPANY CONTRIBUTION CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	741.77	
08/16/02	COMPANY CONTRIBUTION CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	521.84	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
08/16/02	COMPANY CONTRIBUTION CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	8,137.97	
08/16/02	COMPANY CONTRIBUTION CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	634.59	
08/30/02	COMPANY CONTRIBUTION CK#616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	3,817.66	
08/30/02	COMPANY CONTRIBUTION CK#616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	785.66	
08/30/02	COMPANY CONTRIBUTION CK#616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	524.06	
08/30/02	COMPANY CONTRIBUTION CK#616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	8,146.78	
08/30/02	COMPANY CONTRIBUTION CK#616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	679.67	
09/16/02	COMPANY CONTRIBUTION CK3 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	3,595.47	
09/16/02	COMPANY CONTRIBUTION CK3 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	742.60	
09/16/02	COMPANY CONTRIBUTION CK3 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	535.32	
09/16/02	COMPANY CONTRIBUTION CK3 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	7,688.33	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
09/16/02	COMPANY CONTRIBUTION CK3 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	644.02	
09/30/02	COMPANY CONTRIBUTION CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	3,712.40	
09/30/02	COMPANY CONTRIBUTION CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	771.20	
09/30/02	COMPANY CONTRIBUTION CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	524.46	
09/30/02	COMPANY CONTRIBUTION CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	7,689.30	
09/30/02	COMPANY CONTRIBUTION CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	677.86	
10/16/02	COMPANY CONTRIBUTION CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	3,338.84	
10/16/02	COMPANY CONTRIBUTION CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	899.12	
10/16/02	COMPANY CONTRIBUTION CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	603.29	
10/16/02	COMPANY CONTRIBUTION CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	7,540.69	
10/16/02	COMPANY CONTRIBUTION CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	639.34	



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- COMPANY CONTRIBUTIONS (CONTINUED) --			
10/22/02	COMPANY CONTRIBUTION CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	7.79	
10/22/02	COMPANY CONTRIBUTION CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	24.68	
10/22/02	COMPANY CONTRIBUTION CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	9.98	
10/22/02	COMPANY CONTRIBUTION CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	47.95	
10/22/02	COMPANY CONTRIBUTION CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	5.51	
10/31/02	COMPANY CONTRIBUTION CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	3,560.21	
10/31/02	COMPANY CONTRIBUTION CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	931.84	
10/31/02	COMPANY CONTRIBUTION CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	605.23	
10/31/02	COMPANY CONTRIBUTION CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	7,851.31	
10/31/02	COMPANY CONTRIBUTION CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	678.23	
11/01/02	COMPANY CONTRIBUTION CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	8.08	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
11/01/02	COMPANY CONTRIBUTION CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	25.20	
11/01/02	COMPANY CONTRIBUTION CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	10.47	
11/01/02	COMPANY CONTRIBUTION CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	49.25	
11/01/02	COMPANY CONTRIBUTION CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	5.51	
11/08/02	COMPANY CONTRIBUTION CHECK # 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	3,380.26	
11/08/02	COMPANY CONTRIBUTION CHECK # 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	910.09	
11/08/02	COMPANY CONTRIBUTION CHECK # 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	619.24	
11/08/02	COMPANY CONTRIBUTION CHECK # 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	7,600.21	
11/08/02	COMPANY CONTRIBUTION CHECK # 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	644.79	
11/14/02	COMPANY CONTRIBUTION CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	8.15	
11/14/02	COMPANY CONTRIBUTION CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	24.86	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- COMPANY CONTRIBUTIONS (CONTINUED) --		
11/14/02	COMPANY CONTRIBUTION CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	9.88	
11/14/02	COMPANY CONTRIBUTION CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	73.40	
11/14/02	COMPANY CONTRIBUTION CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	5.51	
11/25/02	COMPANY CONTRIBUTION CHECK #217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	3,323.37	
11/25/02	COMPANY CONTRIBUTION CHECK #217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	912.95	
11/25/02	COMPANY CONTRIBUTION CHECK #217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	614.62	
11/25/02	COMPANY CONTRIBUTION CHECK #217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	7,375.74	
11/25/02	COMPANY CONTRIBUTION CHECK #217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	643.28	
12/09/02	COMPANY CONTRIBUTION CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	8.36	
12/09/02	COMPANY CONTRIBUTION CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	25.47	
12/09/02	COMPANY CONTRIBUTION CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	11.22	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- COMPANY CONTRIBUTIONS (CONTINUED) --			
12/09/02	COMPANY CONTRIBUTION CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	76.08	
12/09/02	COMPANY CONTRIBUTION CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	6.13	
12/12/02	COMPANY CONTRIBUTION CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	3,284.09	
12/12/02	COMPANY CONTRIBUTION CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	909.12	
12/12/02	COMPANY CONTRIBUTION CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	587.67	
12/12/02	COMPANY CONTRIBUTION CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	7,250.47	
12/12/02	COMPANY CONTRIBUTION CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	626.27	
12/16/02	COMPANY CONTRIBUTION CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	8.03	
12/16/02	COMPANY CONTRIBUTION CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	24.74	
12/16/02	COMPANY CONTRIBUTION CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	9.94	
12/16/02	COMPANY CONTRIBUTION CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	71.99	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- COMPANY CONTRIBUTIONS (CONTINUED) --			
12/16/02	COMPANY CONTRIBUTION CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	5.63	
12/23/02	COMPANY CONTRIBUTION CHECK #2174655811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	3,378.45	
12/23/02	COMPANY CONTRIBUTION CHECK #2174655811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	904.40	
12/23/02	COMPANY CONTRIBUTION CHECK #2174655811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	587.05	
12/23/02	COMPANY CONTRIBUTION CHECK #2174655811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	7,310.50	
12/23/02	COMPANY CONTRIBUTION CHECK #2174655811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	642.42	
-- TOTAL COMPANY CONTRIBUTIONS --		620,640.95 *	.00 *
-- EMPLOYEE CONTRIBUTIONS --			
01/04/02	EMPLOYEE CONTRIBUTIONS CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	22,174.50	
01/04/02	EMPLOYEE CONTRIBUTIONS CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	6,356.21	
01/04/02	EMPLOYEE CONTRIBUTIONS CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	2,661.24	
01/04/02	EMPLOYEE CONTRIBUTIONS CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	8,614.60	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
01/04/02	EMPLOYEE CONTRIBUTIONS CK# 296380788 DTD 1/3/02 FOR YEAR ENDING 12/31/01	4,182.50	
01/22/02	EMPLOYEE CONTRIBUTIONS CK# 296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	22,942.41	
01/22/02	EMPLOYEE CONTRIBUTIONS CK# 296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	6,607.04	
01/22/02	EMPLOYEE CONTRIBUTIONS CK# 296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	2,791.21	
01/22/02	EMPLOYEE CONTRIBUTIONS CK# 296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	8,818.83	
01/22/02	EMPLOYEE CONTRIBUTIONS CK# 296380982 DTD 1/17/02 FOR YEAR ENDING 12/31/02	4,263.50	
02/04/02	EMPLOYEE CONTRIBUTIONS CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	22,432.53	
02/04/02	EMPLOYEE CONTRIBUTIONS CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	6,679.07	
02/04/02	EMPLOYEE CONTRIBUTIONS CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	2,748.80	
02/04/02	EMPLOYEE CONTRIBUTIONS CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	8,769.04	
02/04/02	EMPLOYEE CONTRIBUTIONS CK #296381241 DTD 1/31/02 FOR YEAR ENDING 12/31/02	4,430.21	


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
02/15/02	EMPLOYEE CONTRIBUTIONS CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	22,657.78	
02/15/02	EMPLOYEE CONTRIBUTIONS CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	6,501.40	
02/15/02	EMPLOYEE CONTRIBUTIONS CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	2,671.91	
02/15/02	EMPLOYEE CONTRIBUTIONS CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	8,770.46	
02/15/02	EMPLOYEE CONTRIBUTIONS CK# 296381495 DTD 2/14/02 FOR YEAR ENDING 12/31/02	4,108.40	
03/04/02	EMPLOYEE CONTRIBUTIONS CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	21,959.77	
03/04/02	EMPLOYEE CONTRIBUTIONS CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	6,719.02	
03/04/02	EMPLOYEE CONTRIBUTIONS CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	2,677.10	
03/04/02	EMPLOYEE CONTRIBUTIONS CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	8,588.73	
03/04/02	EMPLOYEE CONTRIBUTIONS CK# 296381664 DTD 2/28/02 FOR YEAR ENDING 12/31/02	4,548.65	
03/19/02	EMPLOYEE CONTRIBUTIONS CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	21,829.36	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
03/19/02	EMPLOYEE CONTRIBUTIONS CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	6,484.37	
03/19/02	EMPLOYEE CONTRIBUTIONS CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	2,670.62	
03/19/02	EMPLOYEE CONTRIBUTIONS CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	8,347.74	
03/19/02	EMPLOYEE CONTRIBUTIONS CK#296381922 DTD 3/18/02 FOR YEAR ENDING 12/31/02	4,075.30	
04/01/02	EMPLOYEE CONTRIBUTIONS CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	22,629.09	
04/01/02	EMPLOYEE CONTRIBUTIONS CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	7,298.28	
04/01/02	EMPLOYEE CONTRIBUTIONS CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	3,131.78	
04/01/02	EMPLOYEE CONTRIBUTIONS CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	9,164.47	
04/01/02	EMPLOYEE CONTRIBUTIONS CK #296382136 DTD 3/28/02 FOR YEAR ENDING 12/31/02	5,229.50	
04/12/02	EMPLOYEE CONTRIBUTIONS CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	23,807.30	
04/12/02	EMPLOYEE CONTRIBUTIONS CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	5,782.97	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --			
04/12/02	EMPLOYEE CONTRIBUTIONS CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	3,291.61	
04/12/02	EMPLOYEE CONTRIBUTIONS CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	8,338.50	
04/12/02	EMPLOYEE CONTRIBUTIONS CK# 296382278 DTD 4/11/02 FOR YEAR ENDING 12/31/02	4,297.87	
04/29/02	EMPLOYEE CONTRIBUTIONS CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	26,186.92	
04/29/02	EMPLOYEE CONTRIBUTIONS CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	6,146.92	
04/29/02	EMPLOYEE CONTRIBUTIONS CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	3,287.32	
04/29/02	EMPLOYEE CONTRIBUTIONS CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	8,753.96	
04/29/02	EMPLOYEE CONTRIBUTIONS CK# 296382514 DTD 4/25/02 FOR YEAR ENDING 12/31/02	4,930.03	
05/15/02	EMPLOYEE CONTRIBUTIONS CK# 296382738 DTD 5/14/02 FOR YEARS ENDING 12/31/02	24,527.38	
05/15/02	EMPLOYEE CONTRIBUTIONS CK# 296382738 DTD 5/14/02 FOR YEARS ENDING 12/31/02	5,784.23	
05/15/02	EMPLOYEE CONTRIBUTIONS CK# 296382738 DTD 5/14/02 FOR YEARS ENDING 12/31/02	3,729.91	

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
05/15/02	EMPLOYEE CONTRIBUTIONS CK# 296382738 DTD 5/14/02 FOR YEARS ENDING 12/31/02	8,643.15	
05/15/02	EMPLOYEE CONTRIBUTIONS CK# 296382738 DTD 5/14/02 FOR YEARS ENDING 12/31/02	4,712.27	
05/24/02	EMPLOYEE CONTRIBUTIONS CK# 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	25,550.82	
05/24/02	EMPLOYEE CONTRIBUTIONS CK# 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	6,174.87	
05/24/02	EMPLOYEE CONTRIBUTIONS CK# 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	3,647.19	
05/24/02	EMPLOYEE CONTRIBUTIONS CK# 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	8,934.44	
05/24/02	EMPLOYEE CONTRIBUTIONS CK# 296382936 DTD 5/23/02 FOR YEAR ENDING 12/31/02	5,436.51	
06/07/02	EMPLOYEE CONTRIBUTIONS CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	24,263.18	
06/07/02	EMPLOYEE CONTRIBUTIONS CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	5,861.07	
06/07/02	EMPLOYEE CONTRIBUTIONS CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	3,725.67	
06/07/02	EMPLOYEE CONTRIBUTIONS CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	8,399.08	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
06/07/02	EMPLOYEE CONTRIBUTIONS CK#616223097 DTD 6/6/02 FOR YEAR ENDING 12/31/02	4,742.62	
06/21/02	EMPLOYEE CONTRIBUTIONS CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	26,008.80	
06/21/02	EMPLOYEE CONTRIBUTIONS CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	6,071.09	
06/21/02	EMPLOYEE CONTRIBUTIONS CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	3,731.12	
06/21/02	EMPLOYEE CONTRIBUTIONS CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	8,145.29	
06/21/02	EMPLOYEE CONTRIBUTIONS CK#616223326 DTD 6/20/02 FOR YEAR ENDING 12/31/02	5,132.07	
07/05/02	EMPLOYEE CONTRIBUTIONS CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	22,978.06	
07/05/02	EMPLOYEE CONTRIBUTIONS CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	6,382.27	
07/05/02	EMPLOYEE CONTRIBUTIONS CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	4,088.97	
07/05/02	EMPLOYEE CONTRIBUTIONS CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	8,647.18	
07/05/02	EMPLOYEE CONTRIBUTIONS CK#616223463 DTD 7/3/02 FOR YEAR ENDING 12/31/02	4,696.23	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
07/19/02	EMPLOYEE CONTRIBUTIONS CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	22,420.54	
07/19/02	EMPLOYEE CONTRIBUTIONS CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	6,687.77	
07/19/02	EMPLOYEE CONTRIBUTIONS CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	3,979.19	
07/19/02	EMPLOYEE CONTRIBUTIONS CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	8,096.44	
07/19/02	EMPLOYEE CONTRIBUTIONS CK #616223695 DTD 7/17/02 FOR YEAR ENDING 12/31/02	5,304.41	
08/02/02	EMPLOYEE CONTRIBUTIONS CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	22,162.37	
08/02/02	EMPLOYEE CONTRIBUTIONS CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	6,255.51	
08/02/02	EMPLOYEE CONTRIBUTIONS CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	3,789.82	
08/02/02	EMPLOYEE CONTRIBUTIONS CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	7,438.69	
08/02/02	EMPLOYEE CONTRIBUTIONS CK #616223930 DTD 8/1/02 FOR YEAR ENDING 12/31/02	4,599.53	
08/16/02	EMPLOYEE CONTRIBUTIONS CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	22,470.47	


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
08/16/02	EMPLOYEE CONTRIBUTIONS CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	6,211.21	
08/16/02	EMPLOYEE CONTRIBUTIONS CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	3,824.57	
08/16/02	EMPLOYEE CONTRIBUTIONS CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	7,892.29	
08/16/02	EMPLOYEE CONTRIBUTIONS CK #616224114 DTD 8/15/02 RECD FOR YEAR ENDING 12/31/02	4,592.22	
08/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	23,026.89	
08/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	6,925.53	
08/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	3,835.36	
08/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	7,391.30	
08/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224387 DTD 8/29/02 FOR YEAR ENDING 12/31/02	5,556.22	
09/16/02	EMPLOYEE CONTRIBUTIONS CK# 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	21,605.72	
09/16/02	EMPLOYEE CONTRIBUTIONS CK# 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	6,370.12	





UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
09/16/02	EMPLOYEE CONTRIBUTIONS CK# 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	3,894.38	
09/16/02	EMPLOYEE CONTRIBUTIONS CK# 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	6,864.14	
09/16/02	EMPLOYEE CONTRIBUTIONS CK# 616224573 DTD 9/12/02 FOR YEAR ENDING 12/31/02	4,606.74	
09/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	22,345.26	
09/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	6,870.18	
09/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	3,832.07	
09/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	7,145.89	
09/30/02	EMPLOYEE CONTRIBUTIONS CK# 616224836 DTD 9-26-02 FOR YEAR ENDING 12/31/02	5,580.42	
10/03/02	EMPLOYEE CONTRIBUTIONS CK# 616224886 DTD 9/30/02 FOR YEAR ENDING 12/31/02	125.95	
10/03/02	EMPLOYEE CONTRIBUTIONS CK# 616224886 DTD 9/30/02 FOR YEAR ENDING 12/31/02	91.56	
10/03/02	EMPLOYEE CONTRIBUTIONS CK# 616224886 DTD 9/30/02 FOR YEAR ENDING 12/31/02	33.40	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
10/03/02	EMPLOYEE CONTRIBUTIONS CK# 616224886 DTD 9/30/02 FOR YEAR ENDING 12/31/02	8.30	
10/03/02	EMPLOYEE CONTRIBUTIONS CK# 616224886 DTD 9/30/02 FOR YEAR ENDING 12/31/02	21.29	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225175 DATED 10/10/02 FOR YEAR ENDING 12/31/02	139.04	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	19,332.37	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	7,821.85	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	4,603.46	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	6,802.97	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225175 DATED 10/10/02 FOR YEAR ENDING 12/31/02	15.46	
10/16/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225174 DATED 10/10/02 FOR YEAR ENDING 12/31/02	4,217.71	
10/22/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	137.17	
10/22/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	105.49	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
10/22/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	45.25	
10/22/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	16.22	
10/22/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225331 DATED 10/18/02 FOR YEAR ENDING 12/31/02	38.75	
10/31/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	20,712.52	
10/31/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	8,349.44	
10/31/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	4,636.69	
10/31/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	7,259.46	
10/31/02	EMPLOYEE CONTRIBUTIONS CHECK # 616225448 DATED 10/24/02 FOR YEAR ENDING 12/31/02	4,798.23	
11/01/02	EMPLOYEE CONTRIBUTIONS CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	140.26	
11/01/02	EMPLOYEE CONTRIBUTIONS CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	109.29	
11/01/02	EMPLOYEE CONTRIBUTIONS CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	48.00	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
11/01/02	EMPLOYEE CONTRIBUTIONS CK #616225580 DTD 10/28/02 FOR YEAR ENDING 12/31/02	15.99	
11/01/02	EMPLOYEE CONTRIBUTIONS CK #616225580 DTD 10/18/02 FOR YEAR ENDING 12/31/02	41.70	
11/08/02	EMPLOYEE CONTRIBUTIONS CHECK# 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	20,054.57	
11/08/02	EMPLOYEE CONTRIBUTIONS CHECK# 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	8,287.02	
11/08/02	EMPLOYEE CONTRIBUTIONS CHECK# 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	4,831.10	
11/08/02	EMPLOYEE CONTRIBUTIONS CHECK# 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	7,121.03	
11/08/02	EMPLOYEE CONTRIBUTIONS CHECK# 616225690 DATED 11/7/02 FOR YEAR ENDING 12/31/02	4,353.81	
11/14/02	EMPLOYEE CONTRIBUTIONS CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	140.05	
11/14/02	EMPLOYEE CONTRIBUTIONS CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	106.99	
11/14/02	EMPLOYEE CONTRIBUTIONS CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	44.00	
11/14/02	EMPLOYEE CONTRIBUTIONS CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	15.96	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --			
11/14/02	EMPLOYEE CONTRIBUTIONS CHECK #616225807 DATED 11/12/02 FOR YEAR ENDING 12/31/02	38.91	
11/25/02	EMPLOYEE CONTRIBUTIONS CHECK # 217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	20,697.42	
11/25/02	EMPLOYEE CONTRIBUTIONS CHECK # 217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	8,340.36	
11/25/02	EMPLOYEE CONTRIBUTIONS CHECK # 217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	4,800.81	
11/25/02	EMPLOYEE CONTRIBUTIONS CHECK # 217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	7,686.44	
11/25/02	EMPLOYEE CONTRIBUTIONS CHECK # 217465015 DATED 11/21/02 FOR YEAR ENDING 12/31/02	4,475.66	
12/09/02	EMPLOYEE CONTRIBUTIONS CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	147.31	
12/09/02	EMPLOYEE CONTRIBUTIONS CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	114.38	
12/09/02	EMPLOYEE CONTRIBUTIONS CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	45.92	
12/09/02	EMPLOYEE CONTRIBUTIONS CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	15.49	
12/09/02	EMPLOYEE CONTRIBUTIONS CHECK #217465267, DATED 12/5/02 FOR YEAR ENDING 12/31/02	42.53	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
12/12/02	EMPLOYEE CONTRIBUTIONS CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	20,822.19	
12/12/02	EMPLOYEE CONTRIBUTIONS CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	8,053.69	
12/12/02	EMPLOYEE CONTRIBUTIONS CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	5,403.69	
12/12/02	EMPLOYEE CONTRIBUTIONS CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	7,427.66	
12/12/02	EMPLOYEE CONTRIBUTIONS CHECK #217465274 DATED 12/5/02 FOR YEAR ENDING 12/31/02	4,181.26	
12/16/02	EMPLOYEE CONTRIBUTIONS CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	136.14	
12/16/02	EMPLOYEE CONTRIBUTIONS CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	104.20	
12/16/02	EMPLOYEE CONTRIBUTIONS CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	36.79	
12/16/02	EMPLOYEE CONTRIBUTIONS CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	15.76	
12/16/02	EMPLOYEE CONTRIBUTIONS CK #217465456 DTD 12/12/02 FOR YEAR ENDING 12/31/02	38.37	
12/23/02	EMPLOYEE CONTRIBUTIONS CHECK #217465811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	21,083.02	

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- EMPLOYEE CONTRIBUTIONS (CONTINUED) --		
12/23/02	EMPLOYEE CONTRIBUTIONS CHECK #217465811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	7,679.06	
12/23/02	EMPLOYEE CONTRIBUTIONS CHECK #217465811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	5,319.35	
12/23/02	EMPLOYEE CONTRIBUTIONS CHECK #217465811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	7,406.00	
12/23/02	EMPLOYEE CONTRIBUTIONS CHECK #217465811 DATED 12/18/02 FOR YEAR ENDING 12/31/02	4,322.54	
	-- TOTAL EMPLOYEE CONTRIBUTIONS --	1,194,004.84 *	.00 *
	-- ROLLOVER CONTRIBUTIONS - CASH --		
01/02/02	ROLLOVER CONTRIBUTION CHECK NO. 1002922581 DTD 12/12/01 FROM FLEET NATIONAL BANK FBO BRUCE JALA	4,496.10	
01/14/02	ROLLOVER CONTRIBUTION CK# 100315 DATED 12/4/01 FROM VALLEY NATIONAL BANK FBO MYRIAM M. SANCHEZ	48.52	
01/14/02	ROLLOVER CONTRIBUTION CK# 100315 DATED 12/4/01 FROM VALLEY NATIONAL BANK FBO MYRIAM M. SANCHEZ	48.52	
01/14/02	ROLLOVER CONTRIBUTION CK# 100315 DATED 12/4/01 FROM VALLEY NATIONAL BANK FBO MYRIAM M. SANCHEZ	24.27	
01/14/02	ROLLOVER CONTRIBUTION CK# 100315 DATED 12/4/01 FROM VALLEY NATIONAL BANK FBO MYRIAM M. SANCHEZ	97.05	

CONTRIBUTIONS (CONTINUED)

-- ROLLOVER CONTRIBUTIONS - CASH (CONTINUED) --

DATE	DESCRIPTION	CASH	BOOK VALUE
01/14/02	ROLLOVER CONTRIBUTION CK# 100315 DATED 12/4/01 FROM VALLEY NATIONAL BANK FBO MYRIAM M. SANCHEZ	24.27	
01/31/02	ROLLOVER CONTRIBUTION CK# 25082323 DATED 1/22/02 FROM PROVIDENT MUTUAL FBO ROBYN L.ROODHOF	1,164.80	
01/31/02	ROLLOVER CONTRIBUTION CK#006361379 DATED 1/22/02 FROM STATE STREET BANK & TRUST COMPANY FBO SABINE A. SENATUS	1,193.00	
01/31/02	ROLLOVER CONTRIBUTION CK# 25082323 DATED 1/22/02 FROM PROVIDENT MUTUAL FBO ROBYN L.ROODHOF	232.96	
01/31/02	ROLLOVER CONTRIBUTION CK# 25082323 DATED 1/22/02 FROM PROVIDENT MUTUAL FBO ROBYN L.ROODHOF	465.92	
01/31/02	ROLLOVER CONTRIBUTION CK# 25082323 DATED 1/22/02 FROM PROVIDENT MUTUAL FBO ROBYN L.ROODHOF	465.92	
01/31/02	ROLLOVER CONTRIBUTION CK#006361379 DATED 1/22/02 FROM STATE STREET BANK & TRUST COMPANY FBO SABINE A. SENATUS	298.26	
03/29/02	ROLLOVER CONTRIBUTION CK# 1003015617 DTD 3/5/02 FROM FLEET BANK FBO MARY R LEMBECK AS DIRECTED	69,163.18	
04/24/02	ROLLOVER CONTRIBUTION CHECK #00007991 DATED 4/18/02 FROM PENTEGRA SERVICES,INC FBO LYNN E YATES	7,910.98	
04/24/02	ROLLOVER CONTRIBUTION CHECK #00007991 DATED 4/18/02 FROM PENTEGRA SERVICES,INC FBO LYNN E YATES	2,260.28	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

CONTRIBUTIONS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- ROLLOVER CONTRIBUTIONS - CASH (CONTINUED) --		
04/24/02	ROLLOVER CONTRIBUTION CHECK #00007991 DATED 4/18/02 FROM PENTEGRA SERVICES,INC FBO LYNN E YATES	1,130.14	
08/09/02	ROLLOVER CONTRIBUTION F/B/O LISA K. SPILLETTI FROM INVESCO RETIREMENT CHECK #0000018256, DATED 7/31/02	12,811.52	
12/16/02	ROLLOVER CONTRIBUTION FBO LEONARD S. GLEASON AS AUTHORIZED	9,540.03	
	-- TOTAL ROLLOVER CONTRIBUTIONS - CASH --	111,375.72 *	.00 *
	-- TOTAL CONTRIBUTIONS --	1,926,021.51 *	.00 *


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS

DATE	DESCRIPTION	CASH	BOOK VALUE
-- CASH DEPOSITS --			
03/21/02	TRANSFER FROM A/C 62-0093-00 UTB P/S & 401K - MAIN - ALLOCATION OF FORFIETURES FOR 12/31/01 PLAN YEAR	27,999.66	
03/22/02	RECD FROM A/C 62-0093-06 UNITED TRUST P/S & 401K - GLOBAL PARTICI-PANT INTERFUND TRANSFERS AS AUTH	3,227.22	
03/22/02	RECD FROM A/C 62-0093-03 UNITED TRUST P/S 401K - FIXED PARTICIPANT INTRFUND TRANSFERS AS AUTHORIZED	'266.46	
03/22/02	RECD FROM A/C 62-0093-02 UNITED TRUST P/S 401K - EQUITY PARTICIPANT INTERFUND TRANSFERS AS AUTHORIZED	14,972.84	
11/15/02	RECEIVED FROM A/C #62-0093-02 ACCRUED DISTRIBUTION TRANSFER 6/30/02 COMPLETION DATE 8/14/02	116.60	
11/15/02	RECEIVED FROM A/C #62-0093-04 & 62-0093-03-4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES	29,007.20	
11/15/02	RECEIVED FROM A/C #62-0093-06 4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 5/30/02	21,377.09	
11/15/02	RECEIVED FROM A/C #62-0093-05 7/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 9/5/02	10,173.81	
11/15/02	RECEIVED FROM A/C #62-0093-05 4/1/02 INVESTMENT ELEC TRANSFERS BASED ON 3/31/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 5/30/02	8,271.97	
11/15/02	RECEIVED FROM A/C #62009302 ER CONTRIBUTION ADJ 6/30/02 COMPLETION DATE 8/14/02	.02	





UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- CASH DEPOSITS (CONTINUED) --		
11/15/02	RECEIVED FROM A/C #62-0093-02 7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 8/28/02	27,831.05	
11/15/02	RECEIVED FROM A/C #62-0093-05 7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 9/5/02	34,135.52	
11/15/02	RECEIVED FROM A/C #62-0093-05 4/1/02 INVESTMENT ELEC TRANSFERS BASED ON 3/31/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 5/30/02	4,488.06	
11/15/02	RECEIVED FROM A/C #62-0093-02 7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 8/28/02	44,517.83	
11/15/02	RECEIVED FROM A/C #62-0093-05 7/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 9/5/02	23,980.67	
11/15/02	RECEIVED FROM A/C #62-0093-03 4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES-COMPLETION DATE 5/24/02	18,520.21	
11/15/02	RECEIVED FROM A/C #62-0093-02 & 62-0093-06-7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 8/28/02	31,252.46	
11/15/02	RECEIVED FROM A/C #62-0093-03 4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES COMPLETION DATE 5/24/02	731.96	

UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DEPOSITS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- CASH DEPOSITS (CONTINUED) --			
11/15/02	RECEIVED FROM A/C #62-0093-06 4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES ADDITONAL ENTRIES-COMPLETION DATE 5/30/02	7,959.70	
12/06/02	TRANSFER AS OF 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES AS AUTHORIZED	9,891.97	
12/06/02	TRANSFER AS OF 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES AS AUTHORIZED	450.15	
12/06/02	TRANSFER AS OF 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES AS AUTHORIZED	44,234.47	
12/23/02	RECEIVED FROM A/C #62-0093-05 FINAL 10/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 9/30/02 ENDING VALUES	1,990.06	
12/23/02	RECEIVED FROM A/C #62-0093-05 FINAL 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES	23,529.02	
12/23/02	RECEIVED FROM A/C #62-0093-05 FINAL 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES	6,918.17	
12/23/02	RECEIVED FROM A/C #62-0093-05 FINAL 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES	1,268.06	
-- TOTAL DEPOSITS --		397,112.23 *	.00 *


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET INTEREST INCOME --		
	BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP		
04/01/02	INTEREST ON 50,000 PV	1,461.46	
10/01/02	INTEREST ON 50,000 PV	1,437.50	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 50,000 PAR VALUE	654.86	
	CONSOLIDATED EDISON OF NEW YORK DTD 05/03/00 8.125% DUE 05/01/2010		
05/01/02	INTEREST ON 50,000 PV	2,031.25	
11/01/02	INTEREST ON 50,000 PV	2,031.25	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 50,000 PAR VALUE	586.81	
	CORESTATES CAPITAL CORP DTD 10/19/93 5.875% DUE 10/15/2003		
04/15/02	INTEREST ON 50,000 PV	1,468.75	
10/15/02	INTEREST ON 50,000 PV	1,468.75	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 50,000 PAR VALUE	554.86	
	GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011		
03/04/02	INTEREST ON 50,000 PV	1,812.50	
09/03/02	INTEREST ON 50,000 PV	1,812.50	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 50,000 PAR VALUE	1,117.71	
	MERCANTILE BANK ST LOUIS NA DTD 01/25/94 6.375% DUE 01/15/2004		
01/15/02	INTEREST ON 100,000 PV	3,187.50	
07/15/02	INTEREST ON 100,000 PV	3,187.50	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 100,000 PAR VALUE	2,797.92	
	ORANGE & ROCKLAND UTILITIES DTD 06/16/00 7.50% DUE 06/15/10		
06/17/02	INTEREST ON 100,000 PV	3,750.00	
12/16/02	INTEREST ON 100,000 PV	3,750.00	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 100,000 PAR VALUE	166.67	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET INTEREST INCOME (CONTINUED) --		
	US CELLULAR CORP DTD 08/21/97 7.25% DUE 08/15/07 CALLABLE ON 08/15/04 @ PAR		
02/15/02	INTEREST ON 200,000 PV	7,250.00	
08/15/02	INTEREST ON 200,000 PV	7,250.00	
12/23/02	ACCRUED INTEREST RECEIVED ON SALE OF 200,000 PAR VALUE	5,155.56	
	-- TOTAL NET INTEREST INCOME --	52,933.35 *	.00 *
	-- NET DIVIDEND INCOME --		
	AT&T CORP		
11/01/02	DIVD ON 1,632 SHS @ .0375 PER SH	61.20	
11/01/02	DIVD ON 5,083 SHS @ .0375 PER SH	190.61	
	AMERICAN INTL GROUP INC		
03/15/02	DIVD ON 600 SHS @ .042 PER SH	25.20	
03/15/02	DIVD ON 2,600 SHS @ .042 PER SH	109.20	
06/14/02	DIVD ON 400 SHS @ .042 PER SH	16.80	
06/14/02	DIVD ON 2,600 SHS @ .042 PER SH	109.20	
09/20/02	DIVD ON 327 SHS @ .047 PER SH	15.37	
09/20/02	DIVD ON 981 SHS @ .047 PER SH	46.11	
12/20/02	DIVD ON 327 SHS @ .047 PER SH	15.37	
12/20/02	DIVD ON 981 SHS @ .047 PER SH	46.11	
	APACHE CORP		
02/22/02	DIVD ON 500 SHS @ .10 PER SH	50.00	
05/22/02	DIVD ON 500 SHS @ .10 PER SH	50.00	
08/22/02	DIVD ON 227 SHS @ .10 PER SH	22.70	
08/22/02	DIVD ON 700 SHS @ .10 PER SH	70.00	
	APPLIED BIOSYSTEMS		
10/01/02	DIVD ON 546 SHS @ .0425 PER SH	23.21	
10/01/02	DIVD ON 1,699 SHS @ .0425 PER SH	72.21	
	ARCHER-DANIELS MIDLAND CO.		
12/12/02	DIVD ON 715 SHS @ .06 PER SH	42.90	
12/12/02	DIVD ON 2,278 SHS @ .06 PER SH	136.68	
	AVON PRODS INC		
03/01/02	DIVD ON 600 SHS @ .20 PER SH	120.00	
03/01/02	DIVD ON 2,000 SHS @ .20 PER SH	400.00	
06/03/02	DIVD ON 600 SHS @ .20 PER SH	120.00	
06/03/02	DIVD ON 2,000 SHS @ .20 PER SH	400.00	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
09/03/02	DIVD ON 438 SHS @ .20 PER SH	87.60	
09/03/02	DIVD ON 1,313 SHS @ .20 PER SH	262.60	
12/02/02	DIVD ON 438 SHS @ .20 PER SH	87.60	
12/02/02	DIVD ON 1,313 SHS @ .20 PER SH	262.60	
	BP AMOCO PLC		
03/19/02	DIVD ON 200 SHS @ .3833 PER SH	76.66	
03/19/02	DIVD ON 500 SHS @ .3833 PER SH	191.65	
06/11/02	DIVD ON 400 SHS @ .38333 PER SH	153.33	
06/11/02	DIVD ON 700 SHS @ .38333 PER SH	268.33	
09/09/02	DIVD ON 560 SHS @ .40 PER SH	224.00	
09/09/02	DIVD ON 1,678 SHS @ .40 PER SH	671.20	
12/10/02	DIVD ON 560 SHS @ .40 PER SH	224.00	
12/10/02	DIVD ON 1,678 SHS @ .40 PER SH	671.20	
	BAKER HUGHES INC		
08/23/02	DIVD ON 552 SHS @ .115 PER SH	63.48	
08/23/02	DIVD ON 1,653 SHS @ .115 PER SH	190.10	
11/22/02	DIVD ON 552 SHS @ .115 PER SH	63.48	
11/22/02	DIVD ON 1,653 SHS @ .115 PER SH	190.10	
	BANK OF AMERICA CORPORATION		
03/22/02	DIVD ON 200 SHS @ .60 PER SH	120.00	
06/28/02	DIVD ON 300 SHS @ .60 PER SH	180.00	
06/28/02	DIVD ON 900 SHS @ .60 PER SH	540.00	
09/27/02	DIVD ON 354 SHS @ .60 PER SH	212.40	
09/27/02	DIVD ON 1,059 SHS @ .60 PER SH	635.40	
12/27/02	DIVD ON 354 SHS @ .64 PER SH	226.56	
12/27/02	DIVD ON 1,059 SHS @ .64 PER SH	677.76	
	BOEING CO.		
09/06/02	DIVD ON 248 SHS @ .17 PER SH	42.16	
09/06/02	DIVD ON 746 SHS @ .17 PER SH	126.82	
12/06/02	DIVD ON 671 SHS @ .17 PER SH	114.07	
12/06/02	DIVD ON 2,137 SHS @ .17 PER SH	363.29	
	CARDINAL HEALTH INC		
01/15/02	DIVD ON 300 SHS @ .025 PER SH	7.50	
01/15/02	DIVD ON 1,000 SHS @ .025 PER SH	25.00	
04/15/02	DIVD ON 700 SHS @ .025 PER SH	17.50	
04/15/02	DIVD ON 1,500 SHS @ .025 PER SH	37.50	
07/15/02	DIVD ON 385 SHS @ .025 PER SH	9.63	
07/15/02	DIVD ON 1,154 SHS @ .025 PER SH	28.85	
10/15/02	DIVD ON 385 SHS @ .025 PER SH	9.63	
10/15/02	DIVD ON 1,154 SHS @ .025 PER SH	28.85	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
	CHEVRON TEXACO CORP COMM		
03/11/02	DIVD ON 500 SHS @ .70 PER SH	350.00	
03/11/02	DIVD ON 1,000 SHS @ .70 PER SH	700.00	
06/10/02	DIVD ON 1,000 SHS @ .70 PER SH	700.00	
	CITIGROUP INC		
02/22/02	DIVD ON 1,100 SHS @ .16 PER SH	176.00	
02/22/02	DIVD ON 4,500 SHS @ .16 PER SH	720.00	
05/24/02	DIVD ON 1,300 SHS @ .18 PER SH	234.00	
05/24/02	DIVD ON 4,500 SHS @ .18 PER SH	810.00	
08/23/02	DIVD ON 1,201 SHS @ .18 PER SH	216.18	
08/23/02	DIVD ON 3,597 SHS @ .18 PER SH	647.46	
11/22/02	DIVD ON 1,201 SHS @ .18 PER SH	216.18	
11/22/02	DIVD ON 3,597 SHS @ .18 PER SH	647.46	
	COLGATE PALMOLIVE CO		
11/15/02	DIVD ON 275 SHS @ .18 PER SH	49.50	
11/15/02	DIVD ON 860 SHS @ .18 PER SH	154.80	
	DANAHER CORP.		
07/31/02	DIVD ON 248 SHS @ .02 PER SH	4.96	
07/31/02	DIVD ON 741 SHS @ .02 PER SH	14.82	
10/31/02	DIVD ON 248 SHS @ .025 PER SH	6.20	
10/31/02	DIVD ON 741 SHS @ .025 PER SH	18.53	
	DU PONT E I DE NEMOURS & CO		
03/14/02	DIVD ON 700 SHS @ .35 PER SH	245.00	
03/14/02	DIVD ON 1,900 SHS @ .35 PER SH	665.00	
06/12/02	DIVD ON 700 SHS @ .35 PER SH	245.00	
06/12/02	DIVD ON 1,900 SHS @ .35 PER SH	665.00	
09/12/02	DIVD ON 648 SHS @ .35 PER SH	226.80	
09/12/02	DIVD ON 1,900 SHS @ .35 PER SH	665.00	
12/16/02	DIVD ON 648 SHS @ .35 PER SH	226.80	
12/16/02	DIVD ON 1,900 SHS @ .35 PER SH	665.00	
	ELECTRONIC DATA SYSTEMS CORP NEW		
03/11/02	DIVD ON 300 SHS @ .15 PER SH	45.00	
03/11/02	DIVD ON 1,000 SHS @ .15 PER SH	150.00	
06/10/02	DIVD ON 300 SHS @ .15 PER SH	45.00	
06/10/02	DIVD ON 1,000 SHS @ .15 PER SH	150.00	
	FREDDIE MAC		
03/29/02	DIVD ON 700 SHS @ .22 PER SH	154.00	
03/29/02	DIVD ON 1,200 SHS @ .22 PER SH	264.00	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- NET DIVIDEND INCOME (CONTINUED) --			
	GENERAL DYNAMICS		
02/08/02	DIVD ON 500 SHS @ .28 PER SH	140.00	
05/10/02	DIVD ON 500 SHS @ .30 PER SH	150.00	
08/02/02	DIVD ON 173 SHS @ .30 PER SH	51.90	
08/02/02	DIVD ON 521 SHS @ .30 PER SH	156.30	
11/15/02	DIVD ON 173 SHS @ .30 PER SH	51.90	
11/15/02	DIVD ON 521 SHS @ .30 PER SH	156.30	
	GENERAL ELEC CO		
01/25/02	DIVD ON 2,500 SHS @ .18 PER SH	450.00	
01/25/02	DIVD ON 4,500 SHS @ .18 PER SH	810.00	
04/30/02	DIVD ON 2,500 SHS @ .18 PER SH	450.00	
04/30/02	DIVD ON 4,500 SHS @ .18 PER SH	810.00	
07/25/02	DIVD ON 517 SHS @ .18 PER SH	93.06	
07/25/02	DIVD ON 1,549 SHS @ .18 PER SH	278.82	
	HOME DEPOT INC		
03/28/02	DIVD ON 1,200 SHS @ .05 PER SH	60.00	
03/28/02	DIVD ON 3,000 SHS @ .05 PER SH	150.00	
06/27/02	DIVD ON 1,000 SHS @ .05 PER SH	50.00	
06/27/02	DIVD ON 2,200 SHS @ .05 PER SH	110.00	
09/19/02	DIVD ON 527 SHS @ .05 PER SH	26.35	
09/19/02	DIVD ON 1,578 SHS @ .05 PER SH	78.90	
	HOUSEHOLD INTNL INC		
01/15/02	DIVD ON 500 SHS @ .22 PER SH	110.00	
01/15/02	DIVD ON 600 SHS @ .22 PER SH	132.00	
04/15/02	DIVD ON 500 SHS @ .22 PER SH	110.00	
04/15/02	DIVD ON 600 SHS @ .22 PER SH	132.00	
07/15/02	DIVD ON 575 SHS @ .25 PER SH	143.75	
07/15/02	DIVD ON 1,720 SHS @ .25 PER SH	430.00	
10/15/02	DIVD ON 575 SHS @ .25 PER SH	143.75	
10/15/02	DIVD ON 1,720 SHS @ .25 PER SH	430.00	
	ILLINOIS TOOL WORKS		
07/19/02	DIVD ON 290 SHS @ .22 PER SH	63.80	
07/19/02	DIVD ON 868 SHS @ .22 PER SH	190.96	
10/18/02	DIVD ON 290 SHS @ .23 PER SH	66.70	
10/18/02	DIVD ON 868 SHS @ .23 PER SH	199.64	
	INTEL CORP		
06/03/02	DIVD ON 300 SHS @ .02 PER SH	6.00	
09/03/02	DIVD ON 860 SHS @ .02 PER SH	17.20	
09/03/02	DIVD ON 2,575 SHS @ .02 PER SH	51.50	
12/02/02	DIVD ON 860 SHS @ .02 PER SH	17.20	
12/02/02	DIVD ON 2,575 SHS @ .02 PER SH	51.50	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- NET DIVIDEND INCOME (CONTINUED) --			
	IBM		
03/11/02	DIVD ON 400 SHS @ .14 PER SH	56.00	
03/11/02	DIVD ON 1,000 SHS @ .14 PER SH	140.00	
06/10/02	DIVD ON 400 SHS @ .15 PER SH	60.00	
06/10/02	DIVD ON 1,000 SHS @ .15 PER SH	150.00	
09/10/02	DIVD ON 359 SHS @ .15 PER SH	53.85	
09/10/02	DIVD ON 1,078 SHS @ .15 PER SH	161.70	
12/10/02	DIVD ON 359 SHS @ .15 PER SH	53.85	
12/10/02	DIVD ON 1,078 SHS @ .15 PER SH	161.70	
	INTERNATIONAL PAPER CO		
03/15/02	DIVD ON 600 SHS @ .25 PER SH	150.00	
03/15/02	DIVD ON 2,000 SHS @ .25 PER SH	500.00	
06/14/02	DIVD ON 600 SHS @ .25 PER SH	150.00	
06/14/02	DIVD ON 2,000 SHS @ .25 PER SH	500.00	
09/16/02	DIVD ON 657 SHS @ .25 PER SH	164.25	
09/16/02	DIVD ON 2,000 SHS @ .25 PER SH	500.00	
12/16/02	DIVD ON 657 SHS @ .25 PER SH	164.25	
12/16/02	DIVD ON 2,000 SHS @ .25 PER SH	500.00	
	J P MORGAN CHASE & CO COM		
10/31/02	DIVD ON 400 SHS @ .34 PER SH	136.00	
10/31/02	DIVD ON 1,300 SHS @ .34 PER SH	442.00	
	JANUS WORLDWIDE FUND #41		
12/20/02	DIVD ON 5,928.15 SHS @ .30706 PER SH	1,820.30	
	JOHNSON & JOHNSON		
03/12/02	DIVD ON 1,000 SHS @ .18 PER SH	180.00	
03/12/02	DIVD ON 2,500 SHS @ .18 PER SH	450.00	
06/11/02	DIVD ON 1,000 SHS @ .205 PER SH	205.00	
06/11/02	DIVD ON 2,500 SHS @ .205 PER SH	512.50	
09/10/02	DIVD ON 510 SHS @ .205 PER SH	104.55	
09/10/02	DIVD ON 1,528 SHS @ .205 PER SH	313.24	
12/10/02	DIVD ON 510 SHS @ .205 PER SH	104.55	
12/10/02	DIVD ON 1,528 SHS @ .205 PER SH	313.24	
	JOHNSON CONTROLS		
06/28/02	DIVD ON 200 SHS @ .33 PER SH	66.00	
09/30/02	DIVD ON 247 SHS @ .33 PER SH	81.51	
09/30/02	DIVD ON 739 SHS @ .33 PER SH	243.87	
	LOCKHEED MARTIN CORP		
03/29/02	DIVD ON 1,000 SHS @ .11 PER SH	110.00	
06/28/02	DIVD ON 1,000 SHS @ .11 PER SH	110.00	
09/30/02	DIVD ON 393 SHS @ .11 PER SH	43.23	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- NET DIVIDEND INCOME (CONTINUED) --			
09/30/02	DIVD ON 1,184 SHS @ .11 PER SH	130.24	
12/31/02	DIVD ON 476 SHS @ .11 PER SH	52.36	
12/31/02	DIVD ON 1,515 SHS @ .11 PER SH	166.65	
	MBNA CORP		
01/02/02	DIVD ON 1,500 SHS @ .09 PER SH	135.00	
01/02/02	DIVD ON 2,000 SHS @ .09 PER SH	180.00	
04/01/02	DIVD ON 1,300 SHS @ .10 PER SH	130.00	
04/01/02	DIVD ON 2,000 SHS @ .10 PER SH	200.00	
07/01/02	DIVD ON 1,000 SHS @ .10 PER SH	100.00	
07/01/02	DIVD ON 2,000 SHS @ .10 PER SH	200.00	
	MASCO CORP.		
02/11/02	DIVD ON 400 SHS @ .135 PER SH	54.00	
05/07/02	DIVD ON 700 SHS @ .135 PER SH	94.50	
05/07/02	DIVD ON 3,000 SHS @ .135 PER SH	405.00	
08/12/02	DIVD ON 1,032 SHS @ .135 PER SH	139.32	
08/12/02	DIVD ON 3,000 SHS @ .135 PER SH	405.00	
11/12/02	DIVD ON 1,032 SHS @ .14 PER SH	144.48	
11/12/02	DIVD ON 3,000 SHS @ .14 PER SH	420.00	
	MAXIM INTEGRATED PRODUCTS		
11/29/02	DIVD ON 290 SHS @ .02 PER SH	5.80	
11/29/02	DIVD ON 1,149 SHS @ .02 PER SH	22.98	
	MERCK & CO INC		
01/02/02	DIVD ON 600 SHS @ .35 PER SH	210.00	
01/02/02	DIVD ON 2,500 SHS @ .35 PER SH	875.00	
	MORGAN STANLEY		
07/26/02	DIVD ON 654 SHS @ .23 PER SH	150.42	
07/26/02	DIVD ON 1,959 SHS @ .23 PER SH	450.57	
10/25/02	DIVD ON 654 SHS @ .23 PER SH	150.42	
10/25/02	DIVD ON 1,959 SHS @ .23 PER SH	450.57	
	NEWELL RUBBERMAID INC		
06/10/02	DIVD ON 300 SHS @ .21 PER SH	63.00	
06/10/02	DIVD ON 500 SHS @ .21 PER SH	105.00	
09/10/02	DIVD ON 587 SHS @ .21 PER SH	123.27	
09/10/02	DIVD ON 1,757 SHS @ .21 PER SH	368.97	
12/10/02	DIVD ON 587 SHS @ .21 PER SH	123.27	
12/10/02	DIVD ON 1,757 SHS @ .21 PER SH	368.97	
	PEPSICO INC		
01/02/02	DIVD ON 300 SHS @ .145 PER SH	43.50	
01/02/02	DIVD ON 500 SHS @ .145 PER SH	72.50	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
03/29/02	DIVD ON 600 SHS @ .145 PER SH	87.00	
03/29/02	DIVD ON 1,000 SHS @ .145 PER SH	145.00	
06/28/02	DIVD ON 600 SHS @ .15 PER SH	90.00	
06/28/02	DIVD ON 1,000 SHS @ .15 PER SH	150.00	
	PFIZER INC		
03/07/02	DIVD ON 1,300 SHS @ .13 PER SH	169.00	
03/07/02	DIVD ON 2,500 SHS @ .13 PER SH	325.00	
06/06/02	DIVD ON 1,000 SHS @ .13 PER SH	130.00	
06/06/02	DIVD ON 2,500 SHS @ .13 PER SH	325.00	
09/05/02	DIVD ON 1,324 SHS @ .13 PER SH	172.12	
09/05/02	DIVD ON 4,058 SHS @ .13 PER SH	527.54	
12/05/02	DIVD ON 1,324 SHS @ .13 PER SH	172.12	
12/05/02	DIVD ON 4,058 SHS @ .13 PER SH	527.54	
	PHILIP MORRIS COMPANIES		
01/10/02	DIVD ON 300 SHS @ .58 PER SH	174.00	
01/10/02	DIVD ON 500 SHS @ .58 PER SH	290.00	
04/10/02	DIVD ON 200 SHS @ .58 PER SH	116.00	
04/10/02	DIVD ON 1,000 SHS @ .58 PER SH	580.00	
07/10/02	DIVD ON 541 SHS @ .58 PER SH	313.78	
07/10/02	DIVD ON 1,619 SHS @ .58 PER SH	939.02	
10/10/02	DIVD ON 541 SHS @ .64 PER SH	346.24	
10/10/02	DIVD ON 1,619 SHS @ .64 PER SH	1,036.16	
	TXU CORP COM		
04/01/02	DIVD ON 600 SHS @ .60 PER SH	360.00	
04/01/02	DIVD ON 1,000 SHS @ .60 PER SH	600.00	
	TARGET CORP		
03/11/02	DIVD ON 1,500 SHS @ .06 PER SH	90.00	
03/11/02	DIVD ON 4,000 SHS @ .06 PER SH	240.00	
06/10/02	DIVD ON 1,500 SHS @ .06 PER SH	90.00	
06/10/02	DIVD ON 4,000 SHS @ .06 PER SH	240.00	
09/10/02	DIVD ON 639 SHS @ .06 PER SH	38.34	
09/10/02	DIVD ON 1,915 SHS @ .06 PER SH	114.90	
	TYCO INTERNATIONAL LTD		
02/01/02	DIVD ON 2,000 SHS @ .0125 PER SH	25.00	
02/01/02	DIVD ON 4,000 SHS @ .0125 PER SH	50.00	
05/02/02	DIVD ON 1,300 SHS @ .0125 PER SH	16.25	
05/02/02	DIVD ON 4,000 SHS @ .0125 PER SH	50.00	
	UNION PAC CORP		
07/01/02	DIVD ON 500 SHS @ .20 PER SH	100.00	
07/01/02	DIVD ON 500 SHS @ .20 PER SH	100.00	

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- NET DIVIDEND INCOME (CONTINUED) --		
10/01/02	DIVD ON 463 SHS @ .20 PER SH	92.60	
10/01/02	DIVD ON 1,388 SHS @ .20 PER SH	277.60	
	UNITED NATIONAL BANCORP		
02/01/02	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
02/01/02	DIVD ON 159,738 SHS @ .20 PER SH	31,947.60	
05/01/02	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
05/01/02	DIVD ON 168,781 SHS @ .20 PER SH	33,756.20	
08/01/02	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
08/01/02	DIVD ON 175,254 SHS @ .20 PER SH	35,050.80	
11/01/02	DIVD ON 1,060 SHS @ .20 PER SH	212.00	
11/01/02	DIVD ON 183,247 SHS @ .20 PER SH	36,649.40	
	UNITED HEALTH GROUP INC COM		
04/17/02	DIVD ON 300 SHS @ .03 PER SH	9.00	
04/17/02	DIVD ON 1,200 SHS @ .03 PER SH	36.00	
	VALERO ENERGY CORP		
06/12/02	DIVD ON 1,000 SHS @ .10 PER SH	100.00	
06/12/02	DIVD ON 1,000 SHS @ .10 PER SH	100.00	
09/11/02	DIVD ON 270 SHS @ .10 PER SH	27.00	
09/11/02	DIVD ON 809 SHS @ .10 PER SH	80.90	
12/11/02	DIVD ON 359 SHS @ .10 PER SH	35.90	
12/11/02	DIVD ON 1,117 SHS @ .10 PER SH	111.70	
	WASHINGTON MUTUAL INCORPORATED		
05/15/02	DIVD ON 400 SHS @ .26 PER SH	104.00	
08/15/02	DIVD ON 644 SHS @ .27 PER SH	173.88	
08/15/02	DIVD ON 1,928 SHS @ .27 PER SH	520.56	
11/15/02	DIVD ON 644 SHS @ .28 PER SH	180.32	
11/15/02	DIVD ON 1,928 SHS @ .28 PER SH	539.84	
	WYETH		
06/03/02	DIVD ON 500 SHS @ .23 PER SH	115.00	
	XL CAPITAL LTD		
08/19/02	DIVD ON 263 SHS @ .47 PER SH	123.61	
08/19/02	DIVD ON 787 SHS @ .47 PER SH	369.89	
12/16/02	DIVD ON 263 SHS @ .47 PER SH	123.61	
12/16/02	DIVD ON 787 SHS @ .47 PER SH	369.89	
	-- TOTAL NET DIVIDEND INCOME --	191,396.63 *	.00 *

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- FUND INCOME --			
	GOLDMAN SACHS INTL EQTY INST FD 867		
12/18/02	DIVIDEND DUE 12/18/02	5,129.59	
	PRIME OBLIGATIONS FUND FEDERATED - FD 10		
01/02/02	DIVIDEND DUE 12/31/01	62.82	
01/02/02	DIVIDEND DUE 12/31/01	448.87	
01/02/02	DIVIDEND DUE 12/31/01	37.68	
01/02/02	DIVIDEND DUE 12/31/01	845.42	
01/02/02	DIVIDEND DUE 12/31/01	38.14	
01/02/02	DIVIDEND DUE 12/31/01	80.16	
02/01/02	DIVIDEND DUE 01/31/02	30.02	
02/01/02	DIVIDEND DUE 01/31/02	264.10	
02/01/02	DIVIDEND DUE 01/31/02	76.80	
02/01/02	DIVIDEND DUE 01/31/02	859.17	
02/01/02	DIVIDEND DUE 01/31/02	100.67	
02/01/02	DIVIDEND DUE 01/31/02	36.85	
03/01/02	DIVIDEND DUE 02/28/02	49.34	
03/01/02	DIVIDEND DUE 02/28/02	286.75	
03/01/02	DIVIDEND DUE 02/28/02	99.42	
03/01/02	DIVIDEND DUE 02/28/02	764.65	
03/01/02	DIVIDEND DUE 02/28/02	98.85	
03/01/02	DIVIDEND DUE 02/28/02	47.22	
04/01/02	DIVIDEND DUE 03/31/02	45.22	
04/01/02	DIVIDEND DUE 03/31/02	383.58	
04/01/02	DIVIDEND DUE 03/31/02	139.30	
04/01/02	DIVIDEND DUE 03/31/02	830.34	
04/01/02	DIVIDEND DUE 03/31/02	150.23	
04/01/02	DIVIDEND DUE 03/31/02	57.96	
05/01/02	DIVIDEND DUE 04/30/02	33.93	
05/01/02	DIVIDEND DUE 04/30/02	332.15	
05/01/02	DIVIDEND DUE 04/30/02	128.41	
05/01/02	DIVIDEND DUE 04/30/02	927.81	
05/01/02	DIVIDEND DUE 04/30/02	156.64	
05/01/02	DIVIDEND DUE 04/30/02	46.21	
06/03/02	DIVIDEND DUE 05/31/02	27.21	
06/03/02	DIVIDEND DUE 05/31/02	333.66	
06/03/02	DIVIDEND DUE 05/31/02	134.48	
06/03/02	DIVIDEND DUE 05/31/02	950.54	
06/03/02	DIVIDEND DUE 05/31/02	122.79	
06/03/02	DIVIDEND DUE 05/31/02	62.55	
07/01/02	DIVIDEND DUE 06/30/02	39.05	
07/01/02	DIVIDEND DUE 06/30/02	228.40	
07/01/02	DIVIDEND DUE 06/30/02	78.61	
07/01/02	DIVIDEND DUE 06/30/02	823.78	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- FUND INCOME (CONTINUED) --			
07/01/02	DIVIDEND DUE 06/30/02	127.38	
07/01/02	DIVIDEND DUE 06/30/02	77.00	
08/01/02	DIVIDEND DUE 07/31/02	16.91	
08/01/02	DIVIDEND DUE 07/31/02	166.87	
08/01/02	DIVIDEND DUE 07/31/02	96.41	
08/01/02	DIVIDEND DUE 07/31/02	851.18	
08/01/02	DIVIDEND DUE 07/31/02	173.22	
08/01/02	DIVIDEND DUE 07/31/02	61.21	
09/03/02	DIVIDEND DUE 08/31/02	30.16	
09/03/02	DIVIDEND DUE 08/31/02	234.73	
09/03/02	DIVIDEND DUE 08/31/02	134.14	
09/03/02	DIVIDEND DUE 08/31/02	836.28	
09/03/02	DIVIDEND DUE 08/31/02	84.62	
09/03/02	DIVIDEND DUE 08/31/02	41.31	
10/01/02	DIVIDEND DUE 09/30/02	45.35	
10/01/02	DIVIDEND DUE 09/30/02	292.10	
10/01/02	DIVIDEND DUE 09/30/02	163.46	
10/01/02	DIVIDEND DUE 09/30/02	815.17	
10/01/02	DIVIDEND DUE 09/30/02	39.35	
10/01/02	DIVIDEND DUE 09/30/02	49.47	
11/01/02	DIVIDEND DUE 10/31/02	52.42	
11/01/02	DIVIDEND DUE 10/31/02	378.15	
11/01/02	DIVIDEND DUE 10/31/02	88.16	
11/01/02	DIVIDEND DUE 10/31/02	852.78	
11/01/02	DIVIDEND DUE 10/31/02	76.60	
11/01/02	DIVIDEND DUE 10/31/02	57.74	
12/02/02	DIVIDEND DUE 11/30/02	45.39	
12/02/02	DIVIDEND DUE 11/30/02	334.37	
12/02/02	DIVIDEND DUE 11/30/02	91.32	
12/02/02	DIVIDEND DUE 11/30/02	754.68	
12/02/02	DIVIDEND DUE 11/30/02	63.32	
12/02/02	DIVIDEND DUE 11/30/02	13.51	
-- TOTAL FUND INCOME --		22,534.13 *	.00 *
-- COMMON FUND INCOME DISTRIBUTION --			
	EMPLOYEE BENEFIT BOND FUND		
01/07/02	INC DIST ON 9,889 UNITS	5,334.12	
02/04/02	INC DIST ON 9,889 UNITS	5,366.79	
03/04/02	INC DIST ON 9,889 UNITS	5,313.61	
04/08/02	INC DIST ON 9,889 UNITS	4,783.15	
05/02/02	INC DIST ON 10,406 UNITS	5,149.36	
06/04/02	INC DIST ON 41,624 UNITS	5,186.24	
07/03/02	INC DIST ON 44,071 UNITS	5,450.81	



Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

INVESTMENT INCOME (CONTINUED)

DATE	DESCRIPTION	CASH		BOOK VALUE	
	-- COMMON FUND INCOME DISTRIBUTION (CONTINUED) --				
08/02/02	INC DIST ON 44,071 UNITS	5,636.59			
09/04/02	INC DIST ON 44,071 UNITS	5,657.69			
10/07/02	INC DIST ON 44,071 UNITS	4,665.30			
11/04/02	INC DIST ON 48,067 UNITS	5,003.88			
12/03/02	INC DIST ON 48,067 UNITS	4,966.20			
	-- TOTAL COMMON FUND INCOME DISTRIBUTION --	62,513.74	*	.00	*
	-- GAIN/LOSS ALLOCATION --				
	EMPLOYEE BENEFIT BOND FUND				
02/04/02	LONG TERM CAPITAL LOSS ALLOCATION			124.58-	
03/04/02	LONG TERM CAPITAL GAIN ALLOCATION			3,947.53	
03/04/02	SHORT TERM CAPITAL LOSS ALLOCATION			2.26-	
04/08/02	LONG TERM CAPITAL LOSS ALLOCATION			129.13-	
04/08/02	SHORT TERM CAPITAL LOSS ALLOCATION			530.88-	
05/02/02	LONG TERM CAPITAL LOSS ALLOCATION			1,619.55-	
08/02/02	LONG TERM CAPITAL GAIN ALLOCATION			2,094.90	
09/04/02	LONG TERM CAPITAL GAIN ALLOCATION			28.81	
10/07/02	LONG TERM CAPITAL GAIN ALLOCATION			5,372.12	
10/07/02	SHORT TERM CAPITAL GAIN ALLOCATION			4,117.84	
	-- TOTAL GAIN/LOSS ALLOCATION --	.00	*	13,154.80	*
	-- OTHER MISCELLANEOUS INCOME --				
	MOTOROLA, INC				
10/31/02	RECEIVED CHECK DTD 10/22/02 AS A RESULT OF A NET SETTLEMENT FOR THE LITIGATION	206.78			
	-- TOTAL OTHER MISCELLANEOUS INCOME --	206.78	*	.00	*
	-- TOTAL INVESTMENT INCOME --	329,584.63	*	13,154.80	*

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS

DATE	DESCRIPTION	CASH	BOOK VALUE
-- PAYMENTS TO PARTICIPANTS --			
04/09/02	PARTIAL PAYMENT NECOLE WILLIAMS	116.60-	
04/30/02	PAYMENT CRYSTAL WIGGINS HARDSHIP WITHDRAWAL OF VESTED INTEREST AS AUTHORIZED	603.55-	
04/30/02	PAYMENT CRYSTAL WIGGINS HARDSHIP WITHDRAWAL OF VESTED INTEREST AS AUTHORIZED	197.09-	
04/30/02	PAYMENT CRYSTAL WIGGINS HARDSHIP WITHDRAWAL OF VESTED INTEREST AS AUTHORIZED	383.90-	
04/30/02	PAYMENT CRYSTAL WIGGINS HARDSHIP WITHDRAWAL OF VESTED INTEREST AS AUTHORIZED	50.97-	
04/30/02	PAYMENT CRYSTAL WIGGINS HARDSHIP WITHDRAWAL OF VESTED INTEREST AS AUTHORIZED	162.18-	
05/01/02	PARTIAL PAYMENT GABRIELA NICULAE	5,510.82-	
05/01/02	PARTIAL PAYMENT GABRIELA NICULAE	4,418.86-	
05/01/02	PARTIAL PAYMENT GABRIELA NICULAE	3,492.61-	
05/01/02	PARTIAL PAYMENT GABRIELA NICULAE	2,322.03-	
05/03/02	PARTIAL PAYMENT DEBORAH HAMMONDS	502.30-	
05/03/02	PARTIAL PAYMENT DEBORAH HAMMONDS	72.94-	

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- PAYMENTS TO PARTICIPANTS (CONTINUED) --			
05/03/02	PARTIAL PAYMENT DEBORAH HAMMONDS	141.53-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ELAINE JOHNSON LESS 123.98 FEDERAL WITHHOLDING	495.91-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ELAINE JOHNSON LESS 261.34 FEDERAL WITHHOLDING	1,045.34-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ELAINE JOHNSON LESS 94.62 FEDERAL WITHHOLDING	378.47-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ELAINE JOHNSON LESS 350.82 FEDERAL WITHHOLDING	1,403.29-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ELAINE JOHNSON LESS 101.29 FEDERAL WITHHOLDING	405.17-	
06/05/02	PARTIAL PAYMENT SHAYNE HESKEY	1,615.35-	
06/05/02	PARTIAL PAYMENT SHAYNE HESKEY	306.13-	
06/05/02	PARTIAL PAYMENT SHAYNE HESKEY	284.53-	
06/05/02	PARTIAL PAYMENT SHAYNE HESKEY	1,125.98-	
06/12/02	PARTIAL PAYMENT VIRGINIA G SULEWSKI	4,281.10-	
06/12/02	PARTIAL PAYMENT VIRGINIA G SULEWSKI	303.86-	
06/12/02	PARTIAL PAYMENT VIRGINIA G SULEWSKI	586.70-	
06/12/02	PARTIAL PAYMENT VIRGINIA G SULEWSKI	331.87-	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- PAYMENTS TO PARTICIPANTS (CONTINUED) --		
06/12/02	PARTIAL PAYMENT VIRGINIA G SULEWSKI	234.33-	
06/20/02	NON-HARDSHIP DISTRIBUTION TO JAMES E. TURPIN LESS $2,400 FEDERAL WITHHOLDING OF VESTED INTEREST AS AUTHORIZED	12,000.00-	
07/02/02	PARTIAL PAYMENT LAURA FLEMING	2,118.30-	
07/02/02	PARTIAL PAYMENT LAURA FLEMING	2,321.36-	
07/17/02	PARTIAL PAYMENT RUTH ENNIS	424.75-	
07/17/02	PARTIAL PAYMENT RUTH ENNIS	298.00-	
08/02/02	PARTIAL PAYMENT LINDA CAPODICE ACH CREDIT UNITED TRUST BANK	1,553.09-	
08/02/02	PARTIAL PAYMENT LINDA CAPODICE ACH CREDIT UNITED TRUST BANK	1,126.47-	
08/16/02	HARDSHIP WITHDRAWAL TO KATHY WHITE OF VESTED INTEREST AS AUTHORIZED	802.90-	
10/09/02	PAYMENT TO JUDY A WILLIAMS-HARDSHIP DISTRIBUTION OF VESTED INTEREST AS AUTHORIZED	977.43-	
10/09/02	PAYMENT TO JUDY A WILLIAMS-HARDSHIP DISTRIBUTION OF VESTED INTEREST AS AUTHORIZED	2,465.14-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- PAYMENTS TO PARTICIPANTS (CONTINUED) --		
10/09/02	PAYMENT TO JUDY A WILLIAMS-HARDSHIP DISTRIBUTION OF VESTED INTEREST AS AUTHORIZED	1,486.48-	
10/09/02	PAYMENT TO JUDY A WILLIAMS-HARDSHIP DISTRIBUTION OF VESTED INTEREST AS AUTHORIZED	1,070.95-	
11/05/02	REFUND OF EXCESS DEFERRALS THOMAS C GREGOR	305.11-	
11/05/02	REFUND OF EXCESS DEFERRALS GLENN GUERIN LESS 38.73 FEDERAL WITHHOLDING LESS 7.75 SUPPLEMENTAL STATE W/H	147.15-	
11/05/02	REFUND OF EXCESS DEFERRALS JOHN A KENNEY	445.74-	
11/05/02	REFUND OF EXCESS DEFERRALS PAMELA A NOBLETT	588.85-	
11/05/02	REFUND OF EXCESS DEFERRALS PATRICIA PATRIARCA	453.10-	
11/05/02	REFUND OF EXCESS DEFERRALS WILLIAM PETERS LESS 69.56 FEDERAL WITHHOLDING LESS 17.39 SUPPLEMENTAL STATE W/H	260.86-	
11/05/02	REFUND OF EXCESS DEFERRALS EDWARD M ROLFE LESS 52.37 FEDERAL WITHHOLDING	134.67-	
11/05/02	REFUND OF EXCESS DEFERRALS RICHARD G TAPPEN LESS 58.43 FEDERAL WITHHOLDING	233.72-	
11/05/02	REFUND OF EXCESS DEFERRALS GEORGE J THEILLER LESS 44.17 FEDERAL WITHHOLDING	397.55-	
11/05/02	REFUND OF EXCESS DEFERRALS THOMAS C GREGOR	8.01-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- PAYMENTS TO PARTICIPANTS (CONTINUED) --			
11/05/02	REFUND OF EXCESS DEFERRALS GLENN GUERIN LESS 5.10 FEDERAL WITHHOLDING LESS 1.02 SUPPLEMENTAL STATE W/H	19.41-	
11/05/02	REFUND OF EXCESS DEFERRALS JOHN A KENNEY	47.33-	
11/05/02	REFUND OF EXCESS DEFERRALS EDWARD M ROLFE LESS 4.15 FEDERAL WITHHOLDING	10.65-	
11/05/02	REFUND OF EXCESS DEFERRALS RICHARD G TAPPEN LESS 34.81 FEDERAL WITHHOLDING	139.22-	
11/05/02	REFUND OF EXCESS DEFERRALS GLENN GUERIN LESS 49.66 FEDERAL WITHHOLDING LESS 9.93 SUPPLEMENTAL STATE W/H	188.69-	
11/05/02	REFUND OF EXCESS DEFERRALS EDWARD M ROLFE LESS 31.24 FEDERAL WITHHOLDING	80.34-	
-- TOTAL PAYMENTS TO PARTICIPANTS --		60,878.68-*	.00 *
-- LUMP SUM DISTRIBUTIONS --			
04/02/02	QUALIFIED TOTAL DISTRIBUTION ROBERT LANGNER	33,275.07-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION WENDY WILDMAN	400.91-	
04/02/02	LUMP SUM DISTRIBUTION WIRE TO CHASE MANHATTAN BANK ABA#021000021 A/C#066296390 PRUDENTIAL SECURITIES FOR FURTHER CREDIT TO IRA A/C#066631-28 N/O MARYANN HARTMAN-WIRE TRANSFER FEE PAYMENT BY PARTICIPANT	2,459.60-	

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
04/02/02	QUALIFIED TOTAL DISTRIBUTION JOSEPH AHERN LESS 51.33 FEDERAL WITHHOLDING	205.30-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION PRANJAL KATWALA	73.85-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION ROBERT LANGNER	49,651.22-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION AMITA PANDIT	272.74-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION WENDY WILDMAN	10,419.76-	
04/02/02	LUMP SUM DISTRIBUTION WIRE TO CHASE MANHATTAN BANK ABA#021000021 A/C#066296390 PRUDENTIAL SECURITIES FOR FURTHER CREDIT TO IRA A/C#066631-28 N/O MARYANN HARTMAN-WIRE TRANSFER FEE PAYMENT BY PARTICIPANT	8,249.72-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION JOSEPH AHERN LESS 55.50 FEDERAL WITHHOLDING	222.00-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION PRANJAL KATWALA	70.30-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION ROBERT LANGNER	113.95-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION AMITA PANDIT	352.16-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION WENDY WILDMAN	4,493.62-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION JOSEPH AHERN LESS 16.25 FEDERAL WITHHOLDING	64.98-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION PRANJAL KATWALA	46.94-	



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010



DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
04/02/02	QUALIFIED TOTAL DISTRIBUTION AMITA PANDIT	172.12-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION WENDY WILDMAN	131.52-	
04/02/02	LUMP SUM DISTRIBUTION WIRE TO CHASE MANHATTAN BANK ABA#021000021 A/C#066296390 PRUDENTIAL SECURITIES FOR FURTHER CREDIT TO IRA A/C#066631-28 N/O MARYANN HARTMAN-WIRE TRANSFER FEE PAYMENT BY PARTICIPANT	876.18-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION JOSEPH AHERN LESS 16.40 FEDERAL WITHHOLDING	65.58-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION PRANJAL KATWALA	23.70-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION ROBERT LANGNER	17,863.13-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION WENDY WILDMAN	3,496.40-	
04/02/02	LUMP SUM DISTRIBUTION WIRE TO CHASE MANHATTAN BANK ABA#021000021 A/C#066296390 PRUDENTIAL SECURITIES FOR FURTHER CREDIT TO IRA A/C#066631-28 N/O MARYANN HARTMAN-WIRE TRANSFER FEE PAYMENT BY PARTICIPANT	99.69-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION JOSEPH AHERN LESS 16.68 FEDERAL WITHHOLDING	66.76-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION PRANJAL KATWALA	24.00-	
04/02/02	QUALIFIED TOTAL DISTRIBUTION WENDY WILDMAN	3,262.87-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
04/02/02	LUMP SUM DISTRIBUTION WIRE TO CHASE MANHATTAN BANK ABA#021000021 A/C#066296390 PRUDENTIAL SECURITIES FOR FURTHER CREDIT TO IRA A/C#066631-28 N/O MARYANN HARTMAN-WIRE TRANSFER FEE PAYMENT BY PARTICIPANT	1,389.14-	
04/09/02	QUALIFIED TOTAL DISTRIBUTION FRANCES ZARATE	289.99-	
04/09/02	QUALIFIED TOTAL DISTRIBUTION FRANCES ZARATE	744.02-	
04/09/02	QUALIFIED TOTAL DISTRIBUTION FRANCES ZARATE	435.89-	
04/09/02	QUALIFIED TOTAL DISTRIBUTION FRANCES ZARATE	541.95-	
04/09/02	QUALIFIED TOTAL DISTRIBUTION FRANCES ZARATE	1,179.25-	
04/09/02	QUALIFIED TOTAL DISTRIBUTION FRANCES ZARATE	394.46-	
05/28/02	LUMP SUM DISTRIBUTION SALOMON SMITH BARNEY FBO JAMES LITTON IRA A/C#5796843919711 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	286.49-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY MANAGEMENT TRUST CO LORRAINE FEDER IRA A/C#2AS-246034 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	2,705.89-	
05/28/02	LUMP SUM DISTRIBUTION PGB TRUST & INVESTMENT FBO MARGERY MACKENZIE IRA A/C#69001656381 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	8,776.68-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
05/28/02	LUMP SUM DISTRIBUTION LESS 458.88 FED INC TAX ANTHONY DE CARLO OF VESTED INTEREST AS AUTHORIZED	2,294.38-	
05/28/02	LUMP SUM DISTRIBUTION UNITEDTRUST BANK FBO ALICE IARI IRA A/C#CD870 021 276 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	76.70-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY & GUARANTY LIFE INS CO FBO ANDREA ACEVEDO SS#150-82-7168 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	660.74-	
05/28/02	LUMP SUM DISTRIBUTION SALOMON SMITH BARNEY FBO JAMES LITTON IRA A/C#5796843919711 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	10,930.81-	
05/28/02	LUMP SUM DISTRIBUTION TRUSTEES OF FIDELITY BROKERAGE SVCS FBO MARC S HEROLD IN CHRISTIAN BROTHERS INVESTMENT SVCS INC PLAN A/C#279-065390 AS DIRECT ROLLOVER	2,203.53-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY MANAGEMENT TRUST CO LORRAINE FEDER IRA A/C#2AS-246034 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	16,346.06-	
05/28/02	LUMP SUM DISTRIBUTION PGB TRUST & INVESTMENT FBO MARGERY MACKENZIE IRA A/C#69001656381 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	17,448.73-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
05/28/02	LUMP SUM DISTRIBUTION UNITEDTRUST BANK FBO ALICE IARI IRA A/C#CD870 021 276 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	228.07-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY & GUARANTY LIFE INS CO FBO ANDREA ACEVEDO SS#150-82-7168 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	261.65-	
05/28/02	LUMP SUM DISTRIBUTION TRUSTEES OF FIDELITY BROKERAGE SVCS FBO MARC S HEROLD IN CHRISTIAN BROTHERS INVESTMENT SVCS INC PLAN A/C#279-065390 AS DIRECT ROLLOVER	2,175.98-	
05/28/02	LUMP SUM DISTRIBUTION UNITEDTRUST BANK FBO ALICE IARI IRA A/C#CD870 021 276 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	228.59-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY & GUARANTY LIFE INS CO FBO ANDREA ACEVEDO SS#150-82-7168 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	258.28-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY MANAGEMENT TRUST CO LORRAINE FEDER IRA A/C#2AS-246034 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	4,420.53-	


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
05/28/02	LUMP SUM DISTRIBUTION UNITEDTRUST BANK FBO ALICE IARI IRA A/C#CD870 021 276 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	230.84-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY & GUARANTY LIFE INS CO FBO ANDREA ACEVEDO SS#150-82-7168 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	1,008.73-	
05/28/02	LUMP SUM DISTRIBUTION SALOMON SMITH BARNEY FBO JAMES LITTON IRA A/C#5796843919711 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	10,383.31-	
05/28/02	LUMP SUM DISTRIBUTION TRUSTEES OF FIDELITY BROKERAGE SVCS FBO MARC S HEROLD IN CHRISTIAN BROTHERS INVESTMENT SVCS INC PLAN A/C#279-065390 AS DIRECT ROLLOVER	68.17-	
05/28/02	LUMP SUM DISTRIBUTION FIDELITY MANAGEMENT TRUST CO LORRAINE FEDER IRA A/C#2AS-246034 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	9,246.14-	
05/28/02	LUMP SUM DISTRIBUTION PGB TRUST & INVESTMENT FBO MARGERY MACKENZIE IRA A/C#69001656381 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	6,169.72-	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
05/28/02	LUMP SUM DISTRIBUTION FIDELITY & GUARANTY LIFE INS CO FBO ANDREA ACEVEDO SS#150-82-7168 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	281.09-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ZAHRA ABDULLAHI LESS 3.03 FEDERAL WITHHOLDING	12.10-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ROSELINE BAZILE	9.41-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION KIMBERLY HEBESTREIT	42.27-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION LINDA RAUPP	6.10-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ZAHRA ABDULLAHI LESS 99.94 FEDERAL WITHHOLDING	399.74-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION RICHARD AGOSTINHO LESS 37.77 FEDERAL WITHHOLDING	151.09-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION KIMBERLY HEBESTREIT	4.32-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION PATRICIA ACOSTA	20.43-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION RICHARD AGOSTINHO LESS 39.63 FEDERAL WITHHOLDING	158.52-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION PATRICIA ACOSTA	20.39-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION RICHARD AGOSTINHO LESS 39.50 FEDERAL WITHHOLDING	158.01-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/03/02	QUALIFIED TOTAL DISTRIBUTION MARY LEMBECK	30,000.00-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION MARY LEMBECK	39,163.18-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION ZAHRA ABDULLAHI LESS 175.80 FEDERAL WITHHOLDING	703.22-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION PATRICIA ACOSTA	27.30-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION RICHARD AGOSTINHO LESS 40.86 FEDERAL WITHHOLDING	163.46-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION KIMBERLY HEBESTREIT	26.47-	
06/03/02	QUALIFIED TOTAL DISTRIBUTION RICHARD AGOSTINHO LESS 37.93 FEDERAL WITHHOLDING	151.66-	
06/05/02	QUALIFIED TOTAL DISTRIBUTION VILMA ZAVALA	12.56-	
06/05/02	QUALIFIED TOTAL DISTRIBUTION VILMA ZAVALA	12.26-	
06/05/02	QUALIFIED TOTAL DISTRIBUTION VILMA ZAVALA	12.32-	
06/05/02	QUALIFIED TOTAL DISTRIBUTION VILMA ZAVALA	12.50-	
06/05/02	QUALIFIED TOTAL DISTRIBUTION VILMA ZAVALA	12.59-	
06/12/02	QUALIFIED TOTAL DISTRIBUTION ROBERT A BUCKLEY LESS 10.86 FEDERAL WITHHOLDING LESS .68 SUPPLEMENTAL STATE W/H	42.77-	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/12/02	QUALIFIED TOTAL DISTRIBUTION ROBERT A BUCKLEY LESS 868.24 FEDERAL WITHHOLDING LESS 54.23 SUPPLEMENTAL STATE W/H	3,418.72-	
06/12/02	QUALIFIED TOTAL DISTRIBUTION ROBERT A BUCKLEY LESS 105.20 FEDERAL WITHHOLDING LESS 6.57 SUPPLEMENTAL STATE W/H	414.23-	
06/12/02	QUALIFIED TOTAL DISTRIBUTION ROBERT A BUCKLEY LESS 211.65 FEDERAL WITHHOLDING LESS 13.22 SUPPLEMENTAL STATE W/H	833.39-	
06/25/02	LUMP SUM DISTRIBUTION SUNLIFE OF CANADA(U.S.) F/B/O ADA BOTZAN IRA A/C#94-073568 SS#156-44-1106 AS A DIRECT ROLLOVER AS AUTHORIZED	6,098.55-	
06/25/02	LUMP SUM DISTRIBUTION SUNLIFE OF CANADA(U.S.) F/B/O ADA BOTZAN IRA A/C#94-073568 SS#156-44-1106 AS A DIRECT ROLLOVER AS AUTHORIZED	1,155.13-	
06/25/02	LUMP SUM DISTRIBUTION SUNLIFE OF CANADA(U.S.) F/B/O ADA BOTZAN IRA A/C#94-073568 SS#156-44-1106 AS A DIRECT ROLLOVER AS AUTHORIZED	223.81-	
06/25/02	LUMP SUM DISTRIBUTION SUNLIFE OF CANADA(U.S.) F/B/O ADA BOTZAN IRA A/C#94-073568 SS#156-44-1106 AS A DIRECT ROLLOVER AS AUTHORIZED	606.26-	


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
06/25/02	LUMP SUM DISTRIBUTION SUNLIFE OF CANADA(U.S.) F/B/O ADA BOTZAN IRA A/C#94-073568 SS#156-44-1106 AS A DIRECT ROLLOVER AS AUTHORIZED	765.91-	
06/28/02	LUMP SUM DISTRIBUTION LESS 1,562.53 FED INC TAX WITHHOLDING TO KIM EICK OF VESTED INTEREST AS AUTHORIZED	6,845.97-	
06/28/02	LUMP SUM DISTRIBUTION TO KIM EICK AS AUTHORIZED	125.61-	
06/28/02	LUMP SUM DISTRIBUTION TO KIM EICK AS AUTHORIZED	248.89-	
06/28/02	LUMP SUM DISTRIBUTION TO KIM EICK AS AUTHORIZED	118.79-	
06/28/02	LUMP SUM DISTRIBUTION TO KIM EICK AS AUTHORIZED	17.60-	
07/17/02	QUALIFIED TOTAL DISTRIBUTION KIM EICK LESS 2.16 FEDERAL WITHHOLDING	8.64-	
08/27/02	PAYMENT MORGAN STANLEY FBO DIANE SQUAZZO-ROMANELLI.IRA A/C#614-021880-144 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	400.98-	
08/27/02	PAYMENT MORGAN STANLEY FBO DIANE SQUAZZO-ROMANELLI.IRA A/C#614-021880-144 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	8,507.78-	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

TRANSACTION STATEMENT
JANUARY 01, 2002 TO DECEMBER 31, 2002

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
08/27/02	PAYMENT MORGAN STANLEY FBO DIANE SQUAZZO-ROMANELLI,IRA A/C#614-021880-144 AS A DIRECT ROLLOVER OF VESTED INTEREST AS AUTHORIZED	3,702.15-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ERCILIA CORREA LESS 1.64 FEDERAL WITHHOLDING	5.25-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION HELEN FRANGELLI	256.33-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER FURDA	45.09-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARIO FURTADO LESS 7.25 FEDERAL WITHHOLDING	28.98-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ANN KALLAM	20.23-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION GEORGE RAGUE	35.35-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ERCILIA CORREA LESS 85.23 FEDERAL WITHHOLDING	273.76-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MAVIS DOOZIE LESS 32.20 FEDERAL WITHHOLDING	128.77-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION HELEN FRANGELLI	15,750.72-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER FURDA	741.10-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ANN KALLAM	18.16-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARY KOSIARSKI	61.72-	

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/03/02	QUALIFIED TOTAL DISTRIBUTION THERESA LUNDGREN LESS 27.74 FEDERAL WITHHOLDING	110.95-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION SABINE SENATUS LESS 204.06 FEDERAL WITHHOLDING	816.23-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ERCILIA CORREA LESS 27.17 FEDERAL WITHHOLDING	87.28-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MAVIS DOOZIE LESS 27.77 FEDERAL WITHHOLDING	111.08-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ANN KALLAM	408.56-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARY KOSIARSKI	70.78-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION THERESA LUNDGREN LESS 96.39 FEDERAL WITHHOLDING	385.56-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ERCILIA CORREA LESS 26.06 FEDERAL WITHHOLDING	83.72-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARIO FURTADO LESS 165.72 FEDERAL WITHHOLDING	662.89-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ANN KALLAM	545.92-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARY KOSIARSKI	104.13-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION THERESA LUNDGREN LESS 94.40 FEDERAL WITHHOLDING	377.61-	



UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/03/02	QUALIFIED TOTAL DISTRIBUTION ERCILIA CORREA LESS 5.71 FEDERAL WITHHOLDING	18.34-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MAVIS DOOZIE LESS 27.51 FEDERAL WITHHOLDING	110.05-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION HELEN FRANGELLI	8,601.18-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER FURDA	133.34-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARIO FURTADO LESS 24.22 FEDERAL WITHHOLDING	96.91-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ANN KALLAM	102.99-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARY KOSIARSKI	69.96-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION THERESA LUNDGREN LESS 95.28 FEDERAL WITHHOLDING	381.12-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ERCILIA CORREA LESS 39.49 FEDERAL WITHHOLDING	126.80-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION ANN KALLAM	388.74-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION MARY KOSIARSKI	32.54-	
09/03/02	QUALIFIED TOTAL DISTRIBUTION SABINE SENATUS LESS 55.03 FEDERAL WITHHOLDING	220.14-	
09/10/02	QUALIFIED TOTAL DISTRIBUTION CARLOS DACRUZ LESS 302.62 FEDERAL WITHHOLDING	2,723.60-	



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
09/10/02	QUALIFIED TOTAL DISTRIBUTION MANUEL A DACRUZ LESS 302.62 FEDERAL WITHHOLDING	2,723.59-	
09/10/02	QUALIFIED TOTAL DISTRIBUTION CARLOS DACRUZ LESS 262.85 FEDERAL WITHHOLDING	2,365.62-	
09/10/02	QUALIFIED TOTAL DISTRIBUTION MANUEL A DACRUZ LESS 262.85 FEDERAL WITHHOLDING	2,365.62-	
09/10/02	QUALIFIED TOTAL DISTRIBUTION CARLOS DACRUZ LESS 321.42 FEDERAL WITHHOLDING	2,892.78-	
09/10/02	QUALIFIED TOTAL DISTRIBUTION MANUEL A DACRUZ LESS 321.42 FEDERAL WITHHOLDING	2,892.79-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION CARLOS DACRUZ LESS 30.88 FEDERAL WITHHOLDING	277.88-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MANUEL A DACRUZ LESS 30.87 FEDERAL WITHHOLDING	277.88-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JUDY FIORE	376.93-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION LAURA FLEMING LESS 15.08 FEDERAL WITHHOLDING	60.34-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION CONCEPCION KIRCHOFF	4,489.66-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION SAMUEL MEDWAY	80.59-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION TERESA M SODEN	10,118.24-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/03/02	QUALIFIED TOTAL DISTRIBUTION HEATHER THOMPSON LESS 15.74 FEDERAL WITHHOLDING	62.94-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MARY VENCEK LESS 13.04 FEDERAL WITHHOLDING	52.17-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION DANA BIVONA LESS 32.63 FEDERAL WITHHOLDING	130.51-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION KEVIN COLEMAN LESS 291.51 FEDERAL WITHHOLDING	1,166.07-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JUDY FIORE	7,464.69-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION LAURA FLEMING LESS 187.39 FEDERAL WITHHOLDING	749.56-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION CONCEPCION KIRCHOFF	4,823.64-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION SAMUEL MEDWAY	10,516.13-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION ROBINSON RODRIGUEZ	1,726.73-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION TERESA M SODEN	7,812.08-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION HEATHER THOMPSON LESS 381.59 FEDERAL WITHHOLDING	1,526.36-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MARY VENCEK LESS 155.62 FEDERAL WITHHOLDING	622.49-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER WEBER	3.98-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/03/02	QUALIFIED TOTAL DISTRIBUTION MICHELLE BARRELLA LESS 100.74 FEDERAL WITHHOLDING	402.96-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION DANA BIVONA LESS 42.06 FEDERAL WITHHOLDING	168.23-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION ROBINSON RODRIGUEZ	867.28-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION TERESA M SODEN	13,512.07-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER WEBER	4.39-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MICHELLE BARRELLA LESS 64.40 FEDERAL WITHHOLDING	257.62-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION DANA BIVONA LESS 60.90 FEDERAL WITHHOLDING	243.60-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION ROBINSON RODRIGUEZ	822.38-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION TERESA M SODEN	3,503.79-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER WEBER	4.33-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MICHELLE BARRELLA LESS 148.65 FEDERAL WITHHOLDING	594.58-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION DANA BIVONA LESS 37.95 FEDERAL WITHHOLDING	151.79-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION KEVIN COLEMAN LESS 29.31 FEDERAL WITHHOLDING	117.23-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/03/02	QUALIFIED TOTAL DISTRIBUTION CARLOS DACRUZ LESS 339.03 FEDERAL WITHHOLDING	3,051.35-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MANUEL A DACRUZ LESS 339.04 FEDERAL WITHHOLDING	3,051.34-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JUDY FIORE	4,585.80-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION LAURA FLEMING LESS 185.13 FEDERAL WITHHOLDING	740.51-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION CONCEPCION KIRCHOFF	3,232.40-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION SAMUEL MEDWAY	1,321.80-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION ROBINSON RODRIGUEZ	287.35-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION TERESA M SODEN	6,479.95-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION HEATHER THOMPSON LESS 108.74 FEDERAL WITHHOLDING	435.00-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MARY VENCEK LESS 86.73 FEDERAL WITHHOLDING	346.92-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER WEBER	4.20-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION DANA BIVONA LESS 16.52 FEDERAL WITHHOLDING	66.13-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION KEVIN COLEMAN LESS 36.03 FEDERAL WITHHOLDING	144.12-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- LUMP SUM DISTRIBUTIONS (CONTINUED) --			
12/03/02	QUALIFIED TOTAL DISTRIBUTION JUDY FIORE	1,167.09-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION LAURA FLEMING LESS 74.25 FEDERAL WITHHOLDING	296.99-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION CONCEPCION KIRCHOFF	5,321.60-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION SAMUEL MEDWAY	3,903.86-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION MARY VENCEK LESS 160.20 FEDERAL WITHHOLDING	640.79-	
12/03/02	QUALIFIED TOTAL DISTRIBUTION JENNIFER WEBER	3.93-	
12/04/02	LUMP SUM DISTRIBUTION WIRE TRANSFER TO CHASE MANHATTAN BANK A/C #55R-558077 GMS GROUP, LLC ACCOUNT OF HARRIS PODVEY	166.73-	
12/04/02	LUMP SUM DISTRIBUTION WIRE TRANSFER TO CHASE MANHATTAN BANK A/C #55R-558077 GMS GROUP, LLC ACCOUNT OF HARRIS PODVEY	5,226.94-	
12/04/02	LUMP SUM DISTRIBUTION WIRE TRANSFER TO CHASE MANHATTAN BANK A/C #55R-558077 GMS GROUP, LLC ACCOUNT OF HARRIS PODVEY	9,173.87-	
12/05/02	TRANSFER TO A/C #68-3077-00 DIRECT ROLLOVER TO IRA N/O JOHN KENNY AS AUTHORIZED	116.70-	
12/05/02	TRANSFER TO A/C #68-3077-00 DIRECT ROLLOVER TO IRA N/O JOHN KENNY AS AUTHORIZED	9,728.15-	
12/05/02	TRANSFER TO A/C #68-3077-00 DIRECT ROLLOVER TO IRA N/O JOHN KENNY AS AUTHORIZED	62.22-	


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- LUMP SUM DISTRIBUTIONS (CONTINUED) --		
12/17/02	QUALIFIED TOTAL DISTRIBUTION MARGARET DOMALESKI	16,772.08-	
12/17/02	QUALIFIED TOTAL DISTRIBUTION MARGARET DOMALESKI	20,749.11-	
12/17/02	QUALIFIED TOTAL DISTRIBUTION MARGARET DOMALESKI	5,784.63-	
12/17/02	QUALIFIED TOTAL DISTRIBUTION MARGARET DOMALESKI	2,125.32-	
12/30/02	LUMP SUM DISTRIBUTION A STOP PAYMENT WAS ISSUED ON 12/24/02 FOR CK DTD 12/17/02 #116899 REDEPOSIT FUNDS TO A/C PER E-MAIL INSTRUCTIONS FROM MARGARET DOMALESKI	16,772.08	
12/30/02	LUMP SUM DISTRIBUTION A STOP PAYMENT WAS ISSUED ON 12/24/02 FOR CHECK DTD 12/27/02 #11689 REDEPOSIT FUNDS TO A/C - PER 12/24/02 PER E-MAIL INSTRUCTIONS FROM MARGARET DOMALESKI	20,749.11	
12/30/02	LUMP SUM DISTRIBUTION A STOP PAYMENT WAS ISSUED ON 12/24/02 FOR CK DTD 12/17/02 #116899 REDEPOSIT FUNDS TO A/C PER 12/24/02 PER E-MAIL INSTRUCTIONS FROM MARGARET DOMALESKI	5,784.63	
12/30/02	LUMP SUM DISTRIBUTION A STOP PAYMENT WAS ISSUED ON 12/17/02 #116899 REDEPOSIT FUNDS TO ACCOUNT PER 12/24/02 E-MAIL INSTRUCTIONS FROM MARGARET DOMALESKI	2,125.32	
	-- TOTAL LUMP SUM DISTRIBUTIONS --	522,856.10-*	.00 *



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- WITHDRAWALS --			
	UNITED NATIONAL BANCORP		
04/02/02	DISTRIBUTION OF 157 SHS TO PRUDENTIAL SECURITIES F/B/O MARYANN HARTMAN		3,342.80-
06/28/02	DISTRIBUTION OF 27 SHS TO A/C# 99-0080-00 IN KIND DISTRIBUTION OF 27 SHARES OF UNITED NATIONAL BANCORP TO KIM EICK		455.80-
09/04/02	IN KIND DISTRIBUTION OF 7 SHARES TO ERCILIA CORREA		146.03-
12/18/02	DISTRIBUTION OF 448 SHS TO A/C # 68-3077-00 N/O IRA JOHN KENNY		9,172.58-
-- TOTAL WITHDRAWALS --		.00 *	13,117.21- *
-- TRANSFERS --			
03/21/02	TRANSFER TO A/C 62-0093-05 UTB P/S & 401K - STOCK - ALLOCATION OF FORFEITURES FOR 12/31/01 PLAN YEAR	27,999.66-	
03/22/02	TRANSFER TO A/C 62-0093-05 UNITED TRUST P/S 401K - STOCK PARTICIPANT INTERUND TRANSFERS AS AUTHORIZED	14,972.84-	
03/22/02	TRANSFER TO A/C 62-0093-05 UNITED TRUST P/S 401K - STOCK PARTICIPANT INTERFUND TRANSFERS AS AUTHORIZED	266.46-	
03/22/02	TRANSFER TO A/C 62-0093-05 UNITED TRUST P/S 401K STOCK PARTICIPANT - INTERFUND TRANSFER AS AUTHORIZED	3,227.22-	
11/15/02	TRANSFER TO A/C #62-0093-03 ER CONTRIBUTION ADJ 6/30/02 COMPLETION DATE 8/14/02	.02-	
11/15/02	TRANSFER TO A/C #62-0093-00 ACCRUED DISTRIB TRANSFER 6/30/02 COMPLETION DATE 8/14/02	116.60-	



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TRANSFERS (CONTINUED) --		
11/15/02	TRANSFER TO A/C #62-0093-04 62-0093-03; 62-0093-05 7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 8/28/02	84,014.12-	
11/15/02	TRANSFER TO A/C #62-0093-02; 62-0093-06; 62-0093-05 4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES COMPLETION DATE 5/24/02	33,243.39-	
11/15/02	TRANSFER TO A/C # 62-0093-02 4/1/02 INVESTMENT ELEC. TRANSFERS BASED ON 3/31/02 ENDING VALUES COMPLETION DATE 5/24/02	15,015.98-	
11/15/02	TRANSFER TO A/C #62-0093-02; 62-0093-04; 62-0093-03; 62-0093-06 4/1/02 INVESTMENT ELEC TRANSFERS BASED ON 3/31/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 5/30/02	42,096.82-	
11/15/02	TRANSFER TO A/C #62-0093-02; 62-0093-04; 62-0093-03; 7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 9/5/02	68,290.00-	
11/15/02	TRANSFER TO A/C #62-0093.04 7/1/02 INVESTMENT ELEC TRANSFERS BASED ON 6/30/02 ENDING VALUES ADDITIONAL ENTRIES-COMPLETION DATE 8/28/02	19,587.22-	
12/06/02	TRANSFER AS OF 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES AS AUTHORIZED	50,016.28-	
12/06/02	TRANSFER AS OF 10/1/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES AS AUTHORIZED	4,560.31-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

DISTRIBUTIONS AND WITHDRAWALS (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- *TRANSFERS (CONTINUED)* --			
12/23/02	TRANSFER TO A/C #62-0093-02; 62-0093 -03; 62-0093-04; 62-0093-06-FINAL 10/01/02 INVESTMENT ELECTION TRANSFERS BASED ON 9/30/02 ENDING VALUES	33,705.31-	
-- TOTAL TRANSFERS --		397,112.23-*	.00 *
-- TOTAL DISTRIBUTIONS AND WITHDRAWALS --		980,847.01-*	13,117.21- *



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES

DATE	DESCRIPTION	CASH	BOOK VALUE
-- TAXES AND OTHER EXPENSES --			
04/02/02	FEDERAL INCOME TAX WITHHELD JOSEPH AHERN	51.33-	
04/02/02	FEDERAL INCOME TAX WITHHELD JOSEPH AHERN	55.50-	
04/02/02	FEDERAL INCOME TAX WITHHELD JOSEPH AHERN	16.25-	
04/02/02	FEDERAL INCOME TAX WITHHELD JOSEPH AHERN	16.40-	
04/02/02	FEDERAL INCOME TAX WITHHELD JOSEPH AHERN	16.68-	
06/03/02	FEDERAL INCOME TAX WITHHELD ZAHRA ABDULLAHI	3.03-	
06/03/02	FEDERAL INCOME TAX WITHHELD ZAHRA ABDULLAHI	99.94-	
06/03/02	FEDERAL INCOME TAX WITHHELD RICHARD AGOSTINHO	37.77-	
06/03/02	FEDERAL INCOME TAX WITHHELD ELAINE JOHNSON	123.98-	
06/03/02	FEDERAL INCOME TAX WITHHELD RICHARD AGOSTINHO	39.63-	
06/03/02	FEDERAL INCOME TAX WITHHELD ELAINE JOHNSON	261.34-	
06/03/02	FEDERAL INCOME TAX WITHHELD RICHARD AGOSTINHO	39.50-	
06/03/02	FEDERAL INCOME TAX WITHHELD ELAINE JOHNSON	94.62-	
06/03/02	FEDERAL INCOME TAX WITHHELD ZAHRA ABDULLAHI	175.80-	
06/03/02	FEDERAL INCOME TAX WITHHELD RICHARD AGOSTINHO	40.86-	

UNITEDTRUST
Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- TAXES AND OTHER EXPENSES (CONTINUED) --			
06/03/02	FEDERAL INCOME TAX WITHHELD ELAINE JOHNSON	350.82-	
06/03/02	FEDERAL INCOME TAX WITHHELD RICHARD AGOSTINHO	37.93-	
06/03/02	FEDERAL INCOME TAX WITHHELD ELAINE JOHNSON	101.29-	
06/12/02	FEDERAL INCOME TAX WITHHELD ROBERT A BUCKLEY	10.86-	
06/12/02	NEW JERSEY STATE W/H ROBERT A BUCKLEY	.68-	
06/12/02	FEDERAL INCOME TAX WITHHELD ROBERT A BUCKLEY	868.24-	
06/12/02	NEW JERSEY STATE W/H ROBERT A BUCKLEY	54.23-	
06/12/02	FEDERAL INCOME TAX WITHHELD ROBERT A BUCKLEY	105.20-	
06/12/02	NEW JERSEY STATE W/H ROBERT A BUCKLEY	6.57-	
06/12/02	FEDERAL INCOME TAX WITHHELD ROBERT A BUCKLEY	211.65-	
06/12/02	NEW JERSEY STATE W/H ROBERT A BUCKLEY	13.22-	
07/17/02	FEDERAL INCOME TAX WITHHELD KIM EICK	2.16-	
09/03/02	FEDERAL INCOME TAX WITHHELD ERCILIA CORREA	1.64-	
09/03/02	FEDERAL INCOME TAX WITHHELD MARIO FURTADO	7.25-	
09/03/02	FEDERAL INCOME TAX WITHHELD ERCILIA CORREA	85.23-	



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TAXES AND OTHER EXPENSES (CONTINUED) --		
09/03/02	FEDERAL INCOME TAX WITHHELD MAVIS DOOZIE	32.20-	
09/03/02	FEDERAL INCOME TAX WITHHELD THERESA LUNDGREN	27.74-	
09/03/02	FEDERAL INCOME TAX WITHHELD SABINE SENATUS	204.06-	
09/03/02	FEDERAL INCOME TAX WITHHELD ERCILIA CORREA	27.17-	
09/03/02	FEDERAL INCOME TAX WITHHELD MAVIS DOOZIE	27.77-	
09/03/02	FEDERAL INCOME TAX WITHHELD THERESA LUNDGREN	96.39-	
09/03/02	FEDERAL INCOME TAX WITHHELD ERCILIA CORREA	26.06-	
09/03/02	FEDERAL INCOME TAX WITHHELD MARIO FURTADO	165.72-	
09/03/02	FEDERAL INCOME TAX WITHHELD THERESA LUNDGREN	94.40-	
09/03/02	FEDERAL INCOME TAX WITHHELD ERCILIA CORREA	5.71-	
09/03/02	FEDERAL INCOME TAX WITHHELD MAVIS DOOZIE	27.51-	
09/03/02	FEDERAL INCOME TAX WITHHELD MARIO FURTADO	24.22-	
09/03/02	FEDERAL INCOME TAX WITHHELD THERESA LUNDGREN	95.28-	
09/03/02	FEDERAL INCOME TAX WITHHELD ERCILIA CORREA	39.49-	
09/03/02	FEDERAL INCOME TAX WITHHELD SABINE SENATUS	55.03-	

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TAXES AND OTHER EXPENSES (CONTINUED) --		
09/10/02	FEDERAL INCOME TAX WITHHELD CARLOS DACRUZ	302.62-	
09/10/02	FEDERAL INCOME TAX WITHHELD MANUEL A DACRUZ	302.62-	
09/10/02	FEDERAL INCOME TAX WITHHELD CARLOS DACRUZ	262.85-	
09/10/02	FEDERAL INCOME TAX WITHHELD MANUEL A DACRUZ	262.85-	
09/10/02	FEDERAL INCOME TAX WITHHELD CARLOS DACRUZ	321.42-	
09/10/02	FEDERAL INCOME TAX WITHHELD MANUEL A DACRUZ	321.42-	
11/05/02	FEDERAL INCOME TAX WITHHELD WARREN R GERLEIT	88.72-	
11/05/02	FEDERAL INCOME TAX WITHHELD GLENN GUERIN	38.73-	
11/05/02	NEW JERSEY STATE W/H GLENN GUERIN	7.75-	
11/05/02	FEDERAL INCOME TAX WITHHELD RAYMOND KENWELL	267.55-	
11/05/02	FEDERAL INCOME TAX WITHHELD WILLIAM PETERS	69.56-	
11/05/02	NEW JERSEY STATE W/H WILLIAM PETERS	17.39-	
11/05/02	FEDERAL INCOME TAX WITHHELD EDWARD M ROLFE	52.37-	
11/05/02	FEDERAL INCOME TAX WITHHELD RICHARD G TAPPEN	58.43-	
11/05/02	FEDERAL INCOME TAX WITHHELD GEORGE J THEILLER	44.17-	


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	-- TAXES AND OTHER EXPENSES (CONTINUED) --		
11/05/02	FEDERAL INCOME TAX WITHHELD WARREN R GERLEIT	2.43-	
11/05/02	FEDERAL INCOME TAX WITHHELD GLENN GUERIN	5.10-	
11/05/02	NEW JERSEY STATE W/H GLENN GUERIN	1.02-	
11/05/02	FEDERAL INCOME TAX WITHHELD RAYMOND KENWELL	65.26-	
11/05/02	FEDERAL INCOME TAX WITHHELD EDWARD M ROLFE	4.15-	
11/05/02	FEDERAL INCOME TAX WITHHELD RICHARD G TAPPEN	34.81-	
11/05/02	FEDERAL INCOME TAX WITHHELD GLENN GUERIN	49.66-	
11/05/02	NEW JERSEY STATE W/H GLENN GUERIN	9.93-	
11/05/02	FEDERAL INCOME TAX WITHHELD EDWARD M ROLFE	31.24-	
12/03/02	FEDERAL INCOME TAX WITHHELD CARLOS DACRUZ	30.88-	
12/03/02	FEDERAL INCOME TAX WITHHELD MANUEL A DACRUZ	30.87-	
12/03/02	FEDERAL INCOME TAX WITHHELD LAURA FLEMING	15.08-	
12/03/02	FEDERAL INCOME TAX WITHHELD HEATHER THOMPSON	15.74-	
12/03/02	FEDERAL INCOME TAX WITHHELD MARY VENCEK	13.04-	
12/03/02	FEDERAL INCOME TAX WITHHELD DANA BIVONA	32.63-	

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

-- *TAXES AND OTHER EXPENSES (CONTINUED)* --

DATE	DESCRIPTION	CASH	BOOK VALUE
12/03/02	FEDERAL INCOME TAX WITHHELD KEVIN COLEMAN	291.51-	
12/03/02	FEDERAL INCOME TAX WITHHELD LAURA FLEMING	187.39-	
12/03/02	FEDERAL INCOME TAX WITHHELD HEATHER THOMPSON	381.59-	
12/03/02	FEDERAL INCOME TAX WITHHELD MARY VENCEK	155.62-	
12/03/02	FEDERAL INCOME TAX WITHHELD MICHELLE BARRELLA	100.74-	
12/03/02	FEDERAL INCOME TAX WITHHELD DANA BIVONA	42.06-	
12/03/02	FEDERAL INCOME TAX WITHHELD MICHELLE BARRELLA	64.40-	
12/03/02	FEDERAL INCOME TAX WITHHELD DANA BIVONA	60.90-	
12/03/02	FEDERAL INCOME TAX WITHHELD MICHELLE BARRELLA	148.65-	
12/03/02	FEDERAL INCOME TAX WITHHELD DANA BIVONA	37.95-	
12/03/02	FEDERAL INCOME TAX WITHHELD KEVIN COLEMAN	29.31-	
12/03/02	FEDERAL INCOME TAX WITHHELD CARLOS DACRUZ	339.03-	
12/03/02	FEDERAL INCOME TAX WITHHELD MANUEL A DACRUZ	339.04-	
12/03/02	FEDERAL INCOME TAX WITHHELD LAURA FLEMING	185.13-	
12/03/02	FEDERAL INCOME TAX WITHHELD HEATHER THOMPSON	108.74-	

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

FEES AND EXPENSES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
-- TAXES AND OTHER EXPENSES (CONTINUED) --			
12/03/02	FEDERAL INCOME TAX WITHHELD MARY VENCEK	86.73-	
12/03/02	FEDERAL INCOME TAX WITHHELD DANA BIVONA	16.52-	
12/03/02	FEDERAL INCOME TAX WITHHELD KEVIN COLEMAN	36.03-	
12/03/02	FEDERAL INCOME TAX WITHHELD LAURA FLEMING	74.25-	
12/03/02	FEDERAL INCOME TAX WITHHELD MARY VENCEK	160.20-	
	BP AMOCO PLC		
03/19/02	FOREIGN TAX WITHHELD @ .0383 PER SH	7.67-	
03/19/02	FOREIGN TAX WITHHELD @ .0383 PER SH	19.17-	
06/11/02	FOREIGN TAX WITHHELD @ .0383 PER SH	15.33-	
06/11/02	FOREIGN TAX WITHHELD @ .0383 PER SH	26.83-	
09/09/02	FOREIGN TAX WITHHELD @ .04 PER SH	22.40-	
09/09/02	FOREIGN TAX WITHHELD @ .04 PER SH	67.12-	
12/10/02	FOREIGN TAX WITHHELD @ .04 PER SH	22.40-	
12/10/02	FOREIGN TAX WITHHELD @ .04 PER SH	67.12-	
-- TOTAL FEES AND EXPENSES --		9,732.47-*	.00 *

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

TRANSACTION STATEMENT
JANUARY 01, 2002 TO DECEMBER 31, 2002

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

PURCHASES

DATE	DESCRIPTION	CASH	BOOK VALUE
	EMPLOYEE BENEFIT BOND FUND		
04/10/02	PURCHASED 03/31/02 517 UNITS	49,965.47-	49,965.47
06/06/02	PURCHASED 05/31/02 2,447 UNITS	59,999.35-	59,999.35
10/09/02	PURCHASED 09/30/02 3,996 UNITS	99,983.14-	99,983.14
	AT&T CORP		
07/19/02	PURCHASED 07/16/02 731 SHS @ 10.38	7,624.33-	7,624.33
07/19/02	PURCHASED 07/16/02 3,123 SHS @ 10.38	32,572.89-	32,572.89
08/19/02	PURCHASED 08/14/02 901 SHS @ 9.66	8,748.71-	8,748.71
08/19/02	PURCHASED 08/14/02 1,960 SHS @ 9.66	19,031.60-	19,031.60
	ALCOA INC		
01/04/02	PURCHASED 12/31/01 1,000 SHS @ 36.18	36,240.00-	36,240.00
01/04/02	PURCHASED 12/31/01 1,000 SHS @ 36.19	36,250.00-	36,250.00
	AMAZON.COM INC		
11/12/02	PURCHASED 11/06/02 583 SHS @ 18.5819	10,833.25-	10,833.25
11/12/02	PURCHASED 11/06/02 1,857 SHS @ 18.5819	34,506.59-	34,506.59
	AMGEN INC		
06/27/02	PURCHASED 06/24/02 264 SHS @ 42.4873	11,216.65-	11,216.65
06/27/02	PURCHASED 06/24/02 793 SHS @ 42.4873	33,692.43-	33,692.43
07/19/02	PURCHASED 07/16/02 177 SHS @ 33.0334	5,846.91-	5,846.91
07/19/02	PURCHASED 07/16/02 557 SHS @ 33.0334	18,399.60-	18,399.60
	APACHE CORP		
01/04/02	PURCHASED 12/31/01 500 SHS @ 50.60	25,330.00-	25,330.00
06/07/02	PURCHASED 06/04/02 200 SHS @ 54.46	10,922.00-	10,922.00
06/17/02	PURCHASED 06/12/02 227 SHS @ 53.35	12,140.45-	12,140.45

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	APPLIED BIOSYSTEMS		
06/17/02	PURCHASED 06/12/02 364 SHS @ 17.90	6,537.44-	6,537.44
06/17/02	PURCHASED 06/12/02 1,089 SHS @ 17.90	19,558.44-	19,558.44
08/23/02	PURCHASED 08/20/02 182 SHS @ 18.91	3,450.72-	3,450.72
08/23/02	PURCHASED 08/20/02 610 SHS @ 18.91	11,565.60-	11,565.60
	ARCHER-DANIELS MIDLAND CO.		
11/12/02	PURCHASED 11/06/02 715 SHS @ 13.8936	9,969.67-	9,969.67
11/12/02	PURCHASED 11/06/02 2,278 SHS @ 13.8936	31,763.53-	31,763.53
	AVON PRODS INC		
01/04/02	PURCHASED 12/31/01 600 SHS @ 46.475	27,921.00-	27,921.00
01/04/02	PURCHASED 12/31/01 2,000 SHS @ 46.39	92,900.00-	92,900.00
	BP AMOCO PLC		
01/04/02	PURCHASED 12/31/01 200 SHS @ 46.94	9,418.00-	9,418.00
01/04/02	PURCHASED 12/31/01 500 SHS @ 46.84	23,450.00-	23,450.00
03/27/02	PURCHASED 03/22/02 200 SHS @ 52.35	10,482.00-	10,482.00
03/28/02	PURCHASED 03/25/02 200 SHS @ 51.96	10,422.00-	10,422.00
06/07/02	PURCHASED 06/04/02 500 SHS @ 49.788	24,924.00-	24,924.00
06/17/02	PURCHASED 06/12/02 160 SHS @ 48.71	7,803.20-	7,803.20
06/17/02	PURCHASED 06/12/02 478 SHS @ 48.71	23,312.06-	23,312.06
	BAKER HUGHES INC		
06/07/02	PURCHASED 06/04/02 550 SHS @ 35.53	19,574.50-	19,574.50
06/17/02	PURCHASED 06/12/02 552 SHS @ 34.4338	19,040.58-	19,040.58
06/17/02	PURCHASED 06/12/02 1,103 SHS @ 34.4338	38,046.66-	38,046.66



Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	BANK OF AMERICA CORPORATION		
03/27/02	PURCHASED 03/22/02 300 SHS @ 67.988	20,414.40-	20,414.40
03/28/02	PURCHASED 03/25/02 400 SHS @ 68.45	27 410.00-	27,410.00
06/07/02	PURCHASED 06/04/02 300 SHS @ 73.86	22,188.00-	22,188.00
06/17/02	PURCHASED 06/12/02 54 SHS @ 71.24	3,851.42-	3,851.42
06/17/02	PURCHASED 06/12/02 159 SHS @ 71.24	11,340.30-	11,340.30
	BOEING CO.		
06/27/02	PURCHASED 06/24/02 248 SHS @ 43.2516	10,738.81-	10,738.81
06/27/02	PURCHASED 06/24/02 746 SHS @ 43.2516	32,302.99-	32,302.99
11/12/02	PURCHASED 11/06/02 423 SHS @ 33.35	14,128.20-	14,128.20
11/12/02	PURCHASED 11/06/02 1,391 SHS @ 33.35	46,459.40-	46,459.40
	CARDINAL HEALTH INC		
01/04/02	PURCHASED 12/31/01 400 SHS @ 65.115	26,076.00-	26,076.00
01/04/02	PURCHASED 12/31/01 500 SHS @ 65.11	32,585.00-	32,585.00
	CENDANT CORPORATION		
01/04/02	PURCHASED 12/31/01 300 SHS @ 19.91	6,003.00-	6,003.00
01/14/02	PURCHASED 01/09/02 2,000 SHS @ 19.137	38,394.00-	38,394.00
03/27/02	PURCHASED 03/22/02 300 SHS @ 19.5129	5,871.87-	5,871.87
06/17/02	PURCHASED 06/12/02 402 SHS @ 15.87	6,403.86-	6,403.86
06/17/02	PURCHASED 06/12/02 70 SHS @ 15.87	1,115.10-	1,115.10
	CISCO SYSTEMS		
08/19/02	PURCHASED 08/14/02 424 SHS @ 13.6813	5,800.87-	5,800.87
08/19/02	PURCHASED 08/14/02 1,422 SHS @ 13.6813	19,454.81-	19,454.81

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	CITIGROUP INC		
02/05/02	PURCHASED 01/31/02 200 SHS @ 46.95	9,410.00-	9,410.00
06/17/02	PURCHASED 06/12/02 201 SHS @ 41.18	8,289.24-	8,289.24
06/17/02	PURCHASED 06/12/02 97 SHS @ 41.18	4,000.28-	4,000.28
	COLGATE PALMOLIVE CO		
09/06/02	PURCHASED 09/03/02 275 SHS @ 53.2843	14,666.93-	14,666.93
09/06/02	PURCHASED 09/03/02 860 SHS @ 53.2843	45,867.50-	45,867.50
	DANAHER CORP.		
06/17/02	PURCHASED 06/12/02 248 SHS @ 64.47	16,003.44-	16,003.44
06/17/02	PURCHASED 06/12/02 741 SHS @ 64.47	47,816.73-	47,816.73
	DELL COMPUTER CO.		
01/04/02	PURCHASED 12/31/01 2,000 SHS @ 27.869	55,738.00-	55,738.00
02/20/02	PURCHASED 02/14/02 700 SHS @ 26.43	18,501.00-	18,501.00
04/04/02	PURCHASED 04/01/02 300 SHS @ 27.089	8,126.70-	8,126.70
04/19/02	PURCHASED 04/16/02 300 SHS @ 26.979	8,093.70-	8,093.70
	DU PONT E I DE NEMOURS & CO		
01/04/02	PURCHASED 12/31/01 700 SHS @ 43.14	30,240.00-	30,240.00
01/04/02	PURCHASED 12/31/01 1,000 SHS @ 43.14	43,200.00-	43,200.00
01/14/02	PURCHASED 01/09/02 900 SHS @ 44.40	40,014.00-	40,014.00
	EBAY INC		
01/04/02	PURCHASED 12/31/01 500 SHS @ 67.699	33,849.50-	33,849.50
05/24/02	PURCHASED 05/21/02 300 SHS @ 55.239	16,571.70-	16,571.70
06/17/02	PURCHASED 06/12/02 332 SHS @ 57.30	19,023.60-	19,023.60

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
06/17/02	PURCHASED 06/12/02 193 SHS @ 57.30	11,058.90-	11,058.90
	ELECTRONIC DATA SYSTEMS CORP NEW		
01/04/02	PURCHASED 12/31/01 1,000 SHS @ 69.00	69,060.00-	69,060.00
	GENERAL DYNAMICS		
01/04/02	PURCHASED 12/31/01 300 SHS @ 79.44	23,862.00-	23,862.00
01/14/02	PURCHASED 01/09/02 200 SHS @ 81.26	16,282.00-	16,282.00
05/31/02	PURCHASED 05/28/02 250 SHS @ 98.912	24,758.00-	24,758.00
06/17/02	PURCHASED 06/12/02 147 SHS @ 103.50	15,224.37-	15,224.37
	GOLDMAN SACHS INTL EQTY INST FD 867		
01/02/02	PURCHASED 12/31/01 1,626.545 SHS @ 15.37	25,000.00-	25,000.00
03/26/02	PURCHASED 03/25/02 982.318 SHS @ 15.27	15,000.00-	15,000.00
07/17/02	PURCHASED 07/16/02 1,843.658 SHS @ 13.56	25,000.00-	25,000.00
10/28/02	PURCHASED 10/25/02 1,620.746 SHS @ 12.34	20,000.00-	20,000.00
	HOUSEHOLD INTNL INC		
06/17/02	PURCHASED 06/12/02 75 SHS @ 52.3755	3,932.66-	3,932.66
06/17/02	PURCHASED 06/12/02 1,120 SHS @ 52.3755	58,727.76-	58,727.76
	ILLINOIS TOOL WORKS		
06/07/02	PURCHASED 06/04/02 300 SHS @ 68.23	20,499.00-	20,499.00
06/17/02	PURCHASED 06/12/02 290 SHS @ 68.55	19,896.90-	19,896.90
06/17/02	PURCHASED 06/12/02 568 SHS @ 68.55	38,970.48-	38,970.48
	INTEL CORP		
03/28/02	PURCHASED 03/25/02 300 SHS @ 30.099	9,029.70-	9,029.70


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
06/17/02	PURCHASED 06/12/02 860 SHS @ 21.2497	18,274.74-	18,274.74
06/17/02	PURCHASED 06/12/02 2,275 SHS @ 21.2497	48,343.07-	48,343.07
	IBM		
06/17/02	PURCHASED 06/12/02 78 SHS @ 75.40	5,889.62-	5,889.62
	INTERNATIONAL PAPER CO		
01/04/02	PURCHASED 12/31/01 600 SHS @ 40.91	24,582.00-	24,582.00
01/04/02	PURCHASED 12/31/01 500 SHS @ 41.09	20,575.00-	20,575.00
01/14/02	PURCHASED 01/09/02 1,000 SHS @ 41.67	41,730.00-	41,730.00
06/17/02	PURCHASED 06/12/02 57 SHS @ 43.30	2,471.84-	2,471.84
	INTUIT INC.		
03/28/02	PURCHASED 03/25/02 300 SHS @ 37.8198	11,363.94-	11,363.94
05/31/02	PURCHASED 05/28/02 500 SHS @ 42.0598	21,059.90-	21,059.90
06/07/02	PURCHASED 06/04/02 300 SHS @ 43.1686	12,968.58-	12,968.58
06/17/02	PURCHASED 06/12/02 222 SHS @ 44.1686	9,818.75-	9,818.75
	J P MORGAN CHASE & CO COM		
08/30/02	PURCHASED 08/27/02 400 SHS @ 27.1614	10,884.56-	10,884.56
08/30/02	PURCHASED 08/27/02 1,300 SHS @ 27.1614	35,374.82-	35,374.82
	JANUS WORLDWIDE FUND #41		
01/02/02	PURCHASED 12/31/01 228.102 SHS @ 43.84	10,000.00-	10,000.00
03/26/02	PURCHASED 03/25/02 348.594 SHS @ 43.03	15,000.00-	15,000.00
07/17/02	PURCHASED 07/16/02 574.878 SHS @ 34.79	20,000.00-	20,000.00
10/28/02	PURCHASED 10/25/02 609.013 SHS @ 32.84	20,000.00-	20,000.00


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	JOHNSON CONTROLS		
06/07/02	PURCHASED 06/04/02 200 SHS @ 85.30	17,090.00-	17,090.00
06/17/02	PURCHASED 06/12/02 247 SHS @ 83.20	20,565.22-	20,565.22
06/17/02	PURCHASED 06/12/02 539 SHS @ 83.20	44,877.14-	44,877.14
	KOHLS CORPORATION		
01/04/02	PURCHASED 12/31/01 200 SHS @ 71.44	14,318.00-	14,318.00
06/07/02	PURCHASED 06/04/02 300 SHS @ 71.99	21,627.00-	21,627.00
	LENNAR CORP		
11/12/02	PURCHASED 11/06/02 270 SHS @ 55.0684	14,881.97-	14,881.97
11/12/02	PURCHASED 11/06/02 858 SHS @ 55.0684	47,291.59-	47,291.59
	LOCKHEED MARTIN CORP		
01/04/02	PURCHASED 12/31/01 500 SHS @ 46.78	23,420.00-	23,420.00
01/14/02	PURCHASED 01/09/02 500 SHS @ 47.26	23,660.00-	23,660.00
06/17/02	PURCHASED 06/12/02 463 SHS @ 65.71	30,451.51-	30,451.51
06/17/02	PURCHASED 06/12/02 385 SHS @ 65.71	25,321.45-	25,321.45
11/12/02	PURCHASED 11/06/02 83 SHS @ 55.00	4,569.98-	4,569.98
11/12/02	PURCHASED 11/06/02 331 SHS @ 55.00	18,224.86-	18,224.86
	MASCO CORP.		
01/14/02	PURCHASED 01/09/02 3,000 SHS @ 25.9493	78,027.90-	78,027.90
03/27/02	PURCHASED 03/22/02 300 SHS @ 25.82	7,764.00-	7,764.00
05/31/02	PURCHASED 05/28/02 500 SHS @ 26.95	13,505.00-	13,505.00
	MAXIM INTEGRATED PRODUCTS		
06/10/02	PURCHASED 06/05/02 300 SHS @ 43.439	13,031.70-	13,031.70

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
06/17/02	PURCHASED 06/12/02 240 SHS @ 43.379	10,410.96-	10,410.96
06/17/02	PURCHASED 06/12/02 418 SHS @ 43.379	18,132.42-	18,132.42
07/19/02	PURCHASED 07/16/02 50 SHS @ 40.45	2,022.50-	2,022.50
07/19/02	PURCHASED 07/16/02 431 SHS @ 40.45	17,433.95-	17,433.95
	MICROSOFT CORP		
01/04/02	PURCHASED 12/31/01 800 SHS @ 67.459	53,967.20-	53,967.20
06/17/02	PURCHASED 06/12/02 186 SHS @ 54.979	10,226.09-	10,226.09
06/17/02	PURCHASED 06/12/02 753 SHS @ 54.979	41,399.19-	41,399.19
	MICRON TECHNOLOGY INC		
06/17/02	PURCHASED 06/12/02 573 SHS @ 21.29	12,233.55-	12,233.55
06/17/02	PURCHASED 06/12/02 1,716 SHS @ 21.29	36,636.60-	36,636.60
	MORGAN STANLEY		
05/31/02	PURCHASED 05/28/02 250 SHS @ 46.62	11,685.00-	11,685.00
06/17/02	PURCHASED 06/12/02 404 SHS @ 43.9872	17,795.07-	17,795.07
06/17/02	PURCHASED 06/12/02 1,959 SHS @ 43.9872	86,288.46-	86,288.46
	NEWELL RUBBERMAID INC		
03/27/02	PURCHASED 03/22/02 300 SHS @ 32.3417	9,720.51-	9,720.51
03/28/02	PURCHASED 03/25/02 500 SHS @ 31.78	15,920.00-	15,920.00
06/07/02	PURCHASED 06/04/02 500 SHS @ 34.32	17,190.00-	17,190.00
06/17/02	PURCHASED 06/12/02 287 SHS @ 33.75	9,703.47-	9,703.47
06/17/02	PURCHASED 06/12/02 757 SHS @ 33.75	25,594.17-	25,594.17
	PEOPLESOFT INCORPORA		
06/17/02	PURCHASED 06/12/02 988 SHS @ 19.0256	18,797.29-	18,797.29

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
06/17/02	PURCHASED 06/12/02 2,992 SHS @ 19.0256	56,924.60-	56,924.60
	PEPSICO INC		
01/04/02	PURCHASED 12/31/01 300 SHS @ 48.81	14,673.00-	14,673.00
01/04/02	PURCHASED 12/31/01 500 SHS @ 49.02	24,540.00-	24,540.00
06/17/02	PURCHASED 06/12/02 215 SHS @ 51.94	11,180.97-	11,180.97
	PFIZER INC		
06/17/02	PURCHASED 06/12/02 238 SHS @ 35.22	8,396.64-	8,396.64
06/17/02	PURCHASED 06/12/02 457 SHS @ 35.22	16,122.96-	16,122.96
07/19/02	PURCHASED 07/16/02 336 SHS @ 28.51	9,596.16-	9,596.16
07/19/02	PURCHASED 07/16/02 1,101 SHS @ 28.51	31,444.56-	31,444.56
	PHILIP MORRIS COMPANIES		
01/04/02	PURCHASED 12/31/01 300 SHS @ 46.19	13,887.00-	13,887.00
01/04/02	PURCHASED 12/31/01 500 SHS @ 46.24	23,150.00-	23,150.00
06/17/02	PURCHASED 06/12/02 341 SHS @ 56.3273	19,228.07-	19,228.07
06/17/02	PURCHASED 06/12/02 619 SHS @ 56.3273	34,903.74-	34,903.74
	QUALCOMM INC		
01/29/02	PURCHASED 01/24/02 500 SHS @ 44.059	22,029.50-	22,029.50
01/29/02	PURCHASED 01/24/02 500 SHS @ 44.069	22,034.50-	22,034.50
03/28/02	PURCHASED 03/25/02 200 SHS @ 40.159	8,031.80-	8,031.80
05/24/02	PURCHASED 05/21/02 700 SHS @ 32.639	22,847.30-	22,847.30
05/31/02	PURCHASED 05/28/02 250 SHS @ 30.869	7,717.25-	7,717.25
06/17/02	PURCHASED 06/12/02 471 SHS @ 32.089	15,113.92-	15,113.92



UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

UNITEDTRUST BANK - TRUST DEPT

TRANSACTION STATEMENT
JANUARY 01, 2002 TO DECEMBER 31, 2002

ACCOUNT 62-0093-00 CONSOLIDATED STATEMENT
FOR UNITEDTRUST BANK 401(K) PLAN
ACCOUNTS 62-0093-00 TO 62-0093-06

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	SCHERING PLOUGH CORP		
11/12/02	PURCHASED 11/06/02 603 SHS @ 21.6547	13,087.93-	13,087.93
11/12/02	PURCHASED 11/06/02 1,922 SHS @ 21.6547	41,716.44-	41,716.44
	SHERWIN WILLIAMS CO		
11/12/02	PURCHASED 11/06/02 339 SHS @ 27.998	9,508.27-	9,508.27
11/12/02	PURCHASED 11/06/02 1,081 SHS @ 27.998	30,319.89-	30,319.89
	SPRINT CORP PCS COM SER 1		
01/04/02	PURCHASED 12/31/01 300 SHS @ 24.90	7,500.00-	7,500.00
01/14/02	PURCHASED 01/09/02 1,000 SHS @ 19.75	19,810.00-	19,810.00
12/03/02	PURCHASED 11/27/02 1,947 SHS @ 5.2781	10,373.81-	10,373.81
12/03/02	PURCHASED 11/27/02 6,253 SHS @ 5.2781	33,316.61-	33,316.61
	TXU CORP COM		
01/04/02	PURCHASED 12/31/01 600 SHS @ 47.23	28,374.00-	28,374.00
01/04/02	PURCHASED 12/31/01 1,000 SHS @ 47.07	47,130.00-	47,130.00
	TARGET CORP		
02/05/02	PURCHASED 01/31/02 200 SHS @ 43.10	8,640.00-	8,640.00
	TENET HEALTHCARE CORP		
04/04/02	PURCHASED 04/01/02 200 SHS @ 67.29	13,488.00-	13,488.00
04/19/02	PURCHASED 04/16/02 300 SHS @ 69.72	20,942.47-	20,942.47
	TRAVELERS PROPERTY CASUALTY CORP NEW CL A		
08/26/02	PURCHASED 08/21/02 290 SHS @ 16.46	4,787.90-	4,787.90
08/26/02	PURCHASED 08/21/02 860 SHS @ 16.46	14,198.60-	14,198.60

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	UNION PAC CORP		
05/31/02	PURCHASED 05/28/02 500 SHS @ 60.78	30,420.00-	30,420.00
06/07/02	PURCHASED 06/04/02 500 SHS @ 60.80	30,430.00-	30,430.00
06/17/02	PURCHASED 06/12/02 888 SHS @ 63.45	56,396.88-	56,396.88
	UNITED NATIONAL BANCORP		
01/29/02	PURCHASED 01/24/02 3,000 SHS @ 22.69	68,070.00-	68,070.00
03/28/02	PURCHASED 03/25/02 7,000 SHS @ 21.80	152,600.00-	152,600.00
04/19/02	PURCHASED 04/16/02 4,500 SHS @ 22.81778	102,680.01-	102,680.01
04/22/02	PURCHASED 04/17/02 2,000 SHS @ 22.90	45,800.00-	45,800.00
08/07/02	PURCHASED 08/02/02 6,500 SHS @ 21.34	138,710.00-	138,710.00
08/20/02	PURCHASED 08/15/02 1,500 SHS @ 21.82	32,730.00-	32,730.00
10/30/02	PURCHASED 10/25/02 2,000 SHS @ 21.15	42,300.00-	42,300.00
	UNITED HEALTH GROUP INC COM		
04/19/02	PURCHASED 04/16/02 300 SHS @ 76.4447	22,951.41-	22,951.41
04/19/02	PURCHASED 04/16/02 300 SHS @ 76.4447	22,951.41-	22,951.41
	VALERO ENERGY CORP		
03/27/02	PURCHASED 03/22/02 300 SHS @ 48.11	14,451.00-	14,451.00
03/28/02	PURCHASED 03/25/02 500 SHS @ 47.50	23,780.00-	23,780.00
04/19/02	PURCHASED 04/16/02 700 SHS @ 47.2344	33,106.08-	33,106.08
04/19/02	PURCHASED 04/16/02 500 SHS @ 47.2344	23,647.20-	23,647.20
08/23/02	PURCHASED 08/20/02 89 SHS @ 34.0884	3,039.21-	3,039.21
08/23/02	PURCHASED 08/20/02 308 SHS @ 34.0884	10,517.71-	10,517.71

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	VERIZON COMMUNICATIONS COM		
12/03/02	PURCHASED 11/27/02 252 SHS @ 41.1709	10,387.67-	10,387.67
12/03/02	PURCHASED 11/27/02 809 SHS @ 41.1709	33,347.71-	33,347.71
	VIACOM INC-CLASS B		
03/27/02	PURCHASED 03/22/02 200 SHS @ 49.77	9,966.00-	9,966.00
03/28/02	PURCHASED 03/25/02 500 SHS @ 49.25	24,655.00-	24,655.00
06/07/02	PURCHASED 06/04/02 300 SHS @ 49.08	14,754.00-	14,754.00
06/17/02	PURCHASED 06/12/02 45 SHS @ 46.84	2,110.50-	2,110.50
	WASHINGTON MUTUAL INCORPORATED		
03/28/02	PURCHASED 03/25/02 400 SHS @ 32.62	13,078.00-	13,078.00
05/24/02	PURCHASED 05/21/02 400 SHS @ 38.97	15,618.00-	15,618.00
05/31/02	PURCHASED 05/28/02 500 SHS @ 38.18	19,120.00-	19,120.00
06/07/02	PURCHASED 06/04/02 600 SHS @ 37.24	22,380.00-	22,380.00
06/17/02	PURCHASED 06/12/02 144 SHS @ 37.4861	5,406.64-	5,406.64
06/17/02	PURCHASED 06/12/02 528 SHS @ 37.4861	19,824.34-	19,824.34
	WYETH		
03/28/02	PURCHASED 03/25/02 300 SHS @ 65.23	19,599.00-	19,599.00
04/19/02	PURCHASED 04/16/02 200 SHS @ 64.67	12,964.00-	12,964.00
06/17/02	PURCHASED 06/12/02 590 SHS @ 50.5337	29,850.28-	29,850.28
06/17/02	PURCHASED 06/12/02 1,266 SHS @ 50.5337	64,051.62-	64,051.62
	YAHOO! INC		
11/12/02	PURCHASED 11/06/02 584 SHS @ 16.9319	9,888.23-	9,888.23
11/12/02	PURCHASED 11/06/02 1,847 SHS @ 16.9319	31,273.21-	31,273.21

UNITEDTRUST

Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

PURCHASES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	XL CAPITAL LTD		
06/17/02	PURCHASED 06/12/02 263 SHS @ 86.69	22,815.25-	22,815.25
06/17/02	PURCHASED 06/12/02 787 SHS @ 86.69	68,272.25-	68,272.25
	NET CASH MANAGEMENT (382 TRANS)	7,661,058.87-	7,661,058.87
-- TOTAL PURCHASES --		12,841,832.83-*	12,841,832.83 *


Trust and Investment Services Division


1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES

DATE	DESCRIPTION	CASH	BOOK VALUE
	EMPLOYEE BENEFIT BOND FUND		
05/09/02	RECD 31,218 SHS AS 300 % STK SPLT		
	AOL TIME WARNER INC COM		
01/14/02	SOLD 01/09/02 600 SHS @ 32.30	19,349.35	24,045.00-
01/14/02	SOLD 01/09/02 1,500 SHS @ 31.78	47,579.28	72,705.00-
	AT&T CORP		
11/20/02	ADJUSTMENT TO COST BASIS DUE TO NON-TAXABLE DISTRIBUTION OF COMCAST CORP NEW CLASS A		10,249.52-
11/20/02	ADJUSTMENT TO COST BASIS DUE TO NON-TAXABLE DISTRIBUTION OF COMCAST CORP NEW CLASS A		32,304.41-
11/22/02	WITHDRAWAL OF 1,632.000 SHARES AS A RESULT OF A REVERSE SPLIT AT & T CORPORATION COM NEW		6,123.52-
11/22/02	WITHDRAWAL OF 5,083.000 SHARES AS A RESULT OF A REVERSE SPLIT AT & T CORPORATION COM NEW		19,300.08-
	AT & T CORPORATION COM NEW		
11/22/02	RECEIVED 326.400 SHARES AS A RESULT OF REVERSE SPLIT AT&T CORP AT .2000000000 PER SHARE PAYABLE 11/22/02		6,123.52
11/22/02	RECEIVED 1,016.600 SHARES AS A RESULT OF REVERSE SPLIT AT&T CORP AT .2000000000 PER SHARE PAYABLE 11/22/02		19,300.08
12/02/02	SOLD 11/26/02 .4 SHS @ 27.88	10.76	7.50-
12/02/02	SOLD 11/26/02 .6 SHS @ 27.88	16.14	11.39-
12/23/02	SOLD 12/18/02 326 SHS @ 27.40	8,902.13	6,116.02-
12/23/02	SOLD 12/18/02 1,016 SHS @ 27.40	27,776.60	19,288.69-
	ALCOA INC		
01/14/02	SOLD 01/09/02 300 SHS @ 37.44	11,201.83	11,130.00-



UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
01/29/02	SOLD 01/24/02 1,000 SHS @ 35.24	35,179.47	36,240.00-
01/29/02	SOLD 01/24/02 1,700 SHS @ 35.2312	59,790.14	63,070.00-
	AMAZON.COM INC		
12/23/02	SOLD 12/18/02 583 SHS @ 22.25	12,971.35	10,833.25-
12/23/02	SOLD 12/18/02 1,857 SHS @ 22.25	41,317.00	34,506.59-
	AMERICAN INTL GROUP INC		
01/04/02	SOLD 12/31/01 150 SHS @ 79.80	11,939.82	9,274.64-
01/04/02	SOLD 12/31/01 400 SHS @ 79.77	31,877.52	28,980.43-
04/01/02	SOLD 03/26/02 200 SHS @ 71.75	14,319.78	12,366.18-
06/17/02	SOLD 06/12/02 73 SHS @ 64.69	4,717.85	4,513.66-
06/17/02	SOLD 06/12/02 1,619 SHS @ 64.69	104,632.81	117,298.31-
12/23/02	SOLD 12/18/02 327 SHS @ 59.90	19,556.71	20,218.70-
12/23/02	SOLD 12/18/02 981 SHS @ 59.90	58,701.27	71,074.52-
	AMGEN INC		
12/23/02	SOLD 12/18/02 441 SHS @ 51.37	22,653.48	17,063.56-
12/23/02	SOLD 12/18/02 1,350 SHS @ 51.37	69,347.41	52,092.03-
	APACHE CORP		
08/23/02	SOLD 08/20/02 227 SHS @ 55.32	12,545.91	12,140.45-
08/23/02	SOLD 08/20/02 700 SHS @ 55.32	38,687.83	36,252.00-
	APPLIED BIOSYSTEMS		
12/23/02	SOLD 12/18/02 546 SHS @ 18.25	9,931.44	9,988.16-
12/23/02	SOLD 12/18/02 1,699 SHS @ 18.25	30,903.87	31,124.04-

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	ARCHER-DANIELS MIDLAND CO.		
12/23/02	SOLD 12/18/02 715 SHS @ 12.40	8,822.83	9,969.67-
12/23/02	SOLD 12/18/02 2,278 SHS @ 12.40	28,109.66	31,763.53-
	AVON PRODS INC		
06/17/02	SOLD 06/12/02 162 SHS @ 55.28	8,945.37	7,538.67-
06/17/02	SOLD 06/12/02 687 SHS @ 55.28	37,934.99	31,911.15-
12/23/02	SOLD 12/18/02 438 SHS @ 54.30	23,752.68	20,382.33-
12/23/02	SOLD 12/18/02 1,313 SHS @ 54.30	71,214.97	60,988.85-
	BP AMOCO PLC		
12/23/02	SOLD 12/18/02 560 SHS @ 39.92	22,320.92	27,703.20-
12/23/02	SOLD 12/18/02 1,678 SHS @ 39.92	66,883.06	82,108.06-
	BAKER HUGHES INC		
12/23/02	SOLD 12/18/02 552 SHS @ 32.50	17,906.34	19,040.58-
12/23/02	SOLD 12/18/02 1,653 SHS @ 32.50	53,621.70	57,621.16-
	BANK OF AMERICA CORPORATION		
12/23/02	SOLD 12/18/02 354 SHS @ 68.55	24,235.96	24,265.82-
12/23/02	SOLD 12/18/02 1,059 SHS @ 68.55	72,528.72	73,523.30-
	BOEING CO.		
12/23/02	SOLD 12/18/02 671 SHS @ 31.77	21,276.76	24,867.01-
12/23/02	SOLD 12/18/02 2,137 SHS @ 31.77	67,762.22	78,762.39-
	BRISTOL MYERS SQUIBB DTD 09/28/01 5.75% DUE 10/01/2011 CALL @ MAKE WHOLE +20BP		
12/23/02	SOLD 12/18/02 50,000 P V @ 103.50	51,750.00	50,000.00-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	CARDINAL HEALTH INC		
06/17/02	SOLD 06/12/02 315 SHS @ 62.32	19,611.31	21,992.85-
06/17/02	SOLD 06/12/02 346 SHS @ 62.32	21,541.31	23,874.00-
11/12/02	SOLD 11/06/02 147 SHS @ 69.98	10,277.93	10,263.33-
11/12/02	SOLD 11/06/02 394 SHS @ 69.98	27,547.65	27,186.00-
12/23/02	SOLD 12/18/02 238 SHS @ 61.00	14,487.56	16,616.82-
12/23/02	SOLD 12/18/02 760 SHS @ 61.00	46,313.00	52,440.00-
	CENDANT CORPORATION		
12/23/02	SOLD 12/18/02 1,402 SHS @ 11.30	15,758.00	26,480.73-
12/23/02	SOLD 12/18/02 4,070 SHS @ 11.30	45,745.41	71,039.10-
	CHEVRON TEXACO CORP COMM		
01/04/02	SOLD 12/31/01 1,000 SHS @ 89.93	89,868.65	84,983.58-
04/01/02	SOLD 03/26/02 100 SHS @ 89.06	8,875.86	8,990.19-
04/19/02	SOLD 04/16/02 400 SHS @ 86.49	34,570.95	35,960.78-
06/07/02	SOLD 06/04/02 1,000 SHS @ 86.50	86,437.39	84,983.57-
	CISCO SYSTEMS		
01/04/02	SOLD 12/31/01 300 SHS @ 18.851	5,655.21	2,953.00-
05/31/02	SOLD 05/28/02 500 SHS @ 16.331	8,165.25	4,921.67-
06/17/02	SOLD 06/12/02 1,331 SHS @ 15.151	20,165.37	13,101.47-
06/17/02	SOLD 06/12/02 2,396 SHS @ 15.151	36,300.70	33,662.92-
12/23/02	SOLD 12/18/02 1,293 SHS @ 13.42	17,351.53	14,354.73-
12/23/02	SOLD 12/18/02 4,026 SHS @ 13.42	54,027.29	56,040.05-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	CITIGROUP INC		
01/04/02	SOLD 12/31/01 110 SHS @ 50.6691	5,543.51	4,805.42-
01/04/02	SOLD 12/31/01 1,000 SHS @ 50.832	50,771.23	47,582.23-
05/24/02	SOLD 05/21/02 500 SHS @ 45.77	22,854.31	19,225.16-
05/31/02	SOLD 05/28/02 300 SHS @ 44.20	13,229.60	13,105.69-
06/07/02	SOLD 06/04/02 500 SHS @ 41.90	20,919.36	18,301.12-
08/23/02	ADJUSTMENT TO COST BASIS DUE TO NON-TAXABLE DISTRIBUTION OF TRAVELERS PROPERTY CASUALTY CORP A TRAVELERS PROPERTY CASUALTY CORP B		3,449.55-
08/23/02	ADJUSTMENT TO COST BASIS DUE TO NON-TAXABLE DISTRIBUTION OF TRAVELERS PROPERTY CASUALTY CORP A TRAVELERS PROPERTY CASUALTY CORP B		8,420.03-
12/23/02	SOLD 12/18/02 1,201 SHS @ 36.95	44,303.55	50,673.05-
12/23/02	SOLD 12/18/02 3,597 SHS @ 36.95	132,689.32	123,688.08-
	COLGATE PALMOLIVE CO		
12/23/02	SOLD 12/18/02 275 SHS @ 52.30	14,352.06	14,666.93-
12/23/02	SOLD 12/18/02 860 SHS @ 52.30	44,925.04	45,867.50-
	COMCAST CORP NEW CLASS A		
11/20/02	RECEIVED 527.952 SHARES AS NON-TAXABLE DISTRIBUTION FROM AT&T CORP AT .3235000000 PER SHARE PAYABLE 11/20/02		10,249.52
11/20/02	RECEIVED 1,644.350 SHARES AS NON-TAXABLE DISTRIBUTION FROM AT&T CORP AT .3235000000 PER SHARE PAYABLE 11/20/02		32,304.41
12/02/02	SOLD 11/26/02 .952 SHS @ 25.74	24.50	18.48-
12/02/02	SOLD 11/26/02 .35 SHS @ 25.74	9.01	6.88-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
12/23/02	SOLD 12/18/02 527 SHS @ 24.1708	12,737.62	10,231.04-
12/23/02	SOLD 12/18/02 1,644 SHS @ 24.18	39,750.72	32,297.53-
	CONSOLIDATED EDISON OF NEW YORK DTD 05/03/00 8.125% DUE 05/01/2010		
12/23/02	SOLD 12/18/02 50,000 P V @ 118.00	59,000.00	49,916.50-
	CORESTATES CAPITAL CORP DTD 10/19/93 5.875% DUE 10/15/2003		
12/23/02	SOLD 12/18/02 50,000 P V @ 102.06	51,030.00	49,500.00-
	DANAHER CORP.		
12/23/02	SOLD 12/18/02 248 SHS @ 62.40	15,444.73	16,003.44-
12/23/02	SOLD 12/18/02 741 SHS @ 62.40	46,192.54	47,816.73-
	DELL COMPUTER CO.		
06/17/02	SOLD 06/12/02 288 SHS @ 26.231	7,554.30	7,668.78-
06/17/02	SOLD 06/12/02 165 SHS @ 26.231	4,327.99	4,598.39-
12/23/02	SOLD 12/18/02 712 SHS @ 26.66	18,981.34	18,958.92-
12/23/02	SOLD 12/18/02 2,135 SHS @ 26.6623	56,922.29	59,233.31-
	DU PONT E I DE NEMOURS & CO		
06/17/02	SOLD 06/12/02 52 SHS @ 44.23	2,269.89	2,246.40-
12/23/02	SOLD 12/18/02 648 SHS @ 43.30	28,018.67	27,993.60-
12/23/02	SOLD 12/18/02 1,900 SHS @ 43.30	82,153.52	83,214.00-
	EMC CORP		
01/04/02	SOLD 12/31/01 3,000 SHS @ 13.59	40,589.38	44,435.50-
01/04/02	SOLD 12/31/01 4,000 SHS @ 13.5253	53,860.38	67,894.01-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	EBAY INC		
12/23/02	SOLD 12/18/02 332 SHS @ 69.64	23,119.78	19,023.60-
12/23/02	SOLD 12/18/02 993 SHS @ 69.64	69,150.43	61,480.10-
	ELECTRONIC DATA SYSTEMS CORP NEW		
06/17/02	SOLD 06/12/02 107 SHS @ 49.35	5,250.29	7,389.42-
07/19/02	SOLD 07/16/02 300 SHS @ 34.75	10,409.69	18,645.00-
07/19/02	SOLD 07/16/02 893 SHS @ 34.75	30,986.17	61,670.58-
	FREDDIE MAC		
01/04/02	SOLD 12/31/01 100 SHS @ 65.27	6,496.90	6,719.00-
03/27/02	SOLD 03/22/02 700 SHS @ 63.76	44,589.33	46,451.00-
03/28/02	SOLD 03/25/02 1,200 SHS @ 63.19	75,754.86	78,054.00-
	GENERAL DYNAMICS		
06/17/02	SOLD 06/12/02 35 SHS @ 103.46	3,590.99	3,466.12-
06/27/02	SOLD 06/24/02 42 SHS @ 110.00	4,617.34	4,159.34-
06/27/02	SOLD 06/24/02 126 SHS @ 110.00	13,852.02	10,782.71-
11/12/02	SOLD 11/06/02 173 SHS @ 81.52	14,092.16	17,132.54-
11/12/02	SOLD 11/06/02 521 SHS @ 81.52	42,439.38	44,585.66-
	GENERAL ELEC CO		
04/04/02	SOLD 04/01/02 600 SHS @ 37.12	22,235.32	3,854.25-
05/31/02	SOLD 05/28/02 250 SHS @ 32.408	8,071.75	1,605.94-
06/17/02	SOLD 06/12/02 1,133 SHS @ 30.00	33,932.33	7,278.11-
06/17/02	SOLD 06/12/02 2,951 SHS @ 30.00	88,379.78	58,691.49-
08/30/02	SOLD 08/27/02 517 SHS @ 31.9781	16,506.33	3,321.08-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
08/30/02	SOLD 08/27/02 1,549 SHS @ 31.9781	49,455.14	24,888.10-
	GENERAL MOTORS ACCEPTANCE CORP DTD 03/02/01 7.25% DUE 03/02/2011		
12/23/02	SOLD 12/18/02 50,000 P V @ 99.523	49,761.50	49,755.00-
	GOLDMAN SACHS INTL EQTY INST FD 867		
12/23/02	SOLD 12/20/02 17,070.179 SHS @ 12.04	205,524.96	337,000.00-
	HOME DEPOT INC		
05/31/02	SOLD 05/28/02 200 SHS @ 41.73	8,315.74	3,123.89-
06/07/02	SOLD 06/04/02 800 SHS @ 40.60	32,431.02	12,573.99-
06/17/02	SOLD 06/12/02 473 SHS @ 38.30	18,086.97	7,388.00-
06/17/02	SOLD 06/12/02 622 SHS @ 38.30	23,784.56	9,776.28-
11/12/02	SOLD 11/06/02 527 SHS @ 28.01	14,734.48	8,231.46-
11/12/02	SOLD 11/06/02 1,578 SHS @ 28.01	44,119.54	24,802.21-
	HOUSEHOLD INTNL INC		
12/23/02	SOLD 12/18/02 575 SHS @ 28.10	16,122.51	35,162.66-
12/23/02	SOLD 12/18/02 1,720 SHS @ 28.10	48,227.34	92,081.76-
	ILLINOIS TOOL WORKS		
12/23/02	SOLD 12/18/02 290 SHS @ 65.66	19,010.82	19,896.90-
12/23/02	SOLD 12/18/02 868 SHS @ 65.66	56,939.08	59,469.48-
	INTEL CORP		
12/23/02	SOLD 12/18/02 860 SHS @ 17.54	15,083.94	18,274.74-
12/23/02	SOLD 12/18/02 2,575 SHS @ 17.54	45,164.14	57,372.77-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	IBM		
06/17/02	SOLD 06/12/02 41 SHS @ 74.99	3,044.49	4,490.32-
12/23/02	SOLD 12/18/02 359 SHS @ 79.25	28,419.89	39,317.68-
12/23/02	SOLD 12/18/02 1,078 SHS @ 79.25	85,364.24	115,325.62-
	INTERNATIONAL PAPER CO		
12/23/02	SOLD 12/18/02 657 SHS @ 34.96	22,928.60	27,053.84-
12/23/02	SOLD 12/18/02 2,000 SHS @ 34.96	69,797.89	82,335.00-
	INTUIT INC.		
06/17/02	SOLD 06/12/02 226 SHS @ 43.8906	9,905.42	9,519.07-
12/23/02	SOLD 12/18/02 274 SHS @ 48.24	13,217.36	11,540.83-
12/23/02	SOLD 12/18/02 822 SHS @ 48.2416	39,653.40	34,151.27-
	J P MORGAN CHASE & CO COM		
12/23/02	SOLD 12/18/02 400 SHS @ 24.45	9,749.70	10,884.56-
12/23/02	SOLD 12/18/02 1,300 SHS @ 24.45	31,706.04	35,374.82-
	JANUS WORLDWIDE FUND #41		
11/29/02	SOLD 11/27/02 100 SHS @ 33.88	3,388.00	4,413.48-
12/13/02	SOLD 12/12/02 100 SHS @ 32.98	3,298.00	4,413.48-
12/23/02	SOLD 12/20/02 5,928.15 SHS @ 32.39	192,012.78	261,637.61-
	JOHNSON & JOHNSON		
01/04/02	SOLD 12/31/01 300 SHS @ 59.12	17,705.73	16,377.00-
01/04/02	SOLD 12/31/01 500 SHS @ 59.14	29,539.55	27,448.46-
01/14/02	SOLD 01/09/02 500 SHS @ 57.26	28,599.57	27,448.46-
05/31/02	SOLD 05/28/02 250 SHS @ 61.43	15,327.03	13,647.50-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
06/07/02	SOLD 06/04/02 300 SHS @ 59.35	17,774.46	16,469.07-
06/17/02	SOLD 06/12/02 240 SHS @ 57.29	13,734.79	13,101.60-
06/17/02	SOLD 06/12/02 672 SHS @ 57.29	38,457.40	36,890.73-
12/23/02	SOLD 12/18/02 510 SHS @ 54.24	27,630.96	27,840.90-
12/23/02	SOLD 12/18/02 1,528 SHS @ 54.24	82,784.54	83,882.48-
	JOHNSON CONTROLS		
12/23/02	SOLD 12/18/02 247 SHS @ 78.95	19,470.06	20,565.22-
12/23/02	SOLD 12/18/02 739 SHS @ 78.95	58,297.95	61,967.14-
	JUNIPER NETWORKS INCORPORATED		
03/28/02	SOLD 03/25/02 1,000 SHS @ 12.311	12,310.81	55,968.25-
04/01/02	SOLD 03/26/02 400 SHS @ 11.531	4,612.33	23,061.60-
	KOHLS CORPORATION		
06/17/02	SOLD 06/12/02 354 SHS @ 74.75	26,439.46	22,258.81-
06/17/02	SOLD 06/12/02 362 SHS @ 74.75	27,036.96	22,582.92-
12/23/02	SOLD 12/18/02 146 SHS @ 58.85	8,561.84	9,180.19-
12/23/02	SOLD 12/18/02 438 SHS @ 58.85	25,749.24	27,324.08-
	LENNAR CORP		
12/23/02	SOLD 12/18/02 270 SHS @ 53.30	14,360.56	14,881.97-
12/23/02	SOLD 12/18/02 858 SHS @ 53.30	45,678.54	47,291.59-
	LOCKHEED MARTIN CORP		
06/27/02	SOLD 06/24/02 70 SHS @ 70.00	4,895.65	4,603.90-
06/27/02	SOLD 06/24/02 201 SHS @ 70.00	14,057.52	10,507.36-
12/23/02	SOLD 12/18/02 476 SHS @ 50.94	24,216.71	30,417.59-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
12/23/02	SOLD 12/18/02 1,515 SHS @ 50.94	77,080.87	80,118.95-
	MBNA CORP		
01/04/02	SOLD 12/31/01 200 SHS @ 35.50	7,069.89	4,541.33-
05/31/02	SOLD 05/28/02 300 SHS @ 36.28	10,853.67	6,812.00-
06/17/02	SOLD 06/12/02 1,000 SHS @ 33.06	33,009.00	22,706.67-
06/17/02	SOLD 06/12/02 2,000 SHS @ 33.06	66,018.01	41,535.45-
	MASCO CORP.		
06/17/02	SOLD 06/12/02 168 SHS @ 26.09	4,352.98	4,446.54-
12/23/02	SOLD 12/18/02 1,032 SHS @ 20.85	21,454.63	27,314.46-
12/23/02	SOLD 12/18/02 3,000 SHS @ 20.85	62,368.11	78,027.90-
	MAXIM INTEGRATED PRODUCTS		
12/23/02	SOLD 12/18/02 290 SHS @ 35.50	10,294.69	12,433.46-
12/23/02	SOLD 12/18/02 1,149 SHS @ 35.50	40,788.27	48,598.07-
	MERCANTILE BANK ST LOUIS NA DTD 01/25/94 6.375% DUE 01/15/2004		
12/23/02	SOLD 12/18/02 100,000 P V @ 104.00	104,000.00	101,641.00-
	MERCK & CO INC		
01/04/02	SOLD 12/31/01 600 SHS @ 59.36	35,579.46	35,755.50-
01/04/02	SOLD 12/31/01 2,500 SHS @ 59.42	148,397.77	153,062.60-
	MICROSOFT CORP		
11/12/02	SOLD 11/06/02 202 SHS @ 56.09	11,329.85	8,227.42-
11/12/02	SOLD 11/06/02 489 SHS @ 56.09	27,427.18	31,014.49-
12/23/02	SOLD 12/18/02 584 SHS @ 53.84	31,441.61	23,786.21-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
12/23/02	SOLD 12/18/02 1,864 SHS @ 53.84	100,354.73	118,222.90-
	MICRON TECHNOLOGY INC		
12/23/02	SOLD 12/18/02 573 SHS @ 11.00	6,268.43	12,233.55-
12/23/02	SOLD 12/18/02 1,716 SHS @ 11.00	18,772.47	36,636.60-
	MORGAN STANLEY		
12/23/02	SOLD 12/18/02 654 SHS @ 42.08	27,480.25	29,480.07-
12/23/02	SOLD 12/18/02 1,959 SHS @ 42.08	82,314.69	86,288.46-
	NETWORK APPLIANCE INC		
01/04/02	SOLD 12/31/01 600 SHS @ 22.841	13,704.39	9,417.71-
04/01/02	SOLD 03/26/02 2,500 SHS @ 18.881	47,201.79	39,240.45-
06/17/02	SOLD 06/12/02 6,300 SHS @ 13.0505	82,215.67	125,558.85-
	NEWELL RUBBERMAID INC		
12/23/02	SOLD 12/18/02 587 SHS @ 31.60	18,513.42	19,423.98-
12/23/02	SOLD 12/18/02 1,757 SHS @ 31.60	55,414.10	58,704.17-
	ORANGE & ROCKLAND UTILITIES DTD 06/16/00 7.50% DUE 06/15/10		
12/23/02	SOLD 12/18/02 100,000 P V @ 112.00	112,000.00	99,500.00-
	PEOPLESOFT INCORPORA		
12/23/02	SOLD 12/18/02 988 SHS @ 18.37	18,149.01	18,797.29-
12/23/02	SOLD 12/18/02 2,992 SHS @ 18.37	54,961.38	56,924.60-
	PEPSICO INC		
06/17/02	SOLD 06/12/02 195 SHS @ 51.95	10,099.94	9,323.92-
09/06/02	SOLD 09/03/02 405 SHS @ 38.78	15,685.18	19,365.08-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
09/06/02	SOLD 09/03/02 1,215 SHS @ 38.78	47,055.53	59,750.97-
	PFIZER INC		
01/04/02	SOLD 12/31/01 700 SHS @ 40.08	28,013.57	29,787.45-
01/04/02	SOLD 12/31/01 1,500 SHS @ 40.126	60,098.09	65,511.81-
04/19/02	SOLD 04/16/02 300 SHS @ 39.74	11,903.64	12,766.05-
05/31/02	SOLD 05/28/02 250 SHS @ 35.46	8,834.73	10,638.38-
12/23/02	SOLD 12/18/02 1,324 SHS @ 30.00	39,639.36	49,907.92-
12/23/02	SOLD 12/18/02 4,058 SHS @ 30.00	121,492.85	155,989.34-
	PHILIP MORRIS COMPANIES		
01/10/02	SOLD 01/07/02 400 SHS @ 46.09	18,405.72	18,736.00-
12/03/02	SOLD 11/27/02 541 SHS @ 37.56	20,292.30	28,596.07-
12/03/02	SOLD 11/27/02 1,619 SHS @ 37.56	60,726.86	83,333.74-
	QUALCOMM INC		
06/17/02	SOLD 06/12/02 126 SHS @ 32.041	4,037.04	5,551.43-
12/23/02	SOLD 12/18/02 624 SHS @ 38.95	24,304.06	24,195.32-
12/23/02	SOLD 12/18/02 1,871 SHS @ 38.95	72,873.25	68,027.52-
	SCHERING PLOUGH CORP		
12/23/02	SOLD 12/18/02 603 SHS @ 22.25	13,380.16	13,087.93-
12/23/02	SOLD 12/18/02 1,922 SHS @ 22.25	42,647.89	41,716.44-
	SHERWIN WILLIAMS CO		
12/23/02	SOLD 12/18/02 339 SHS @ 28.51	9,634.59	9,508.27-
12/23/02	SOLD 12/18/02 1,081 SHS @ 28.51	30,753.52	30,319.89-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	SPRINT CORP PCS COM SER 1		
02/11/02	SOLD 02/06/02 600 SHS @ 10.90	6,509.90	14,940.00-
02/11/02	SOLD 02/06/02 1,000 SHS @ 10.90	10,849.84	19,810.00-
12/23/02	SOLD 12/18/02 1,947 SHS @ 4.95	9,520.53	10,373.81-
12/23/02	SOLD 12/18/02 6,253 SHS @ 4.95	30,638.76	33,316.61-
	SUN MICROSYSTEM INC		
01/04/02	SOLD 12/31/01 500 SHS @ 12.621	6,310.40	30,718.75-
04/01/02	SOLD 03/26/02 500 SHS @ 8.551	4,275.43	30,718.75-
	TXU CORP COM		
06/04/02	SOLD 05/30/02 600 SHS @ 51.45	30,833.06	28,374.00-
06/07/02	SOLD 06/04/02 1,000 SHS @ 51.29	51,228.45	47,130.00-
	TARGET CORP		
05/31/02	SOLD 05/28/02 250 SHS @ 40.74	10,154.69	7,581.72-
06/07/02	SOLD 06/04/02 500 SHS @ 39.30	19,619.40	16,150.00-
06/17/02	SOLD 06/12/02 611 SHS @ 40.1391	24,487.59	18,529.72-
06/17/02	SOLD 06/12/02 1,585 SHS @ 40.1391	63,523.45	30,409.29-
11/12/02	SOLD 11/06/02 639 SHS @ 30.62	19,533.64	23,685.43-
11/12/02	SOLD 11/06/02 1,915 SHS @ 30.62	58,539.78	35,049.39-
	TENET HEALTHCARE CORP		
01/04/02	SOLD 12/31/01 300 SHS @ 58.95	17,654.73	14,654.40-
01/04/02	SOLD 12/31/01 500 SHS @ 58.91	29,424.55	26,712.01-
01/14/02	SOLD 01/09/02 300 SHS @ 62.81	18,812.71	16,027.20-
05/31/02	SOLD 05/28/02 200 SHS @ 71.24	14,217.57	10,595.91-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
06/07/02	SOLD 06/04/02 300 SHS @ 72.45	21,704.34	16,764.49-
06/17/02	SOLD 06/12/02 301 SHS @ 75.83	22,806.08	15,946.85-
06/17/02	SOLD 06/12/02 505 SHS @ 75.83	38,262.69	28,220.23-
06/27/02	SOLD 06/24/02 72 SHS @ 71.5784	5,149.17	3,814.53-
06/27/02	SOLD 06/24/02 209 SHS @ 71.5784	14,946.90	11,679.26-
06/28/02	RECD 163.50 SHARES AS A RESULT OF 50% STOCK SPLIT, PAYABLE 6/28/02		
06/28/02	RECD 493 SHARES AS A RESULT OF 50% STOCK SPLIT,PAYABLE ON 6/28/02		
07/12/02	SOLD 07/09/02 .5 SHS @ 48.83	22.75	17.66-
11/12/02	SOLD 11/06/02 490 SHS @ 26.30	12,862.11	17,306.65-
11/12/02	SOLD 11/06/02 1,479 SHS @ 26.30	38,822.58	55,099.31-
	TRAVELERS PROPERTY CASUALTY CORP NEW CL A		
08/23/02	RECEIVED 51.888 SHARES AS NON-TAXABLE DISTRIBUTION FROM CITIGROUP INC AT .0432042980 PER SHARE PAYABLE 08/23/02		1,071.30
08/23/02	RECEIVED 155.406 SHARES AS NON-TAXABLE DISTRIBUTION FROM CITIGROUP INC AT .0432042980 PER SHARE PAYABLE 08/23/02		2,614.94
09/04/02	SOLD 08/29/02 .888 SHS @ 15.20	13.36	17.77-
09/04/02	SOLD 08/29/02 .406 SHS @ 15.20	6.10	6.72-
12/23/02	SOLD 12/18/02 341 SHS @ 15.10	5,118.94	5,841.43-
12/23/02	SOLD 12/18/02 1,015 SHS @ 15.10	15,265.13	16,806.82-

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	TRAVELERS PROPERTY CASUALTY CORP NEW CL B		
08/23/02	RECEIVED 106.608 SHARES AS NON-TAXABLE DISTRIBUTION FROM CITIGROUP INC AT .0887655950 PER SHARE PAYABLE 08/23/02		2,378.25
08/23/02	RECEIVED 319.290 SHARES AS NON-TAXABLE DISTRIBUTION FROM CITIGROUP INC AT .0887655950 PER SHARE PAYABLE 08/23/02		5,805.09
09/04/02	SOLD 08/29/02 106 SHS @ 15.35	1,621.75	2,364.37-
09/04/02	SOLD 08/29/02 .608 SHS @ 15.71	9.45	13.88-
09/04/02	SOLD 08/29/02 319 SHS @ 15.35	4,880.55	5,799.82-
09/04/02	SOLD 08/29/02 .29 SHS @ 15.71	4.51	5.27-
	TYCO INTERNATIONAL LTD		
02/20/02	SOLD 02/14/02 700 SHS @ 26.59	18,570.72	25,850.62-
06/12/02	SOLD 06/07/02 1,300 SHS @ 10.05	12,999.61	48,008.29-
06/12/02	SOLD 06/07/02 4,000 SHS @ 10.32	41,078.75	138,655.00-
	UNION PAC CORP		
06/17/02	SOLD 06/12/02 37 SHS @ 63.45	2,317.57	2,251.08-
12/23/02	SOLD 12/18/02 463 SHS @ 60.40	27,934.35	28,168.92-
12/23/02	SOLD 12/18/02 1,388 SHS @ 60.40	83,749.39	86,826.88-
	UNITED NATIONAL BANCORP		
04/01/02	SOLD 03/26/02 800 SHS @ 21.96	17,567.73	21,257.14-
12/03/02	SOLD 11/27/02 400 SHS @ 22.30	8,919.73	7,000.36-
12/23/02	SOLD 12/18/02 1,060 SHS @ 23.11	24,495.86	21,187.50-

UNITEDTRUST

Trust and Investment Services Division



1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
	US CELLULAR CORP DTD 08/21/97 7.25% DUE 08/15/07 CALLABLE ON 08/15/04 @ PAR		
12/23/02	SOLD 12/18/02 200,000 P V @ 101.60	203,200.00	194,000.00-
	UNITED TECHNOLOGIES CORP		
01/04/02	SOLD 12/31/01 1,000 SHS @ 65.16	65,099.02	66,180.00-
	UNITED HEALTH GROUP INC COM		
01/04/02	SOLD 12/31/01 200 SHS @ 71.32	14,233.78	13,672.00-
01/14/02	SOLD 01/09/02 300 SHS @ 69.6967	20,878.69	18,616.20-
05/31/02	SOLD 05/28/02 100 SHS @ 88.41	8,810.73	7,243.23-
06/07/02	SOLD 06/04/02 200 SHS @ 89.96	17,961.45	12,988.83-
06/17/02	SOLD 06/12/02 322 SHS @ 97.14	31,258.82	23,323.22-
06/17/02	SOLD 06/12/02 765 SHS @ 97.14	74,263.96	49,682.27-
06/27/02	SOLD 06/24/02 53 SHS @ 89.9913	4,766.20	3,838.92-
06/27/02	SOLD 06/24/02 159 SHS @ 89.9913	14,298.65	10,326.12-
08/19/02	SOLD 08/14/02 125 SHS @ 88.0176	10,995.62	9,054.04-
08/19/02	SOLD 08/14/02 376 SHS @ 88.0176	33,074.82	24,418.99-
	VALERO ENERGY CORP		
06/17/02	SOLD 06/12/02 730 SHS @ 36.5154	26,611.63	34,716.67-
06/17/02	SOLD 06/12/02 191 SHS @ 36.5154	6,962.77	9,058.60-
12/23/02	SOLD 12/18/02 359 SHS @ 37.82	13,546.97	15,879.62-
12/23/02	SOLD 12/18/02 1,117 SHS @ 37.82	42,176.64	48,886.31-
	VERITAS SOFTWARE CORPORATION		
01/04/02	SOLD 12/31/01 200 SHS @ 45.851	9,170.06	22,171.61-

UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

SALES AND CAPITAL CHANGES (CONTINUED)

DATE	DESCRIPTION	CASH	BOOK VALUE
05/31/02	SOLD 05/28/02 800 SHS @ 23.021	18,416.24	88,686.43-
06/17/02	SOLD 06/12/02 1,300 SHS @ 20.84	27,091.18	141,248.29-
	VERIZON COMMUNICATIONS COM		
12/23/02	SOLD 12/18/02 252 SHS @ 39.17	9,840.54	10,387.67-
12/23/02	SOLD 12/18/02 809 SHS @ 39.17	31,639.03	33,347.71-
	VIACOM INC-CLASS B		
12/23/02	SOLD 12/18/02 245 SHS @ 42.00	10,259.69	12,076.50-
12/23/02	SOLD 12/18/02 800 SHS @ 42.00	33,550.98	39,409.00-
	WASHINGTON MUTUAL INCORPORATED		
12/23/02	SOLD 12/18/02 644 SHS @ 36.25	23,305.65	24,526.64-
12/23/02	SOLD 12/18/02 1,928 SHS @ 36.25	69,772.21	70,900.34-
	WYETH		
07/19/02	SOLD 07/16/02 590 SHS @ 34.50	20,324.89	29,850.28-
07/19/02	SOLD 07/16/02 1,766 SHS @ 34.50	60,836.87	96,614.62-
	YAHOO! INC		
12/23/02	SOLD 12/18/02 584 SHS @ 17.21	10,050.33	9,888.23-
12/23/02	SOLD 12/18/02 1,847 SHS @ 17.21	31,785.91	31,273.21-
	XL CAPITAL LTD		
12/23/02	SOLD 12/18/02 263 SHS @ 79.60	20,904.16	22,815.25-
12/23/02	SOLD 12/18/02 787 SHS @ 79.60	62,596.09	68,272.25-
	NET CASH MANAGEMENT (120 TRANS)	2,405,955.94	2,405,955.94-
-- TOTAL SALES AND CAPITAL CHANGES --		11,179,693.94 *	11,968,421.94- *



Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

ADJUSTMENTS

DATE	DESCRIPTION	CASH	BOOK VALUE
	CENDANT CORPORATION		
09/04/02	TO COMBINE TAX LOTS		71,039.10-
09/04/02	TO COMBINE TAX LOTS		71,039.10
	CITIGROUP INC		
09/10/02	TO COMBINE TAX LOTS		21,391.37-
09/10/02	TO COMBINE TAX LOTS		21,391.37
	DELL COMPUTER CO.		
09/04/02	TO COMBINE TAX LOTS		59,233.31-
09/04/02	TO COMBINE TAX LOTS		59,233.31
	PFIZER INC		
09/04/02	TO COMBINE TAX LOTS		155,989.34-
09/04/02	TO COMBINE TAX LOTS		155,989.34
	QUALCOMM INC		
09/10/02	TO COMBINE TAX LOTS		7,717.25-
09/10/02	TO COMBINE TAX LOTS		7,717.25
	TARGET CORP		
09/04/02	TO COMBINE TAX LOTS		35,049.39-
09/04/02	TO COMBINE TAX LOTS		35,049.39
09/10/02	TO COMBINE TAX LOTS		4,215.43-
09/10/02	TO COMBINE TAX LOTS		4,215.43
	TRAVELERS PROPERTY CASUALTY CORP NEW CL A		
09/10/02	TO COMBINE TAX LOTS		1,053.53-
09/10/02	TO COMBINE TAX LOTS		1,053.53
	UNITED NATIONAL BANCORP		
09/04/02	TO COMBINE TAX LOTS		3,199,833.92-
09/04/02	TO COMBINE TAX LOTS		3,199,833.92
-- TOTAL ADJUSTMENTS --		.00 *	.00 *

UNITEDTRUST

Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

RELATED ACCOUNT SUMMARY

ACCOUNT	SHORT TITLE	INCOME CASH	PRINCIPAL CASH	INVESTMENTS
62-0093-00	TUA/IM UNITEDTRUST 401K PROFIT SHARE			1,658,224.69
62-0093-02	TUA/IM UNITEDTRUST 401K EQUITY FUND			3,181,880.97
62-0093-03	TUA/IM UNITEDTRUST 401K FIXED FUND			1,327,776.95
62-0093-04	TUA/IM UNITEDTRUST 401K MONEY MARKET			678,779.76
62-0093-05	TUA/IM UNITEDTRUST 401K UNB STOCK			3,280,675.79
62-0093-06	TUA/IM UNITEDTRUST 401K GLOBAL ASSET			417,712.17


UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

Tr U/A UnitedTrust Bank Profit Sharing and 401(k) Plan -Consolidated

UnitedTrust Bank as Trustee,
hereby certifies that the foregoing
statement furnished pursuant to
29 C.F.R. Section 2520.103-5(c) is
complete and accurate.

James F. Duffy, CRSP
Assistant Vice President and Trust Officer

T-160 (4/01)


UNITEDTRUST
Trust and Investment Services Division

1130 Route 22 East
P.O. Box 6000
Bridgewater NJ 08807-0010

Tr U/A UnitedTrust Bank Profit Sharing and 401(k) Plan - Consolidated

The foregoing report for 2002 hereby accepted and approved.

UNITEDTRUST BANK
PROFIT SHARING PLAN COMMITTEE

[signature]

Thomas C. Gregor, Chairman

3-10-03

Date

T-160 (4/01)